Form 10KSB, Exhibit 13
period 2005-12-31
Colonial Bankshares Inc
filed 2006-03-30
CIK 1317019

                                                                      EXHIBIT 13

                 PORTIONS OF 2005 ANNUAL REPORT TO STOCKHOLDERS

                 SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

        The following information is derived from the audited consolidated financial statements of Colonial Bankshares, Inc., or prior to December 31, 2002, Colonial Bank, FSB. For additional information, reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements of Colonial Bankshares, Inc. and related notes included elsewhere in this Annual Report.

                                                                AT DECEMBER 31,
                                     -------------------------------------------------------------------------
                                          2005          2004           2003            2002           2001
                                     -------------  -------------  -------------  -------------  -------------
                                                                   (IN THOUSANDS)
SELECTED FINANCIAL CONDITION DATA:

Total assets....................      $   336,852    $   291,050    $   243,535    $   235,495    $   189,085
Cash and amounts due from banks.           10,669          5,282          5,264          4,984          4,641
Securities held to maturity.....           17,474         18,584         24,598         40,118         56,409
Securities available for sale...          139,256        131,159        118,233        123,827         67,546
Loans receivable, net...........          157,774        125,800         86,841         59,523         53,732
Deposits........................          284,725        259,407        223,569        217,786        170,100
Short-term borrowings...........           15,415         13,890          4,070          3,165          6,240
Stockholder's equity............           35,861         16,848         15,154         13,617         12,033


                                                                                                    FOR THE
                                                                                                  NINE MONTHS
                                                    FOR THE YEARS ENDED DECEMBER 31,                 ENDED
                                     ----------------------------------------------------------     DECEMBER
                                          2005          2004           2003           2002        31, 2001 (1)
                                     -------------  -------------  -------------  -------------  -------------
                                                                   (IN THOUSANDS)
SELECTED OPERATING DATA:

Interest income.................      $    14,706    $    12,351    $    10,734    $    11,316    $     8,156
Interest expense................            6,623          4,662          4,275          6,143          5,129
                                      -----------    -----------    -----------    -----------    -----------
   Net interest income..........            8,083          7,689          6,459          5,173          3,027
Provision for loan losses.......              204            354            283            218            107
                                      -----------    -----------    -----------    -----------    -----------
   Net interest income after
     provision for loan losses..            7,879          7,335          6,176          4,955          2,920
Noninterest income..............              956            902            929            853            743
Noninterest expense ............            6,567          5,824          4,955          4,476          2,888
                                      -----------    -----------    -----------    -----------    -----------
Income before income taxes......            2,268          2,413          2,150          1,332            775
Provision for income taxes......              499            566            483            293            224
                                      -----------    -----------    -----------    -----------    -----------
   Net income...................      $     1,769    $     1,847    $     1,667    $     1,039    $       551
                                      ===========    ===========    ===========    ===========    ===========

                                             (FOOTNOTES BEGIN ON FOLLOWING PAGE)

                                                                                                                AT OR FOR
                                                                                                                 THE NINE
                                                                                                                  MONTHS
                                                                  FOR THE YEARS ENDED DECEMBER 31,                 ENDED
                                                   ----------------------------------------------------------   DECEMBER 31,
                                                        2005          2004           2003           2002         2001(1)(2)
                                                   -------------  -------------  -------------  -------------  -------------
SELECTED FINANCIAL RATIOS AND OTHER DATA:

PERFORMANCE RATIOS:
Return on average assets.........................          0.57%         0.67%          0.71%          0.47%          0.40%
Return on average equity.........................          6.69%        11.96%         11.75%          8.13%          6.12%
Interest rate spread (3).........................          2.65%         2.84%          2.79%          2.35%          2.50%
Net interest margin (4)..........................          2.80%         2.95%          2.89%          2.48%          2.50%
Efficiency ratio (5).............................         72.65%        67.79%         67.07%         74.25%         76.60%
Noninterest expense to average total assets......          2.10%         2.12%          2.10%          2.03%          2.19%
Average interest-earning assets to average
   interest-bearing liabilities..................        106.70%       106.15%        105.47%        104.40%        104.46%

ASSET QUALITY RATIOS:
Non-performing assets as a percent of total
   assets........................................          0.02%         0.03%          0.04%          0.03%          0.03%
Non-performing loans as a percent of total loans.          0.05%         0.08%          0.12%          0.14%          0.13%
Allowance for loan losses as a percent of
   non-performing loans..........................       1460.00%       925.23%        595.54%        501.19%        370.00%
Allowance for loan losses as a percent of total
   loans.........................................          0.73%         0.77%          0.76%          0.71%          0.48%

CAPITAL RATIOS:
Total risk-based capital (to risk weighted
   assets).......................................         20.20%        12.22%         13.11%         14.43%         15.12%
Tier 1 risk-based capital (to risk weighted
   assets).......................................         19.53%        11.53%         12.54%         13.97%         14.79%
Tangible capital (to tangible assets)............          9.85%         5.67%          6.02%          5.53%          6.31%
Tier 1 leverage (core) capital (to adjusted
   tangible assets)..............................          9.85%         5.67%          6.02%          5.53%          6.31%
Equity to total assets...........................         10.65%         5.79%          6.21%          5.79%          6.36%

OTHER DATA:
Number of full service offices...................             6             6              6              7              7

EARNINGS PER SHARE (6):
Basic............................................    $     0.20     $      NA      $      NA      $      NA      $      NA

Dividends declared per share.....................    $       --     $      --      $      --      $      --      $      --

---------------------------
(1) Colonial Bank, FSB changed its fiscal year from March 31 to December 31 in 2001.
(2)     Ratios have been annualized, where appropriate.
(3) Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(4) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(5) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(6) Represents earnings per share for the six month period from June 30, 2005 (date of public offering) to December 31, 2005.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

        This document contains certain "forward-looking statements," which may be identified by the use of words such as "believe," "expect," "anticipate," "should," "planned," "estimated" and "potential." Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing products and services.

OVERVIEW

        Our results of operations depend primarily on our net interest income. Net interest income is the difference between the interest income we earn on our interest-earning assets, consisting primarily of loans, investment securities, mortgage-backed securities and other interest-earning assets (primarily cash equivalents), and the interest we pay on our interest-bearing liabilities, consisting primarily of savings accounts, NOW accounts, money market accounts, time deposits and borrowings. Our results of operations also are affected by our provisions for loan losses, non-interest income and non-interest expense. Non-interest income consists primarily of fees and service charges, income from bank-owned life insurance and miscellaneous other income. Non-interest expense consists primarily of salaries and employee benefits, occupancy and equipment, data processing, professional fees, advertising and other administrative expenses. Our results of operations also may be affected significantly by general and local economic and competitive conditions, changes in market interest rates, governmental policies and actions of regulatory authorities.

MANAGEMENT OF MARKET RISK

        GENERAL. The majority of our assets and liabilities are monetary in nature. Consequently, our most significant form of market risk is interest rate risk. Our assets, consisting primarily of mortgage loans, have longer maturities than our liabilities, consisting primarily of deposits. As a result, a principal part of our business strategy is to manage interest rate risk and reduce the exposure of our net interest income to changes in market interest rates. Accordingly, our Board of Directors has established an Asset/Liability Management Committee, consisting of senior management, which is responsible for evaluating the interest rate risk inherent in our assets and liabilities, for determining the level of risk that is appropriate given our business strategy, operating environment, capital, liquidity and performance objectives, and for managing this risk consistent with the guidelines approved by the Board of Directors. The Asset/Liability Committee monitors the level of interest rate risk and our Board of Directors reviews our asset/liability policies and interest rate risk position.

        We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk:

        o increasing our origination of shorter-term loans, including commercial real estate loans and home equity loans;

        o       maintaining adjustable-rate and shorter-term investments; and

        o maintaining pricing strategies that encourage deposits in longer-term, certificates of deposit.

In addition, we have recently been approved as a qualified loan seller/servicer for Fannie Mae, which will facilitate our sale of long-term, fixed-rate residential mortgage loans in the future. By following these strategies, we believe that we are better positioned to react to increases in market interest rates. However, investments in shorter-term assets generally bear lower yields than longer-term investments.

        NET PORTFOLIO VALUE. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution's cash flow from assets, liabilities and off balance sheet items (the institution's net portfolio value or "NPV") would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, we did not prepare a NPV calculation for an interest rate decrease of greater than 100 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the "Change in Interest Rates" column below.

        The table below, sets forth, as of December 31, 2005, the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.


                                                                      NPV AS A PERCENTAGE OF
                                            ESTIMATED INCREASE      PRESENT VALUE OF ASSETS(3)
                                            (DECREASE) IN NPV     -----------------------------
          CHANGE IN                      -----------------------                   INCREASE
       INTEREST RATES       ESTIMATED                                 NPV        (DECREASE)
      (BASIS POINTS)(1)      NPV (2)       AMOUNT      PERCENT     RATIO (4)    (BASIS POINTS)
      -----------------  --------------  ----------  -----------  -----------  ----------------
                            (DOLLARS IN THOUSANDS)
             +300          $  27,691     $ (20,458)     (42%)          8.56%           (519)
             +200             34,369       (13,780)     (29%)         10.35%           (340)
             +100             41,135        (7,014)     (15%)         12.06%           (168)
               --             48,149            --       --           13.75%             --
             -100             53,701         5,552       12%          14.99%            125

---------------------------
(1) Assumes an instantaneous uniform change in interest rates at all maturities.
(2) NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3) Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)     NPV Ratio represents NPV divided by the present value of assets.

        The table above indicates that at December 31, 2005, in the event of a 100 basis point decrease in interest rates, we would experience a 12% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 29% decrease in net portfolio value.

        Certain shortcomings are inherent in the methodology used in the above interest rate risk measurement. Modeling changes in net portfolio value require making certain assumptions that may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the net portfolio value table presented assumes that the composition of our interest-sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured and assumes that a particular change in interest rates is reflected uniformly across the yield curve regardless of the duration or repricing of specific assets and liabilities. Accordingly, although the net portfolio value table provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to and do not provide a precise forecast of the effect of changes in market interest rates on our net interest income and will differ from actual results.

AVERAGE BALANCE SHEET

        The following table sets forth average balances, average yields and costs, and certain other information for the periods indicated. Tax-equivalent yield adjustments have not been made for tax-exempt securities. All average balances are daily average balances. Non-accrual loans were included in the computation of average balances, but have been reflected in the table as loans carrying a zero yield. The yields set forth below include the effect of deferred fees, discounts and premiums that are amortized or accreted to interest income or expense.

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                  -------------------------------------------------------------------------------------------
                                                2005                           2004                          2003
                                  -----------------------------  -----------------------------  -----------------------------
                                              INTEREST                       INTEREST                       INTEREST
                                   AVERAGE    INCOME/    YIELD/   AVERAGE    INCOME/    YIELD/   AVERAGE    INCOME/    YIELD/
                                   BALANCE    EXPENSE    COST     BALANCE    EXPENSE    COST     BALANCE    EXPENSE    COST
                                  ---------  ---------  -------  ---------  ---------  -------  ---------  ---------  -------
                                                                       (DOLLARS IN THOUSANDS)

INTEREST-EARNING ASSETS:
Loans...........................  $ 140,069  $   8,268    5.90%  $ 105,074  $   6,030    5.74%  $  68,614  $   4,450    6.49%
Securities
  Taxable.......................    116,843      5,150    4.41%    125,262      5,054    4.03%    128,699      5,173    4.02%
  Tax-exempt....................     31,382      1,288    4.10%     30,732      1,267    4.12%     26,150      1,111    4.25%
                                  ---------  ---------  ------   ---------  ---------  ------   ---------  ---------  ------
     Total interest-earning
        assets..................    288,294     14,706    5.10%    261,068     12,351    4.73%    223,463     10,734    4.80%
Noninterest-earning assets......     24,058                         14,099                         11,996
                                  ---------                      ---------                      ---------
   Total assets.................  $ 312,352                      $ 275,167                      $ 235,459
                                  =========                      =========                      =========

INTEREST-BEARING LIABILITIES:
Savings accounts................  $  66,200        979    1.48%  $  63,994        853    1.33%  $  60,864        927    1.52%
NOW accounts....................     50,177        507    1.01%     37,316        171    0.46%     34,214        218    0.64%
Money market demand.............     19,184        385    2.01%     20,985        421    2.01%      8,956        112    1.25%
Certificates of deposit.........    128,714      4,557    3.54%    108,609      2,973    2.74%    100,199      2,926    2.92%
                                  ---------  ---------  ------   ---------  ---------  ------   ---------  ---------  ------
  Total interest-bearing
     deposits...................    264,275      6,428    2.43%    230,904      4,418    1.91%    204,233      4,183    2.05%
Short-term borrowings...........      5,912        195    3.30%     15,024        244    1.62%      7,636         92    1.20%
                                  ---------  ---------  ------   ---------  ---------  ------   ---------  ---------  ------
  Total interest-bearing
     liabilities................    270,187      6,623    2.45%    245,928      4,662    1.90%    211,869      4,275    2.02%
                                             ---------                      ---------                      ---------
Noninterest-bearing liabilities.     15,729                         13,803                          9,396
                                  ---------                      ---------                      ---------
     Total liabilities..........    285,916                        259,731                        221,265
Equity..........................     26,436                         15,436                         14,194
                                  ---------                      ---------                      ---------
  Total liabilities and equity..  $ 312,352                      $ 275,167                      $ 235,459
                                  =========                      =========                      =========

Net interest income.............             $   8,083                      $   7,689                      $   6,459
                                             =========                      =========                      =========
Interest rate spread............                          2.65%                          2.84%                          2.79%
Net interest-earning assets.....  $  18,107                      $  15,140                      $  11,594
                                  =========                      =========                      =========
Net interest margin.............                          2.80%                          2.95%                          2.89%
Average interest-earning
   assets to average
   interest-bearing
   liabilities..................     106.70%                        106.15%                        105.47%

RATE/VOLUME ANALYSIS

        The following table presents the effects of changing rates and volumes on our net interest income for the periods indicated. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). The net column represents the sum of the prior columns. For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately based on the changes due to rate and the changes due to volume.

                                            YEARS ENDED DECEMBER 31,               YEARS ENDED DECEMBER 31,
                                                 2005 VS. 2004                           2004 VS. 2003
                                    -------------------------------------   -------------------------------------
                                      INCREASE (DECREASE)                     INCREASE (DECREASE)
                                             DUE TO                                  DUE TO
                                    ------------------------                ------------------------
                                      VOLUME        RATE          NET          VOLUME       RATE          NET
                                    -----------  -----------  -----------   -----------  -----------  -----------
                                                                   (IN THOUSANDS)
INTEREST-EARNING ASSETS:
   Loans........................     $   2,061    $     177    $   2,238     $   1,986    $    (467)   $   1,519
   Securities
     Taxable....................          (238)         334           96          (135)          77          (58)
     Tax-exempt.................            27           (6)          21           184          (28)         156
                                     ---------    ---------    ---------     ---------    ---------    ---------
       Total interest-earning
         assets.................         1,850          505        2,355         2,035         (418)       1,617

INTEREST-BEARING LIABILITIES:
   Savings accounts.............            29           97          126            52         (126)         (74)
   NOW accounts.................            75          261          336            22          (69)         (47)
   Money market demand..........           (36)           0          (36)          213           96          309
   Certificates of deposit......           615          969        1,584           175         (128)          47
                                     ---------    ---------    ---------     ---------    ---------    ---------
     Total interest-bearing
       deposits.................           683        1,327        2,010           462         (227)         235
   Short-term borrowings........          (119)          70          (49)          113           39          152
                                     ---------    ---------    ---------     ---------    ---------    ---------
     Total interest-bearing
       liabilities..............           564        1,397        1,961           575         (188)         387
                                     ---------    ---------    ---------     ---------    ---------    ---------

Net change in interest income...     $   1,286    $    (892)   $     394     $   1,460    $    (230)   $   1,230
                                     =========    =========    =========     =========    =========    =========

CRITICAL ACCOUNTING POLICIES

        Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets. Our critical accounting policies are those related to our allowance for loan losses.

        ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is calculated with the objective of maintaining an allowance sufficient to absorb estimated probable loan losses. Management's determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective, as it requires an estimate of the loss content for each risk rating and for each impaired loan, an estimate of the amounts and timing of expected future cash flows, and an estimate of the value of collateral.

        We have established a systematic method of periodically reviewing the credit quality of the loan portfolio in order to establish an allowance for losses on loans. The allowance for losses on loans is based on our current judgments about the credit quality of individual loans and segments of the loan portfolio. The allowance for losses on loans is established through a provision for loan losses based on our evaluation of the losses inherent in the loan portfolio, and considers all known internal and external factors that affect loan collectibility as of the reporting date. Our evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, our knowledge of inherent losses in the portfolio that are probable and reasonably estimable and other factors that warrant recognition in providing an appropriate loan loss allowance. Management believes this is a critical accounting policy because this evaluation involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters. Historically, we believe our estimates and assumptions have proven to be relatively accurate. For example, over the past three years, our allowance for loan losses as a percentage of average loans outstanding has ranged from 0.83% to 0.97%, while our net charge-offs as a percentage of average loans outstanding has ranged from 0.02% to 0.05%. Nevertheless, because a small number of non-performing loans could result in net charge-offs significantly in excess of the estimated losses inherent in our loan portfolio, you should not place undue reliance on the accuracy of past estimates.

        The analysis of the allowance for loan losses has three components: specific, general allocations and unallocated. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance. The principal assumption used in deriving the allowance for loan losses is the estimate of loss content for each risk rating. To illustrate, if recent loss experience dictated that the projected loss ratios would be changed by 10% (of the estimate) across all risk ratings, the allocated allowance as of December 31, 2005 would have changed by approximately $115 thousand. Actual loan losses may be significantly more than the allowances we have established, which could have a material negative effect on our financial results.

COMPARISON OF FINANCIAL CONDITION AT DECEMBER 31, 2005 AND 2004

        Total assets increased $45.8 million, or 15.7%, to $336.9 million at December 31, 2005, from $291.1 million at December 31, 2004. The increase was the result of increases in loans receivable, investment securities available for sale and cash and amounts due from banks, partially offset by a decrease in securities held to maturity.

        Net loans receivable increased by $32.0 million, or 25.4%, to $157.8 million at December 31, 2005 from $125.8 million at December 31, 2004. One- to four-family residential real estate loans, which comprise nearly half of our loan portfolio, increased $21.2 million, or 37.5%, to $77.7 million at December 31, 2005 from $56.5 million at December 31, 2004, reflecting a continued increase in our marketing efforts. Commercial real estate loans increased $5.6 million, or 21.7%, to $31.4 million at December 31, 2005 from $25.8 million at December 31, 2004. The increased commercial real estate loan balances reflected our continued emphasis on originating this type of loan, resulting, in part, from the expansion of our commercial lending staff in recent years.

        Securities available for sale increased $8.1 million, or 6.2%, to $139.3 million at December 31, 2005 from $131.2 million at December 31, 2004. The increase was the result of purchases of $34.6 million of mortgaged-backed and investment securities as we utilized the proceeds from our initial public offering. The purchases were offset by $17.3 million in principal amortization, $7.1 million in calls, maturities and sales of mortgage-backed and investment securities and a $1.8 million decrease in the fair value of securities available for sale. Management considers the change in the fair value of the portfolio to be temporary and primarily resulting from changes in the interest rate environment. In addition, securities held to maturity decreased $1.1 million, or 5.9%, to $17.5 million at December 31, 2005 from $18.6 million at December 31, 2004, resulting from maturities and amortization.

        Deposits increased $25.3 million, or 9.8%, to $284.7 million at December 31, 2005 from $259.4 million at December 31, 2004. The largest increase was in certificates of deposit, which increased $24.4 million, or 21.2%, to $139.3 million at December 31, 2005 from $114.9 million at December 31, 2004. In an effort to better match the maturities of our assets and liabilities, we have priced longer-term certificates of deposit at above-market rates in an effort to increase our balance of these deposits. Non-interest bearing demand accounts increased $4.0 million, or 41.7%. The increase in non-interest bearing demand accounts was due to increases in commercial accounts. NOW accounts increased $5.2 million, or 18.2%, while money market deposit accounts decreased $3.2 million, or 14.5%.

        Short-term borrowings increased to $15.4 million at December 31, 2005 from $13.9 million at December 31, 2004. We increased our outstanding borrowings because our net increase in deposits, proceeds received from the stock offering and the proceeds received from the calls, maturities and pay downs of securities, discussed above, did not meet the cash needs to fund loan originations.

        Total stockholders' equity increased $19.1 million to $35.9 million at December 31, 2005 from $16.8 million at December 31, 2004. This increase was attributable to net proceeds of $18.2 million in connection with our initial public offering and net income of $1.8 million partially offset by a decrease in accumulated other comprehensive income (loss) of $1.1 million. Accumulated other comprehensive income (loss) decreased as a result of changes in the net unrealized losses on investment securities available for sale. Because of interest rate volatility, accumulated other comprehensive income (loss) could materially fluctuate for future interim periods and years depending on economic and interest rate conditions.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED DECEMBER 31, 2005 AND DECEMBER 31, 2004

        GENERAL. Net income decreased $78 thousand, or 4.2%, to $1.77 million for the year ended December 31, 2005 from $1.85 million for the year ended December 31, 2004. The principal reason for the decrease was a $743 thousand increase in non-interest expense partially offset by a $394 thousand increase in net interest income, a $150 thousand reduction in the provision for loan losses, a $54 thousand increase in non-interest income and a $67 thousand reduction in income tax expense.

        INTEREST INCOME. Interest income increased $2.3 million, or 18.5%, to $14.7 million for the year ended December 31, 2005 from $12.4 million for the year ended December 31, 2004. The increase in interest income resulted from a $2.2 million increase in interest income on loans and a $100 thousand increase in income on investment securities.

        Interest income on loans increased $2.2 million, or 38.3%, to $8.3 million for the year ended December 31, 2005 from $6.0 million for the year ended December 31, 2004. The average balance of loans increased $35.0 million, or 33.3%, to $140.1 million for the year ended December 31, 2005 from $105.1 million for the year ended December 31, 2004. The increase in average balance of loans accounted for the increase in interest income along with an increase in the average yield to 5.90% for the year ended December 31, 2005 from 5.74% for the year ended December 31, 2004. The increase in average balance of loans resulted primarily from increases in the average balances of one- to four-family residential real estate loans and commercial real estate loans. The increase in average balance of one- to four-family residential estate loans reflected, in part, our increased marketing efforts. The increase in average balance of commercial real estate loans reflected our continued emphasis on originating this type of loan, resulting, in part, from expanding our commercial lending staff in recent years.

        Interest income on securities increased slightly by $100 thousand to $6.4 million for the year ended December 31, 2005 from $6.3 million for the year ended December 31, 2004. An increase in the average yield on securities was offset by a decrease in the average balance of securities.

        INTEREST EXPENSE. Interest expense increased $2.0 million, or 42.6%, to $6.6 million for the year ended December 31, 2005 from $4.7 million for the year ended December 31, 2004.

        Interest expense on interest-bearing deposits increased by $2.0 million, or 45.5%, to $6.4 million for the year ended December 31, 2005 from $4.4 million for the year ended December 31, 2004. The increase in interest expense on interest-bearing deposits was due to a $33.4 million, or 14.5%, increase in the average balance of interest-bearing deposits to $264.3 million for the year ended December 31, 2005 from $230.9 million for the year ended December 31, 2004. In addition, the average rate paid on interest-bearing deposits increased 52 basis points to 2.43% for the year ended December 31, 2005 from 1.91% for the year ended December 31, 2004. We experienced increases in the average balances of all categories of interest-bearing deposits except for money market deposit accounts, with the most significant increases occurring in certificates of deposit and NOW accounts. In an effort to better match the maturities of our assets and liabilities, we have priced longer-term certificates of deposit at above-market rates in an effort to increase our balance of these deposits. With the exception of money market deposit accounts, the average cost of all deposit accounts increased for the year ended December 31, 2005 while the average cost of money market deposit accounts remained constant.

        Interest expense on short-term borrowings decreased $49 thousand to $195 thousand for the year ended December 31, 2005 from $244 thousand for the year ended December 31, 2004. This decrease was due to a $9.1 million decrease in the average balance of borrowings to $5.9 million for the year ended December 31, 2005 from $15.0 million for the year ended December 31, 2004, offset by a 168 basis point increase in the average cost of such borrowings to 3.30% for the year ended December 31, 2005 from 1.62% for the year ended December 31, 2004.

        NET INTEREST INCOME. Because the increase in our interest income was greater than our increase in interest expense, net interest income increased by $394 thousand, or 5.1%, to $8.1 million for the year ended December 31, 2005 from $7.7 million for the year ended December 31, 2004. Our net interest margin decreased 15 basis points to 2.80% for the year ended December 31, 2005 from 2.95% for the year ended December 31, 2004, and our net interest rate spread decreased 19 basis points to 2.65% for the year ended December 31, 2005 from 2.84% for the year ended December 31, 2004.

        PROVISION FOR LOAN LOSSES. We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable credit losses incurred in the loan portfolio. In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluation of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower's ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance. Based on our evaluation of the above factors, we recorded a provision for loan losses of $204 thousand for the year ended December 31, 2005 and a provision for loan losses of $354 thousand for the year ended December 31, 2004. The provisions recorded reflected net chargeoffs of approximately $26 thousand and $31 thousand for the year ended December 31,

2005 and 2004, respectively. The allowance for loan losses was $1.2 million, or 0.73% of total loans at December 31, 2005 compared to $990 thousand, or 0.77%, of total loans at December 31, 2004. The allowance for loan losses represented 1,460.00% of nonperforming loans at December 31, 2005 and 925.23% of nonperforming loans at December 31, 2004. To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate for the years ended December 31, 2005 and 2004.

        NON-INTEREST INCOME. Non-interest income was $956 thousand for the year ended December 31, 2005 and $902 thousand for the year ended December 31, 2004. Fees and service charges on deposit accounts increased, which was partially offset by decreases in the other categories of non-interest income.

        NON-INTEREST EXPENSE. Non-interest expense increased $743 thousand, or 12.8%, to $6.6 million for the year ended December 31, 2005 from $5.8 million for the year ended December 31, 2004. Compensation and benefits expense increased $389 thousand to $3.7 million for the year ended December 31, 2005 from $3.3 million for the year ended December 31, 2004. Normal salary increases, the addition of management-level employees, increases in benefit costs and the implementation of an Employee Stock Ownership Plan ("ESOP") were offset by a reduction in incentive plan costs with the termination of the Phantom Stock Appreciation Rights Incentive Plan. The termination of the incentive plan, in May 2005, resulted in an expense reversal of $201 thousand, which represented an excess accrual after distribution of amounts due to participants. Occupancy and equipment expense increased $104 thousand, or 13.0%. This increase was mainly due to increased depreciation expense. Data processing expense increased $33 thousand. This increase was mainly due to data processing costs associated with the growth of savings and loans. Professional fees increased $64 thousand. We expect professional fees to increase in the future due to increased accounting, audit and legal expenses associated with being a public company and fees associated with complying with the Sarbanes-Oxley Act of 2002. Other expenses increased $169 thousand. This includes advertising and promotion expense, charitable contributions, differences and write-offs and miscellaneous employee expenses.

        INCOME TAX EXPENSE. The provision for income taxes was $499 thousand for the year ended December 31, 2005, compared to $566 thousand for the year ended December 31, 2004, reflecting effective tax rates of 22.0% and 23.4%, respectively. Our effective tax rate is below the combined state and federal statutory rate because of our investment in tax-exempt securities and bank-owned life insurance.

LIQUIDITY AND CAPITAL RESOURCES

        Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and maturities and sales of securities. While maturities and scheduled amortization of loans and securities are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

        We regularly adjust our investments in liquid assets based upon our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objectives of our asset/liability management program. Excess liquid assets are invested generally in interest-earning deposits with other banks and short- and intermediate-term securities.

        Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2005, cash and cash equivalents totaled $10.7 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $139.3 million at December 31, 2005. In addition, at December 31, 2005, we had the ability to borrow approximately $45.2 million from the Federal Home Loan Bank of New York. On that date, we had $15.4 million in advances outstanding.

        At December 31, 2005, we had $6.5 million in loan commitments outstanding. In addition to commitments to originate loans, we had $14.5 million in unadvanced funds to borrowers and $860 thousand of commitments issued under standby letters of credit. Certificates of deposit due within one year of December 31, 2005 totaled $65.2 million, or 22.9% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2006. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

        We have no material commitments or demands that are likely to affect our liquidity other than set forth below. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of New York.

        Our primary investing activities are the origination of loans and the purchase of securities. In 2005, we originated $75.1 million of loans and purchased $36.7 million of securities. In 2004, we originated $61.8 million of loans and purchased $69.0 million of securities. We have not purchased any loans in recent periods.

        Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net increase in total deposits of $25.3 million and $35.8 million for the years ended December 31, 2005 and 2004, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits so that we are competitive in our market area.

        Federal Home Loan Bank advances increased by $1.5 million and $9.8 million during the years ended December 31, 2005 and 2004, respectively. Federal Home Loan Bank advances have primarily been used to fund new loans and purchase securities.

        We plan to build a new administrative headquarters/full-service office in Vineland, New Jersey and a branch office in Buena, New Jersey. We have budgeted approximately $6.3 million for the construction of these new banking facilities, for which we have already spent $1.9 million, including the costs of land, as of December 31, 2005. We cannot assure you that construction and other costs will not exceed this budget estimate. We anticipate opening the administrative headquarters in the first calendar quarter of 2007, and opening the branch office in the second calendar quarter of 2007. However, because building these facilities is subject to state and local government approval, we cannot assure you that we will be able to open these facilities at these dates, or that we will be able to complete construction even if we expend significant funds on the construction projects.

        Colonial Bank, FSB is subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31,

2005, Colonial Bank, FSB exceeded all Office of Thrift Supervision regulatory capital requirements. Colonial Bank, FSB is considered "well capitalized" under regulatory guidelines.

        The capital from the initial public offering significantly increased our liquidity and capital resources. Our financial condition was enhanced by the capital from the offering, resulting in increased net interest-earning assets. However, due to the increase in equity resulting from the capital raised in the offering, our return on equity is lower than it was prior to the offering.

IMPACT OF INFLATION AND CHANGING PRICES

        The consolidated financial statements and related notes of Colonial Bankshares, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

MARKET FOR COMMON STOCK

        Our shares of common stock are traded on the NASDAQ National Market under the symbol "COBK". Colonial Bankshares, MHC owns 2,441,716 shares, or 54.0% of our outstanding shares of common stock. The approximate number of holders of record of Colonial Bankshares' common stock as of March 15, 2006 was
390. Certain shares of Colonial Bankshares are held in "nominee" or "street" name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number. The following table presents quarterly market information for Colonial Bankshares' common stock for the period ended December 31, 2005. Colonial Bankshares began trading on the NASDAQ National Market on June 30, 2005. Accordingly, no information prior to this date is available. The following information was provided by the NASDAQ Stock Market.

                   2005                          HIGH               LOW            DIVIDENDS
------------------------------------------  ----------------  ----------------  ----------------
Quarter ended June 30, 2005                  $    10.65        $     9.95        $      -
Quarter ended September 30, 2005                  11.35             10.25               -
Quarter ended December 31, 2005                   11.00              9.31               -

        Dividend payments by Colonial Bankshares are dependent primarily on dividends it receives from Colonial Bank, FSB, because Colonial Bankshares will have no source of income other than dividends from Colonial Bank, FSB, earnings from the investment of proceeds from the sale of shares of common stock retained by Colonial Bankshares, and interest payments with respect to Colonial Bankshares' loan to the Employee Stock Ownership Plan.

        At December 31, 2005, there were no compensation plans under which equity securities of Colonial Bankshares were authorized for issuance other than the Employee Stock Ownership Plan.

        Under the rules of the Office of Thrift Supervision, Colonial Bank, FSB is not permitted to pay dividends on its capital stock to Colonial Bankshares, Inc., its sole stockholder, if Colonial Bank, FSB's stockholder's equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Colonial Bank, FSB is not permitted to make a capital distribution if, after making such distribution, it would be undercapitalized.

        In addition to the foregoing, earnings of Colonial Bank, FSB appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Colonial Bank, FSB on the amount of earnings removed from the reserves for such distributions. Colonial Bankshares, Inc. intends to make full use of this favorable tax treatment and does not contemplate any distribution by Colonial Bank, FSB in a manner that would create federal tax liability.

                                        STOCKHOLDER INFORMATION


ANNUAL MEETING                                         TRANSFER AGENT

The Annual Meeting of Stockholders will be held        Registrar and Transfer Company
at 3:00 p.m. on July 20, 2006 at Colonial Bank,        10 Commerce Drive
FSB, 85 West Broad Street, Bridgeton, New Jersey       Cranford, New Jersey 07016
08302.
                                                       If you have any questions concerning your
STOCK LISTING                                          stockholder account, please call our transfer
                                                       agent, noted above, at (800) 368-5948. This is
The Company's Common Stock trades on the Nasdaq        the number to call if you require a change of
National Market System under the symbol "COBK"         address, records or information about lost
                                                       certificates.
SPECIAL COUNSEL
                                                       ANNUAL REPORT ON FORM 10-KSB
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400                 A copy of the Company's Form 10-KSB for the
Washington, D.C.  20015                                fiscal year ended December 31, 2005, will be
                                                       furnished without charge to stockholders as of
INDEPENDENT AUDITORS                                   June 1, 2006, upon written request to the
                                                       Secretary, Colonial Bankshares, Inc., 85 West
Beard Miller Company LLP                               Broad Street, Bridgeton, New Jersey 08302.
320W Market St.
Strawberry Square - 6th Floor
Harrisburg, PA. 17101

                                         DIRECTORS AND OFFICERS

                          DIRECTORS                                            OFFICERS
-------------------------------------------------------------    -------------------------------------

Frank M. Hankins, Jr.               John Fitzpatrick, CPA        Edward J. Geletka
CHAIRMAN OF THE BOARD               PRESIDENT, FITZPATRICK &     PRESIDENT AND CHIEF EXECUTIVE
RETIRED CHAIRMAN, H. H.             MCILVAINE, CPAS PC           OFFICER
HANKINS & BROTHERS LUMBER


Albert A. Fralinger, Jr.            Edward J. Geletka            L. Joseph Stella, III, CPA
VICE CHAIRMAN OF THE BOARD          PRESIDENT AND CHIEF          EXECUTIVE VICE PRESIDENT AND CHIEF
CHAIRMAN AND CHIEF FINANCIAL        EXECUTIVE OFFICER,           FINANCIAL OFFICER
OFFICER, FRALINGER ENGINEERING      COLONIAL BANK, FSB

Richard S. Allen                    James Quinn                  Richard W. Dapp
PRESIDENT, ALLEN ASSOCIATES,        OWNER, QUINN                 SENIOR VICE PRESIDENT AND CHIEF
INSURANCE SERVICES                  BROADCASTING, INC.           CREDIT OFFICER
                                    MAYOR, MILLVILLE, NEW
Gregory J. Facemyer, CPA            JERSEY                       William F. Whelan
SELF-EMPLOYED CERTIFIED PUBLIC                                   SENIOR VICE PRESIDENT
ACCOUNTANT

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

TABLE OF CONTENTS



                                                                        PAGE NO.

CONSOLIDATED FINANCIAL STATEMENTS:

     Report of Independent Registered Public Accounting Firm              F-2

     Consolidated Statements of Financial Condition                       F-3

     Consolidated Statements of Income                                    F-4

     Consolidated Statements of Stockholders' Equity                      F-5

     Consolidated Statements of Cash Flows                                F-6

     Notes to Consolidated Financial Statements                           F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors and Stockholders
Colonial Bankshares, Inc.
Bridgeton, New Jersey

        We have audited the accompanying consolidated statements of financial condition of Colonial Bankshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Bankshares, Inc. and subsidiary as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ Beard Miller Company LLP


Beard Miller Company LLP
Harrisburg, Pennsylvania
March 10, 2006


COLONIAL BANKSHARES, INC.
---------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION


                                                                              ---------------------------------
                                                                                         December 31,
                                                                                   2005               2004
                                                                                   -----              ----

                                                                                (Dollars In Thousands, Except
                                                                                       Per Share Data)
                                   ASSETS

Cash and amounts due from banks                                                $      10,669     $       5,282
Investment securities available for sale                                             139,256           131,159
Investment securities held to maturity (fair value 2005 - $18,231;
  2004 - $19,694)                                                                     17,474            18,584
Loans receivable (net of allowance for loan losses 2005 - $1,168;
  2004 - $990)                                                                       157,774           125,800
Federal Home Loan Bank stock, at cost                                                  1,021             1,024
Office properties and equipment, net                                                   4,535             3,946
Bank-owned life insurance                                                              2,397             2,314
Other assets                                                                           3,726             2,941
                                                                               -------------     -------------

         Total Assets                                                          $     336,852     $     291,050
                                                                               =============     =============

                       LIABILITIES AND STOCKHOLDERS' EQUITY

                                  LIABILITIES

  Deposits:
       Noninterest-bearing                                                     $      13,638     $       9,587
       Interest-bearing                                                              271,087           249,820
                                                                               -------------     -------------
  Total deposits                                                                     284,725           259,407
  Short-term borrowings                                                               15,415            13,890
  Advances from borrowers for taxes and insurance                                        505               427
  Other liabilities                                                                      346               478
                                                                               -------------     -------------

      Total Liabilities                                                              300,991           274,202
                                                                               -------------     -------------

                             STOCKHOLDERS' EQUITY

  Preferred stock, 1,000,000 shares authorized and unissued                               --                --
  Common stock, par value $0.10 per share; authorized 10,000,000 shares;
      issued and outstanding: 2005 - 4,521,696 shares; 2004 - 100 shares                 452                --
  Additional paid-in capital                                                          19,414                 5

  Unearned shares held by Employee Stock Ownership Plan (ESOP)                        (1,548)               --
  Retained earnings                                                                   18,252            16,483
  Accumulated other comprehensive income (loss)                                         (709)              360
                                                                               -------------     -------------

      Total Stockholders' Equity                                                      35,861            16,848
                                                                               -------------     -------------

      Total Liabilities and Stockholders' Equity                               $     336,852     $     291,050
                                                                               =============     =============


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------------------------------------------------------------

                                                       F-3


COLONIAL BANKSHARES, INC.
------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF INCOME


                                                                      Years Ended December 31,
                                                                 ----------------------------------
                                                                       2005             2004
                                                                 ----------------  ----------------
                                                                  (Dollars in Thousands, Except Per
                                                                             Share Data)
INTEREST INCOME
     Loans, including fees                                           $    8,268       $    6,030
     Mortgage-backed securities                                           2,014            2,116
     Securities:
         Taxable                                                          3,136            2,938
         Tax-exempt                                                       1,288            1,267
                                                                     ----------       ----------

         TOTAL INTEREST INCOME                                           14,706           12,351
                                                                     ----------       ----------

INTEREST EXPENSE
     Deposits                                                             6,428            4,418
     Short-term borrowings                                                  195              244
                                                                     ----------       ----------

         TOTAL INTEREST EXPENSE                                           6,623            4,662
                                                                     ----------       ----------

         NET INTEREST INCOME                                              8,083            7,689

PROVISION FOR LOAN LOSSES                                                   204              354
                                                                     ----------       ----------

         NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES              7,879            7,335
                                                                     ----------       ----------

NON-INTEREST INCOME
     Fees and service charges                                               807              712
     Gain on sale of loans                                                   15               --
     Net gain on sales and calls of securities                               29               67
     Earnings on bank-owned life insurance                                   83               83
     Other                                                                   22               40
                                                                     ----------       ----------

         TOTAL NON-INTEREST INCOME                                          956              902
                                                                     ----------       ----------

NON-INTEREST EXPENSES
     Compensation and benefits                                            3,698            3,309
     Occupancy and equipment                                                904              800
     Data processing                                                        594              561
     Office supplies                                                        127              143
     Professional fees                                                      195              131
     Other                                                                1,049              880
                                                                     ----------       ----------

         TOTAL NON-INTEREST EXPENSES                                      6,567            5,824
                                                                     ----------       ----------

         INCOME BEFORE INCOME TAXES                                       2,268            2,413

INCOME TAXES                                                                499              566
                                                                     ----------       ----------

         NET INCOME                                                  $    1,769       $    1,847
                                                                     ==========       ==========


PER SHARE DATA (NOTE 3):
         Earnings per share - basic                                  $     0.20               NA



SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------

                                                     F-4


COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                       Unearned                  Accumulated
                                 Common                 Additional      shares                      Other            Total
                                 Shares     Common       Paid-in-      held by      Retained    Comprehensive     Stockholders'
                                 Issued      Stock       Capital         ESOP       Earnings    Income (Loss)        Equity
                               ----------------------  ------------  ------------  ----------  ---------------  ----------------
                                                          (In Thousands, Except Share Data)
Balance, January 1, 2004           100      $     -      $      5       $      -    $ 14,636      $       513     $      15,154

Comprehensive income:

   Net Income                                     -             -              -       1,847                -             1,847

   Net change in unrealized
    loss on securities
    available for sale,
    net of tax benefit of $97                     -             -              -           -             (153)             (153)
                                                                                                                ----------------

     Comprehensive income                                                                                                 1,694
                               ----------------------  ------------  ------------  ----------  ---------------  ----------------

Balance, December 31, 2004         100            -             5              -      16,483              360            16,848

Issuance of common stock,
net of offering costs of $940   4,521,596       452        19,403         (1,664)          -                -            18,191

ESOP shares released                              -             6            116           -                -               122

Comprehensive income:

   Net income                                     -             -              -       1,769                -             1,769

   Net change in unrealized
    loss on securities
    available for sale,
    net of tax benefit of $708                    -             -              -           -           (1,069)           (1,069)
                                                                                                                ----------------

     Comprehensive income                                                                                                   700
                               ----------------------  ------------  ------------  ----------  ---------------  ----------------

Balance, December 31, 2005      4,521,696   $   452      $ 19,414       $ (1,548)   $ 18,252      $      (709)    $      35,861
                               ======================  ============  ============  ==========  ===============  ================







SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------------------------------------------------------

                                                               F-5


COLONIAL BANKSHARES, INC.
------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     Years Ended December 31,
                                                                                ----------------------------------
                                                                                     2005               2004
                                                                                ----------------------------------
CASH FROM OPERATING ACTIVITIES                                                            (In Thousands)
Net income                                                                         $     1,769        $     1,847
Adjustments to reconcile net income to net cash provided by operating activities:
      Provision for loan losses                                                            204                354
      Depreciation expense                                                                 350                234
      ESOP expense                                                                         122                  -
      Deferred income taxes                                                                (83)              (145)
      Net earnings on bank-owned life insurance                                            (83)               (83)
      Net gain on sales and calls of investment securities                                 (29)               (67)
      Loans originated for sale                                                           (990)                 -
      Proceeds from sale of loans                                                        1,005                  -
      Gain on sale of loans                                                                (15)                 -
      Gain on disposal of property                                                           -                 14
      Net amortization of loan fees                                                         10                118
      Amortization of premium and discount on investment securities, net                    13                248
      Decrease (increase) in other assets                                                    6               (872)
      Decrease in other liabilities                                                       (132)               (39)
                                                                                ---------------    ---------------
               Net cash provided by operating activities                                 2,147              1,609

CASH FLOWS FROM INVESTING ACTIVITIES
      Proceeds from sales of:
          Investment securities available for sale                                       1,000             34,668
          Mortgage-backed securities held to maturity                                        -              1,851
      Proceeds from calls and maturities of:
          Investment securities held to maturity                                         2,000              1,269
          Investment securities available for sale                                       6,146              3,191
      Purchase of:
          Investment securities available for sale                                     (10,779)           (40,490)
          Investment securities held to maturity                                        (2,171)              (500)
          Mortgage-backed securities available for sale                                (23,782)           (28,057)
          Office properties and equipment                                                 (939)              (646)
      Principal repayments from:
          Investment securities                                                          3,887              4,489
          Mortgage-backed securities                                                    14,951             16,206
      Net (increase) decrease in Federal Home Loan Bank stock                                3                (31)
      Net increase in loans receivable                                                 (32,188)           (39,431)
                                                                                ---------------    ---------------
               Net cash used for investing activities                                  (41,872)           (47,451)

CASH FLOWS FROM FINANCING ACTIVITIES
      Net increase in deposits                                                          25,318             35,838
      Net increase in short-term borrowings                                              1,525              9,820
      Increase in advances from borrowers for taxes and insurance                           78                202
      Net proceeds from issuance of common stock                                        18,191                  -
                                                                                ---------------    ---------------
               Net cash provided by financing activities                                45,112             45,860
                                                                                ---------------    ---------------

               Increase in cash and cash equivalents                                     5,387                 18

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                         5,282              5,264
                                                                                ---------------    ---------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD                                         $    10,669        $     5,282
                                                                                ===============    ===============

SUPPLEMENTAL CASH FLOW DISCLOSURES
      Cash paid:
          Interest                                                                 $     6,586        $     4,722
                                                                                ===============    ===============
          Income taxes                                                             $       664        $       742
                                                                                ===============    ===============

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------------------------------------------------------------------------------

                                                        F-6

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

In January 2003, Colonial Bank, FSB (the "Bank") reorganized into the two-tier mutual holding company structure. As part of the reorganization, the Bank formed Colonial Bankshares, Inc. (the "Company") and Colonial Bankshares, MHC (the "Mutual Holding Company"), a federally-chartered, mid-tier, stock holding company and mutual holding company, respectively. Colonial Bank, FSB became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of Colonial Bankshares, Inc. Colonial Bankshares, Inc. became the wholly-owned subsidiary of Colonial Bankshares, MHC, whose activity is not included in the accompanying consolidated financial statements. The same directors and officers who manage Colonial Bank, FSB manage Colonial Bankshares, Inc. and Colonial Bankshares, MHC.

This transaction was completed in accordance with a Plan of Reorganization from a Mutual Savings Bank to a Mutual Holding Company (the "Plan") approved and adopted by the Bank's board of directors on April 18, 2002 and the Bank's eligible voting members on November 21, 2002. The Mutual Holding Company, the Company, and the Bank are subject to regulation and supervision by the Office of Thrift Supervision.

On March 25, 2005, the Company filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission in connection with the Company's offer and sale of shares of its common stock in a public offering. The offering was completed on June 30, 2005. In the offering, the Company sold 2,079,980 shares of its common stock at a price of $10.00 per share, and issued an additional 2,441,716 shares of its common stock to Colonial Bankshares, MHC.

The Bank maintains its executive offices and main branch in Bridgeton, New Jersey with branches in Mantua, Millville, Upper Deerfield, Vineland and Sewell, New Jersey. The Bank's principal business consists of attracting customer deposits and investing these deposits primarily in single-family residential, commercial, and consumer loans and investments.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

        The consolidated financial statements include the accounts of Colonial Bankshares, Inc. and its wholly-owned subsidiary, Colonial Bank, FSB. All material intercompany transactions and balances have been eliminated.

USE OF ESTIMATES

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the evaluation of other than temporary impairment of investment securities.

SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

        Most of the Bank's activities are with customers located within Southern New Jersey. Note 4 discuss the types of investment securities that the Bank invests in. Note 5 discuss the types of lending that the Bank engages in. The Bank does not have any significant concentrations to any one industry or customer. Although the Bank has a diversified portfolio, its' debtors ability to honor their contracts is influenced by the region's economy.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

        For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks.

        The Company and the Bank maintain cash deposits in other depository institutions that occasionally exceed the amount of deposit insurance available. Management periodically assesses the financial condition of these institutions and believes that the risk of any possible credit loss is minimal.

        The Bank is required to maintain average reserve balances in vault cash, with the Federal Reserve Bank or with the Federal Home Loan Bank based upon outstanding balances of deposit transaction accounts. Based upon the Bank's outstanding transaction deposit balances, the Bank maintained a deposit account at the Federal Home Loan Bank of New York in the amount of $1.1 million and $0 at December 31, 2005 and 2004, respectively.

INVESTMENT SECURITIES

        Debt securities that management has the positive intent and ability to hold until maturity are classified as held to maturity and are carried at their remaining unpaid principal balance, net of unamortized premiums, or unaccreted discounts. Premiums are amortized and discounts are accreted using a method which produces results which approximate the interest method over the estimated remaining term of the underlying security.

        Securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale. These securities are carried at estimated fair value, which is determined using published quotes. Unrealized gains and losses are excluded from earnings and are reported net of tax in other comprehensive income. Realized gains and losses are included in the statements of income and are determined based on the adjusted cost of the specific security sold.

        Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date.

        Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

LOANS RECEIVABLE

        The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the counties of Cumberland and Gloucester of New Jersey. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

        Loans receivable that management has the intent and ability to hold until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        The accrual of interest is generally discontinued when the contractual payment of principal or interest have become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

ALLOWANCE FOR LOAN LOSSES

        The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

        The allowance for loan losses is maintained at a level considered adequate to provide for estimated probable loan losses. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

        A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payments status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

        Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and mortgage loans for impairment disclosures, unless they are subject to a restructuring agreement.

        The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value for that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. At December 31, 2005 and 2004, the allowance did not include an unallocated component.

FEDERAL HOME LOAN BANK STOCK

        Federal law requires a member institution of the Federal Home Loan Bank system to hold restricted stock of its district Federal Home Loan Bank according to a predetermined formula. The restricted stock is carried at cost.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OFFICE PROPERTIES AND EQUIPMENT

        Office properties and equipment are recorded at cost. Depreciation is computed using the straight-line method over the expected useful lives of the related assets.

TRANSFERS OF FINANCIAL ASSETS

        Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

BANK-OWNED LIFE INSURANCE

        The Bank invests in bank owned life insurance ("BOLI") as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Bank is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in non-interest income on the statement of income.

ADVERTISING COSTS

        The Bank follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $115,000 and $81,000 for the years ended December 31, 2005 and 2004, respectively.

INCOME TAXES

        Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Colonial Bankshares, Inc. and its subsidiary file a consolidated federal income tax return.

EARNINGS PER SHARE

        Basic and diluted earnings per share for the period from June 30, 2005 to December 31, 2005, are computed by dividing net income available to common shareholders (net income from June 30, 2005 through December 31, 2005, of $859,000) by the weighted-average number of common shares outstanding for the same period. The Company has a simple capital structure with no common share equivalents outstanding.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

        In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the statement of financial condition when they are funded.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPREHENSIVE INCOME

        Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale investment securities, are reported as a separate component of the stockholders' equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income.

        The components of other comprehensive income (loss) and related tax effects are as follows:

                                                                              Years Ended December 31,
                                                                            ----------------------------
                                                                                2005           2004
                                                                            -------------  -------------
                                                                                   (In thousands)
           Unrealized holding losses on available for sale securities        $   (1,748)    $     (183)
           Reclassification adjustment for gains included in net income             (29)           (67)
                                                                            -------------  -------------
           Net Unrealized Losses                                                 (1,777)          (250)

           Income tax effect                                                        708             97
                                                                            -------------  -------------
           Net of Tax Amount                                                 $   (1,069)    $     (153)
                                                                            =============  =============

RECENT ACCOUNTING PRONOUNCEMENTS

        On November 3, 2005, the FASB issued FASB Staff Position ("FSP") Nos. FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. This FSP addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This FSP nullifies certain requirements of EITF Issue 03-1, and supersedes EITF Topic No. D-44, Recognition of Other-Than-Temporary Impairment upon the Planned Sale of a Security Whose Cost Exceeds Fair Value. The guidance in this FSP amends FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities. The FSP is effective for reporting periods beginning after December 15, 2005. The Company does not anticipate any material impact to its financial condition or results of operations as a result of the adoption of this guidance.

        In December 2004, the FASB issued SFAS No 123R (revised 2004), Share-Based Payment, which revises SFAS No. 123, Accounting for Stock Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock issued to Employees. This Statement requires an entity to recognize the cost of employee services received in share-based payment transactions and measure the cost on a grant-date fair value of the award. That cost will be recognized over the period during which an employee is required to provide service in exchange for the award. In March 2005, the SEC issued SAB No. 107 which expressed the views of the SEC regarding the interaction between SFAS No. 123R and certain SEC rules and regulations. SAB No. 107 provides guidance related to the valuation of share-based payment arrangements for public companies, including assumptions such as expected volatility and expected term. The provisions of SFAS No. 123R will be effective for the Company for its fiscal year beginning on January 1, 2006. The Company did not issue and does not have outstanding any stock-based compensation as of December 31, 2005, other than the ESOP which is a tax-qualified plan and is not subject to SFAS No. 123R. The impact on operations in future periods will be the value imputed on future option grants using the methods prescribed in SFAS No. 123R.

RECLASSIFICATIONS

        Certain reclassifications have been made to the previous year's financial statements to conform to the current year's presentation.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - EARNINGS PER SHARE

Basic earnings per common share represents net income divided by the weighted average number of shares outstanding since the Company's public offering of Common Stock (See Note 1).

                                                            For the
                                                           six months
                                                             ended
                                                            December
                                                            31, 2005
                                                         -------------
                                                             Basic
                                                         -------------

        Net income                                        $   859,000
                                                         =============

        Weighted average                                    4,521,696
          common shares
          outstanding
        Average unearned                                     (166,335)
         ESOP shares
                                                         -------------
        Weighted average
         shares outstanding
         used in basic and
         diluted earnings
         per share
         computation                                        4,355,361
                                                         =============

        Earnings per share                                $      0.20
                                                         =============






--------------------------------------------------------------------------------
                                      F-12

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - INVESTMENT SECURITIES

Investment securities are summarized as follows:

                                                              Gross          Gross
                                            Amortized      Unrealized      Unrealized
                                              Cost            Gains           Losses       Fair Value
                                          -------------   -------------   -------------   -------------
                                                                 (In Thousands)
   AVAILABLE FOR SALE:
      DECEMBER 31, 2005
        U. S. Government agency            $    29,509     $        41     $      (499)    $    29,051
        Corporate                                9,341              56            (134)          9,263
        Mutual funds                            13,314               -            (198)         13,116
        Municipal securities                    23,902             316            (157)         24,061
        SBA pools                               10,597             201             (63)         10,735
        Mortgage-backed securities              53,771             170            (911)         53,030
                                          -------------   -------------   -------------   -------------
                                           $   140,434     $       784     $    (1,962)    $   139,256
                                          =============   =============   =============   =============

      DECEMBER 31, 2004
        U. S. Government agency            $    25,096     $       190     $      (134)    $    25,152
        Corporate                               10,600             212             (80)         10,732
        Mutual funds                            12,865               -             (26)         12,839
        Municipal securities                    23,634             394            (100)         23,928
        SBA pools                               14,695             203             (99)         14,799
        Mortgage-backed securities              43,670             394            (355)         43,709
                                          -------------   -------------   -------------   -------------
                                           $   130,560     $     1,393     $      (794)    $   131,159
                                          =============   =============   =============   =============

   HELD TO MATURITY:
      DECEMBER 31, 2005
        U. S. Government agency            $     1,000     $         -     $        (2)    $       998
        Corporate                                2,964             167              (1)          3,130
        Municipal securities                    10,011             500               -          10,511
        Mortgage-backed securities               3,499              93               -           3,592
                                          -------------   -------------   -------------   -------------
                                           $    17,474     $       760     $        (3)    $    18,231
                                          =============   =============   =============   =============

      DECEMBER 31, 2004
        U. S. Government agency            $     1,000     $         7     $         -     $     1,007
        Corporate                                3,935             326               -           4,261
        Municipal securities                     8,683             526               -           9,209
        Mortgage-backed securities               4,966             251               -           5,217
                                          -------------   -------------   -------------   -------------
                                           $    18,584     $     1,110     $         -     $    19,694
                                          =============   =============   =============   =============

All of the Company's mortgage-backed securities at December 31, 2005 and 2004 have been issued by government agencies.

The amortized cost and estimated fair value of investment securities at December 31, 2005, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

--------------------------------------------------------------------------------
                                      F-13

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - INVESTMENT SECURITIES (CONTINUED)

                                                     Held to Maturity               Available for Sale
                                              ------------------------------  ------------------------------
                                                Amortized                       Amortized
                                                  Cost          Fair Value        Cost          Fair Value
                                              --------------  --------------  --------------  --------------
                                                                      (In Thousands)
   Due in one year or less                       $    4,472      $    4,486      $   21,234      $   20,861
   Due after one year through five years              3,746           3,847          27,157          27,252
   Due after five year through ten years              2,161           2,302          21,485          21,534
   Due thereafter                                     3,596           4,004           3,473           3,463
   Mortgage-backed securities                         3,499           3,592          53,771          53,030
                                              --------------  --------------  --------------  --------------
                                                 $   17,474      $   18,231      $  127,120      $  126,140
                                              ==============  ==============  ==============  ==============

At December 31, 2005 and 2004, $37.2 million and $47.0 million, respectively, of securities were pledged as collateral to secure certain deposits and FHLB advances.

Gross gains and losses of $29 thousand and $0, respectively, for the year ended December 31, 2005, and $268 thousand and $201 thousand, respectively, for the year ended December 31, 2004, were realized on sales and calls of investment securities.

The following table shows the Company's available for sale investments' gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position:

       At December 31, 2005            Less than 12 months         12 months or more                Total
   ------------------------------  --------------------------  --------------------------  --------------------------
                                                  Unrealized                  Unrealized                  Unrealized
                                    Fair Value      Losses      Fair Value      Losses      Fair Value      Losses
                                   ------------  ------------  ------------  ------------  ------------  ------------
                                                                     (In Thousands)
   U. S. Government agency          $   15,097    $      206    $   12,160    $      293    $   27,257    $      499
   Corporate                             3,577            89         1,329            45         4,906           134
   Mutual funds                            374             3        12,613           195        12,987           198
   Municipal securities                  7,450            67         3,892            90        11,342           157
   SBA pools                             1,306             3         3,806            60         5,112            63
   Mortgage-backed securities           26,402           337        16,825           574        43,227           911
                                   ------------  ------------  ------------  ------------  ------------  ------------
             Total                  $   54,206    $      705    $   50,625    $    1,257    $  104,831    $    1,962
                                   ============  ============  ============  ============  ============  ============


       At December 31, 2004            Less than 12 months         12 months or more                Total
   ------------------------------  --------------------------  --------------------------  --------------------------
                                                  Unrealized                  Unrealized                  Unrealized
                                    Fair Value      Losses      Fair Value      Losses      Fair Value      Losses
                                   ------------  ------------  ------------  ------------  ------------  ------------
                                                                     (In Thousands)
   U. S. Government agency          $   18,722    $      134    $        -    $        -    $    18,722   $      134
   Corporate                             1,626            34           980            46          2,606           80
   Mutual funds                         12,839            26             -             -         12,839           26
   Municipal securities                  3,176            13         3,836            87          7,012          100
   SBA pools                             2,743            24         4,292            75          7,035           99
   Mortgage-backed securities           23,098           355             -             -         23,098          355
                                   ------------  ------------  ------------  ------------  ------------  ------------
             Total                  $   62,204    $      586    $    9,108    $      208    $    71,312   $      794
                                   ============  ============  ============  ============  ============  ============


--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - INVESTMENT SECURITIES (CONTINUED)

The following table shows the Company's held to maturity investments' gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2005:


         At December 31, 2005          Less than 12 months         12 months or more                Total
   ------------------------------  --------------------------  --------------------------  --------------------------
                                                  Unrealized                  Unrealized                  Unrealized
                                    Fair Value      Losses      Fair Value      Losses      Fair Value      Losses
                                   ------------  ------------  ------------  ------------  ------------  ------------
                                                                     (In Thousands)
   U. S. Government agency          $      998    $        2    $        -    $        -    $      998    $        2
   Corporate                               400             1             -             -           400             1
                                   ------------  ------------  ------------  ------------  ------------  ------------
              Total                 $    1,398    $        3    $        -    $        -    $    1,398    $        3
                                   ============  ============  ============  ============  ============  ============

At December 31, 2004, no held to maturity investment securities were in an unrealized loss position.

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In management's opinion, the unrealized losses reflect changes in interest rates subsequent to the acquisition of specific securities.

At December 31, 2005, there were 98 securities in the less than twelve months category and 66 securities in the twelve months or more category for the available for sale portfolio. At December 31, 2005, there were two securities in the less than twelve months category and no securities in the twelve months or more category for the held to maturity portfolio. The Bank has the intent and ability to hold these securities until maturity or market price recovery. Management believes that the unrealized losses represent temporary impairments of the securities.


NOTE 5 - LOANS RECEIVABLE

Loans receivable at December 31, 2005 and 2004 consist of the following:

                                                    2005            2004
                                               --------------  --------------
                                                       (In Thousands)
       Mortgage loans:
           One-to-four family                      $  77,738       $  56,478
           Multi-family                                1,676           1,825
           Commercial                                 31,392          25,786
           Construction                                6,267           2,265
       Home equity loans and credit lines             33,067          31,883
       Commercial loans                                6,880           6,055
       Consumer and other loans                        2,258           2,824
                                               --------------  --------------
                                                     159,278         127,116
       Deferred loan fees                               (336)           (326)
       Allowance for loan losses                      (1,168)           (990)
                                               --------------  --------------
                                                   $ 157,774       $ 125,800
                                               ==============  ==============


--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 5 - LOANS RECEIVABLE (CONTINUED)

In the normal course of business, the Bank has extended loans to executive officers, directors and principal stockholders, their immediate families and affiliated companies (commonly referred to as related parties) on the same terms including interest rates and collateral as those prevailing at the time for comparable transactions with others. A summary of loan activity for those related parties with aggregate loan balances in excess of $60 thousand for the year ended December 31, 2005 is as follows (in thousands):

          Balance                                                       Balance
      December 31,2004        Additions       Amounts Collected     December 31,2005
    --------------------  -----------------  -------------------  --------------------
           $ 1,068             $ 2,094              $ 561               $ 2,601

At December 31, 2005 and 2004, the Bank had no impaired loans. Loans on which the accrual of interest has been discontinued amounted to $80 thousand and $0 at December 31, 2005 and 2004, respectively. Loan balances past due 90 days or more and still accruing interest, but which management expects will eventually be paid in full, amounted to $0 and $107 thousand at December 31, 2005 and 2004, respectively.

The following is a summary of changes in the allowance for loan losses:

                                                2005           2004
                                            -------------   ------------
                                                 (In Thousands)
   Balance, beginning of year                       $990           $667
       Provision charged to operations               204            354
       Charge-offs                                   (31)           (42)
       Recoveries                                      5             11
                                            -------------   ------------
   Balance, end of year                           $1,168           $990
                                            =============   ============

NOTE 6 - OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 2005 and 2004 are summarized by major classification as follows:

                                         Estimated
                                        Useful Life
                                          in Years        2005           2004
                                                      -------------  -------------
                                                              (In Thousands)
   Land                                                     $1,732         $1,464
   Buildings                                 25              2,670          2,670
   Furniture, Fixtures and equipment        3 - 7            1,819          1,771
   Construction in progress                                    621              -
                                                      -------------  -------------
                                                             6,842          5,905
   Accumulated depreciation                                 (2,307)        (1,959)
                                                      -------------  -------------
                                                            $4,535         $3,946
                                                      =============  =============

The Company has plans to build a new administrative headquarters/full-service office in Vineland, New Jersey and a branch office in Buena, New Jersey. We have budgeted approximately $6.3 million for the acquisition and construction of these new banking facilities, for which we have already spent $1.9 million as of December 31, 2005 including $1.3 million in land costs.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 7 - DEPOSITS

Deposits at December 31, 2005 and 2004 consist of the following major classifications (dollars in thousands):

                                                2005                           2004
                                     ---------------------------    ---------------------------
                                                      Average                        Average
                                        Amount          Rate           Amount          Rate
                                     ------------   ------------    ------------   ------------
   Certificates of deposit:
        Less than 2.00%                $     253         0.46%        $  24,969         1.56%
        2.01% - 4.00%                     63,842         3.18            53,328         2.87
        4.01% - 6.00%                     75,158         4.63            35,311         4.75
        6.01% - 8.00%                         85         6.10             1,264         6.62
                                     ------------   ------------    ------------   ------------
   Total certificates of deposit         139,338         3.96           114,872         3.19

   Non-interest bearing demand            13,638            -             9,587            -
   NOW                                    33,844         1.43            28,579         0.61
   Super NOW                              17,492         1.00            16,218         1.00
   Savings                                61,635         1.50            68,152         1.31
   Money market demand                    18,778         2.39            21,999         1.70
                                     ------------   ------------    ------------   ------------
                                       $ 284,725         2.65%        $ 259,407         2.04%
                                     ============   ============    ============   ============

A summary of certificates of deposit by maturity at December 31, 2005 is as follows (in thousands):

        2006                                             $   65,249
        2007                                                 35,938
        2008                                                  7,474
        2009                                                 14,890
        2010                                                 12,428
        Thereafter                                            3,359
                                                     ---------------
                                                         $  139,338
                                                     ===============

The aggregate amount of certificates of deposit with a minimum denomination of $100 thousand was $52.7 million and $39.5 million at December 31, 2005 and 2004, respectively. Amounts above $100 thousand are not insured by the Federal Deposit Insurance Corporation ("FDIC").

A summary of interest expense on deposits for the years ended December 31, 2005 and 2004 is as follows:

                                                 2005              2004
                                            ---------------   ---------------
                                                     (In Thousands)
   NOW and Super NOW                           $       507       $       171
   Savings                                             979               853
   Money market demand                                 385               421
   Certificates of deposit                           4,557             2,973
                                            ---------------   ---------------
                                               $     6,428       $     4,418
                                            ===============   ===============


--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - SHORT-TERM BORROWINGS

Short-term borrowings, consisting of advances from the Federal Home Loan Bank ("FHLB") of New York, at December 31 are as follows:

   Maturity                     Interest Rate        2005             2004
   --------------------------  ---------------  ---------------  ---------------
                                                     (Dollars in Thousands)
   January 3, 2006                   4.17%           $  15,415        $       -
   January 3, 2005                   2.36%                   -            7,890
   February 3, 2005                  1.68%                   -            3,000
   May 3, 2005                       1.93%                   -            3,000
                                                ---------------  ---------------
                                                     $  15,415        $  13,890
                                                ===============  ===============

At December 31, 2005, the Bank had a borrowing capacity of $45.2 million available from the FHLB of New York, of which $15.4 million was outstanding, which is based on the amount of FHLB stock held or levels of other assets, including U. S. Government agency securities, which are available for collateral.


NOTE 9 - INCOME TAXES

Retained earnings include $1.5 million at December 31, 2005 and 2004, for which no provision for federal income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional test prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The Act also provides for the recapture of deductions arising from "applicable excess reserve" defined as the total amount of reserve over the base year reserve. The Bank's total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

The income tax provision consists of the following for the years ended December 31:

                                                 2005              2004
                                            ---------------   ---------------
                                                     (In Thousands)
   Current:
       Federal                                 $       387       $       498
       State                                           195               213
                                            ---------------   ---------------
                                                       582               711
       Deferred, federal                               (83)             (145)
                                            ---------------   ---------------
                                               $       499       $       566
                                            ===============   ===============

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the statements of income for the years ended December 31is as follows (dollars in thousands):

                                                         2005                                2004
                                             ---------------------------   ---------------------------
                                                            % of Pretax                   % of Pretax
                                                Amount         Income         Amount         Income
                                             ------------   ------------   ------------   ------------
   Federal income tax at statutory rate         $    771         34.0 %       $    820         34.0 %
   State tax, net of federal benefit                 129          5.7 %            141          5.8 %
   Tax exempt income                                (392)       (17.3)%           (393)       (16.3)%
   Life insurance income                             (28)        (1.2)%            (28)        (1.1)%
   Other                                              19           .8 %             26          1.0 %
                                             ------------   ------------   ------------   ------------

                                                $    499         22.0 %       $    566         23.4 %
                                             ============   ============   ============   ============

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 9 - INCOME TAXES (CONTINUED)

The components of the net deferred tax asset, included in other assets, are as follows:

                                                                                  December 31,
                                                                        --------------------------------
                                                                             2005             2004
                                                                        ---------------  ---------------
                                                                                  (In thousands)
   Deferred tax assets:
         Deferred loan fees                                                 $      134       $      130
         Allowance for loan losses                                                 466              395
         Deferred compensation                                                       -              104
         Other                                                                      90                -
         Net unrealized loss on securities available for sale                      469                -
                                                                        ---------------  ---------------
                                                                                 1,159              629
   Deferred tax liabilities:
         Net unrealized gain on securities available for sale                        -             (239)
         Depreciation                                                              (23)             (21)
         Prepaid expenses                                                          (43)             (67)
                                                                        ---------------  ---------------
                                                                                   (66)            (327)
                                                                        ---------------  ---------------
           Net Deferred Tax Asset                                           $    1,093       $      302
                                                                        ===============  ===============

NOTE 10 - BENEFIT PLANS

The Bank has a 401(k) Savings Plan (the "Plan"). All employees are eligible to participate after completing one year of eligible service. The employees may contribute up to fifteen percent of their compensation to the Plan with the Bank matching fifty percent of the first six percent or a maximum of three percent of total salary. Full vesting in the Plan is prorated equally over a five-year period. The Bank's contributions to the Plan for the years ended December 31, 2005 and 2004 were $48 thousand and $39 thousand, respectively.

The Bank had a Phantom Stock Appreciation Rights Incentive Plan, a deferred compensation plan, for certain officers, directors and one former director of the Bank. The plan was terminated in May 2005. The termination of the agreements resulted in a reduction in compensation and benefits expense of approximately $201 thousand for the year ended December 31, 2005, which represented an excess accrual after distribution of amounts due to participants under the agreements. The expense related to this Plan in 2004 was $69 thousand.

The Bank has an Employee Stock Ownership Plan ("ESOP") for the benefit of employees who meet the eligibility requirements as defined in the plan. The ESOP trust acquired 166,398 shares of common stock in the initial public offering using proceeds of a loan from the Company. The Bank will make cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears an interest rate of 6.00% with principal and interest payable annually in equal installments over fifteen years. The loan is secured by the shares of the stock purchased.

As the debt is repaid, shares are released from the collateral and allocated to qualified employees. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Statements of Financial Condition. As the shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares, and the shares become outstanding for earnings per share computations. The Company's compensation expense for the ESOP was $122 thousand for the year ended December 31, 2005. The following table presents the components of the ESOP shares:

                                                      December 31, 2005
                                                    ---------------------
   Shares released for allocation                                 11,603
   Unreleased shares                                             154,795
                                                    ---------------------
      Total ESOP shares                                          166,398
                                                    =====================
              Fair value of unreleased shares               $  1,633,087
                                                    =====================

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. Such commitments involve, to varying degrees, elements of credit, and interest rate risk in excess of the amount recognized in the statements of financial condition.

The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as its does for on-balance sheet instruments.

At December 31, 2005 and 2004, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                           2005              2004
                                                      ---------------   ---------------
                                                               (In Thousands)
   Commitments to grant loans                              $   6,526         $  11,068
   Unfunded commitments under lines of credit                 14,545             5,118
   Standby letters of credit                                     860               807
                                                      ---------------   ---------------
                                                           $  21,931         $  16,993
                                                      ===============   ===============

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation. Collateral held varies by generally includes personal or commercial real estate.

Unfunded commitments under lines of credit are collateralized except for the overdraft protection lines of credit and commercial unsecured lines of credit. The amount of collateral obtained is based on management's credit evaluation, and generally includes personal or commercial real estate. The overdraft protection lines and the commercial unsecured lines of credit total approximately $1.0 million and usually do not contain specified maturity dates and may not be drawn upon to the extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The amount of the liability as of December 31, 2005 and 2004 for guarantees under standby letters of credit issued is not material.


NOTE 12 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 12 - REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2005, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2005, the most recent notification from the regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are presented in the table.

                                                                                                To be Well Capitalized
                                                                     For Capital Adequacy      under Prompt Corrective
                                                 Actual                    Purposes               Action Provisions
                                         -----------------------    -----------------------    -------------------------
                                           Amount        Ratio        Amount        Ratio        Amount         Ratio
                                         ----------    ---------    ---------    ----------    ----------    -----------
                                                                         (In thousands)
   As of December 31, 2005:
       Tangible Capital (to
         Adjusted Total Assets)           $ 33,129        9.85%     $ >5,043        >1.50%           N/A            N/A
                                                                      -             -
       Core Capital (to Adjusted
         Total Assets)                      33,129        9.85%      >13,449        >4.00%      $>16,811         >5.00%
                                                                     -              -            -               -
       Tier 1 Capital (to
         Risk-Weighted Assets)              33,129       19.53%          N/A           N/A       >10,180         >6.00%
                                                                                                 -               -
       Total Capital (to
         Risk-Weighted Assets               34,281       20.20%      >13,574        >8.00%       >16,967        >10.00%
                                                                     -              -            -              -

   As of December 31, 2004:
       Tangible Capital (to
         Adjusted Total Assets)           $ 16,483        5.67%     $ >4,361        >1.50%           N/A            N/A
                                                                      -             -
       Core Capital (to Adjusted
         Total Assets)                      16,483        5.67%      >11,629        >4.00%      $>14,536         >5.00%
                                                                     -              -            -               -
       Tier 1 Capital (to
         Risk-Weighted Assets)              16,483       11.53%          N/A           N/A        >8,579         >6.00%
                                                                                                  -              -
       Total Capital (to
         Risk-Weighted Assets)              17,473       12.22%      >11,439        >8.00%       >14,299        >10.00%
                                                                     -              -            -              -

Office of Thrift Supervision regulations imposes limitations upon all capital distributions by savings institutions, like the Bank, such as dividends and payments to repurchase or otherwise acquire shares. The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders' equity to be reduced below applicable regulatory capital maintenance requirements, or if such declaration and payments would otherwise violate regulatory requirements.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methods. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2005 and 2004. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2005 and 2004 and, therefore, current estimates of fair value may differ significantly from the amounts prescribed herein.

The following assumptions were used to estimate the fair value of the Company's financial instruments:

CASH AND AMOUNTS DUE FROM BANKS
        For cash and amounts due from banks, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES
        The fair value of investment securities is based on quoted market prices.

LOANS RECEIVABLE
        The fair value of loans is estimated based on the present value of cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

FEDERAL HOME LOAN BANK STOCK
        The carrying amount of Federal Home Loan Bank stock approximates fair value based on the stock's redemption provisions which are at par value.

ACCRUED INTEREST RECEIVABLE AND PAYABLE
        The carrying amount of accrued interest receivable and payable approximates fair value.

DEPOSITS
        The fair value of non-interest bearing demand, NOW, Super NOW, passbook and money market demand accounts is the amount reported in the financial statements. The fair value of certificates of deposits is based on a present value of cash flows estimate using rates currently offered for deposits with similar remaining maturities.

SHORT-TERM BORROWINGS
        The fair value of advances from the Federal Home Loan Bank is estimated using discounted cash flow analyses, based on rates currently available to the Bank for advances from Federal Home Loan Bank with similar terms and remaining maturities.

OFF-BALANCE SHEET FINANCIAL INSTRUMENTS
        Fair values for the Bank's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 13 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

                                                   ---------------------------    ---------------------------
                                                     Carrying                       Carrying
                                                      Amount       Fair Value        Amount       Fair Value
                                                   ------------   ------------    ------------   ------------
                                                                         (In Thousands)
   Assets:
       Cash and amounts due from banks              $   10,669     $   10,669      $    5,282     $    5,282
       Investment securities                           156,730        157,487         149,743        150,853
       Federal Home Loan Bank stock                      1,021          1,021           1,024          1,024
       Loans receivable, net                           157,774        155,675         125,800        129,334
       Accrued interest receivable                       1,554          1,554           1,411          1,411

   Liabilities:
       Deposits                                        284,725        284,044         259,407        260,418
       Short-term borrowings                            15,415         15,415          13,890         13,890
       Accrued interest payable                             83             83              46             46

   Off-balance sheet financial instruments:
       Commitments to extend credit and letters
       of credit                                             -              -               -              -

NOTE 14 - PARENT COMPANY ONLY FINANCIAL INFORMATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

                                                                             December 31,
                                                                   -------------------------------
                                                                        2005             2004
                                                                   -------------------------------
                                    ASSETS                                  (In Thousands)
   Cash and cash equivalents                                          $    1,775       $        -
   Equity investment in Colonial Bank                                     32,538           16,848
   Loan receivable - ESOP                                                  1,548                -
                                                                   --------------   --------------

   Total Assets                                                       $   35,861       $   16,848
                                                                   ==============   ==============

                     LIABILITIES AND STOCKHOLDERS' EQUITY

   STOCKHOLDERS' EQUITY

   Total Stockholders' Equity                                         $   35,861       $   16,848
                                                                   --------------   --------------

   Total Liabilities and Stockholders' Equity                         $   35,861       $   16,848
                                                                   ==============   ==============


--------------------------------------------------------------------------------

COLONIAL BANKSHARES, INC.
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 14 - PARENT COMPANY ONLY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF INCOME

                                                      Years Ended December 31,
                                                  -----------------------------
                                                       2005            2004
                                                  -----------------------------
                                                          (In Thouands)

   Interest income                                   $      78       $       -
   Equity in earnings of Colonial Bank                   1,710           1,847
                                                  -------------   -------------
   Total income                                          1,788           1,847

   General, administrative and other expenses               19               -
                                                  -------------   -------------

   Net income                                        $   1,769       $   1,847
                                                  =============   =============

CONDENSED STATEMENT OF CASH FLOWS

                                                                   Years Ended December 31,
                                                               ---------------------------------
                                                                    2005              2004
                                                               ---------------   ---------------
                                                                        (In Thousands)
   Cash flows from operating activities:
       Net income                                                 $     1,769       $     1,847
       Equity in undistributed earnings Colonial Bank, FSB             (1,710)           (1,847)
       Increase in cash from ESOP loan repayment                          116                 -
                                                               ---------------   ---------------

           Net cash from operating activities                             175                 -

   Cash flows from investing activities:
       Investment in Colonial Bank                                    (16,591)                -
                                                               ---------------   ---------------

           Net cash used in investing activities                      (16,591)                -

   Cash flows from financing activities:
       Net proceeds from issuance of common stock                      18,191                 -
                                                               ---------------   ---------------

           Net cash provided by financing activities                   18,191                 -
                                                               ---------------   ---------------

   Net increase in cash and cash equivalents                            1,775                 -

   Cash and cash equivalents at beginning of period                         -                 -
                                                               ---------------   ---------------

   Cash and cash equivalents at end of period                     $     1,775       $         -
                                                               ===============   ===============

--------------------------------------------------------------------------------