Form 10KSB, Exhibit 13
period 2006-12-31
Colonial Bankshares Inc
filed 2007-03-29
CIK 1317019

EXHIBIT 13
PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following information is derived from the audited consolidated financial statements of Colonial Bankshares, Inc. For additional information, reference is made to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements of Colonial Bankshares, Inc. and related notes included elsewhere in this Annual Report.

	At December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Selected Financial Condition Data:

Total assets	$383,597	$336,852	$291,050	$243,535	$235,495
Cash and amounts due from banks	13,257	10,669	5,282	5,264	4,984
Investment securities held to maturity	18,722	17,474	18,584	24,598	40,118
Investment securities available for sale	136,925	139,256	131,159	118,233	123,827
Loans receivable, net	198,519	157,774	125,800	86,841	59,523
Deposits	337,254	284,725	259,407	223,569	217,786
Borrowings	8,324	15,415	13,890	4,070	3,165
Stockholders’ equity	36,663	35,861	16,848	15,154	13,617

	For the Years Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands)
Selected Operating Data:

Interest income	$18,509	$14,706	$12,351	$10,734	$11,316
Interest expense	10,208	6,623	4,662	4,275	6,143
Net interest income	8,301	8,083	7,689	6,459	5,173
Provision for loan losses	179	204	354	283	218
Net interest income after provision for loan losses	8,122	7,879	7,335	6,176	4,955
Non-interest income	1,043	956	902	929	853
Non-interest expense	7,430	6,567	5,824	4,955	4,476
Income before income taxes	1,735	2,268	2,413	2,150	1,332
Income taxes	124	499	566	483	293
Net income	$1,611	$1,769	$1,847	$1,667	$1,039

	At or For the Years Ended December 31,
	2006	2005	2004		2003		2002

Selected Financial Ratios and Other Data:

Performance Ratios:
Return on average assets	0.45%	0.57%		0.67%		0.71%		0.47%
Return on average equity	4.49%	6.69%		11.96%		11.75%		8.13%
Interest rate spread (1)	2.17%	2.65%		2.84%		2.79%		2.35%
Net interest margin (2)	2.47%	2.80%		2.95%		2.89%		2.48%
Efficiency ratio (3)	79.52%	72.65%		67.79%		67.07%		74.25%
Noninterest expense to average total assets	2.07%	2.10%		2.12%		2.10%		2.03%
Average interest-earning assets to average interest-bearing liabilities	109.99%	106.70%		106.15%		105.47%		104.40%

Asset Quality Ratios:
Non-performing assets as a percent of total assets	0.06%	0.02%		0.03%		0.04%		0.03%
Non-performing loans as a percent of total loans	0.12%	0.05%		0.08%		0.12%		0.14%
Allowance for loan losses as a percent of non-performing loans	589.27%	1460.00%		925.23%		595.54%		501.19%
Allowance for loan losses as a percent of total loans	0.69%	0.73%		0.77%		0.76%		0.71%

Capital Ratios:
Total risk-based capital (to risk weighted assets)	18.36%	20.20%		12.22%		13.11%		14.43%
Tier 1 risk-based capital (to risk weighted assets)	17.57%	19.53%		11.53%		12.54%		13.97%
Tangible capital (to tangible assets)	9.09%	9.85%		5.67%		6.02%		5.53%
Tier 1 leverage (core) capital (to adjusted tangible assets)	9.09%	9.85%		5.67%		6.02%		5.53%
Equity to total assets	9.56%	10.65%		5.79%		6.21%		5.79%

Other Data:
Number of full service offices	6	6		6		6		7

Earnings per share (4):
Basic and diluted	$0.37	$0.20	$	NA	$	NA	$	NA

Dividends declared per share	$—	$—		$—		$—		$—
___________________________
(1)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	For 2005, represents earnings per share for the six-month period from June 30, 2005 (date of public offering) to December 31, 2005.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This document contains certain “forward-looking statements,” which may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential.” Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors which could cause actual results to differ materially from these estimates and most other statements that are not historical in nature. These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing products and services.

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

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates. During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk:

•	increasing our origination of shorter-term loans, including commercial real estate loans and home equity loans;

•	maintaining adjustable-rate and shorter-term investments; and

•	maintaining pricing strategies that encourage deposits in longer-term, certificates of deposit.

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

Net Portfolio Value. The Office of Thrift Supervision requires the computation of amounts by which the net present value of an institution’s cash flow from assets, liabilities and off balance sheet items (the institution’s net portfolio value or “NPV”) would change in the event of a range of assumed changes in market interest rates. The Office of Thrift Supervision provides all institutions that file a Consolidated Maturity/Rate Schedule as a part of their quarterly Thrift Financial Report with an interest rate sensitivity report of net portfolio value. The Office of Thrift Supervision simulation model uses a discounted cash flow analysis and an option-based pricing approach to measuring the interest rate sensitivity of net portfolio value. Historically, the Office of Thrift Supervision model estimated the economic value of each type of asset, liability and off-balance sheet contract under the assumption that the United States Treasury yield curve increases or decreases instantaneously by 100 to 300 basis points in 100 basis point increments. However, given the current low level of market interest rates, we did not prepare a NPV calculation for an interest rate decrease of greater than 200 basis points. A basis point equals one-hundredth of one percent, and 100 basis points equals one percent. An increase in interest rates from 3% to 4% would mean, for example, a 100 basis point increase in the “Change in Interest Rates” column below.

The table below sets forth, as of December 31, 2006, the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve. Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

				NPV as a Percentage of
				Present Value of Assets (3)
		Estimated Increase
Change in		(Decrease) in NPV			Increase
Interest Rates	Estimated			NPV	(Decrease)
(basis points) (1)	NPV (2)	Amount	Percent	Ratio (4)	(basis points)
	(Dollars in thousands)
+300	$27,648	$(21,011)	(43%)	7.48%	(477)
+200	35,104	(13,555)	(28%)	9.26%	(299)
+100	42,155	(6,504)	(13%)	10.85%	(140)
—	48,659	—	—	12.25%	—
-100	53,535	4,876	10%	13.22%	97
-200	55,846	7,187	15%	13.61%	136

 _____________________
(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2006, in the event of a 200 basis point decrease in interest rates, we would experience a 15% increase in net portfolio value. In the event of a 200 basis point increase in interest rates, we would experience a 28% decrease in net portfolio value. Both of these calculations are based against the calculated net portfolio value of $48.7 million.

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

	For the Years Ended December 31,
	2006			2005			2004
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$180,469	$11,088	6.14%	$140,069	$8,268	5.90%	$105,074	$6,030	5.74%
Securities
Taxable	123,701	6,046	4.89%	116,843	5,150	4.41%	125,262	5,054	4.03%
Tax-exempt	31,902	1,375	4.31%	31,382	1,288	4.10%	30,732	1,267	4.12%
Total interest-earning assets	336,072	18,509	5.51%	288,294	14,706	5.10%	261,068	12,351	4.73%
Noninterest-earning assets	22,703			24,058			14,099
Total assets	$358,775			$312,352			$275,167

Interest-bearing liabilities:
Savings accounts	$59,781	992	1.66%	$66,200	979	1.48%	$63,994	853	1.33%
NOW accounts	49,201	805	1.64%	50,177	507	1.01%	37,316	171	0.46%
Money market demand	19,806	587	2.96%	19,184	385	2.01%	20,985	421	2.01%
Certificates of deposit	161,264	7,073	4.39%	128,714	4,557	3.54%	108,609	2,973	2.74%
Total interest-bearing deposits	290,052	9,457	3.26%	264,275	6,428	2.43%	230,904	4,418	1.91%
Borrowings	15,505	751	4.84%	5,912	195	3.30%	15,024	244	1.62%
Total interest-bearing liabilities	305,557	10,208	3.34%	270,187	6,623	2.45%	245,928	4,662	1.90%
Noninterest-bearing liabilities	17,358			15,729			13,803
Total liabilities	322,915			285,916			259,731
Equity	35,860			26,436			15,436
Total liabilities and equity	$358,775			$312,352			$275,167

Net interest income		$8,301			$8,083			$7,689
Interest rate spread			2.17%			2.65%			2.84%
Net interest-earning assets	$30,515			$18,107			$15,140
Net interest margin			2.47%			2.80%			2.95%
Average interest-earning assets to average interest-bearing liabilities	109.99%			106.70%			106.15%

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

	Years Ended December 31, 2006 vs. 2005			Years Ended December 31, 2005 vs. 2004
	Increase (Decrease) Due to			Increase (Decrease) Due to
	Volume	Rate	Net	Volume	Rate	Net
	(In thousands)

Interest-earning assets:
Loans	$2,470	$350	$2,820	$2,061	$177	$2,238
Securities
Taxable	314	582	896	(238)	334	96
Tax-exempt	21	66	87	27	(6)	21
Total interest-earning assets	2,805	998	3,803	1,850	505	2,355

Interest-bearing liabilities:
Savings accounts	(51)	64	13	29	97	126
NOW accounts	(10)	308	298	75	261	336
Money market demand	13	189	202	(36)	0	(36)
Certificates of deposit	1,290	1,226	2,516	615	969	1,584
Total interest-bearing deposits	1,242	1,787	3,029	683	1,327	2,010
Borrowings	432	124	556	(119)	70	(49)
Total interest-bearing liabilities	1,674	1,911	3,585	564	1,397	1,961

Net change in interest income	$1,131	$(913)	$218	$1,286	$(892)	$394

Critical Accounting Policies

Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets. Our critical accounting policies are those related to our allowance for loan losses.

Allowance for Loan Losses. The allowance for loan losses is calculated with the objective of maintaining an allowance sufficient to absorb estimated probable loan losses inherent in the loan portfolio. Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors. However, this evaluation is inherently subjective, as it requires an estimate of the loss content for each risk rating and for each impaired loan, an estimate of the amounts and timing of expected future cash flows, and an estimate of the value of collateral.

We have established a systematic method of periodically reviewing the credit quality of the loan portfolio in order to establish an allowance for losses on loans. The allowance for losses on loans is based on our current judgments about the credit quality of individual loans and segments of the loan portfolio. The allowance for losses on loans is established through a provision for loan losses based on our evaluation of the losses inherent in the loan portfolio, and considers all known internal and external factors that affect loan collectibility as of the reporting date. Our evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, our knowledge of inherent losses in the portfolio that are probable and reasonably estimable and other factors that warrant recognition in providing an appropriate loan loss allowance. Management believes this is a critical accounting policy because this evaluation involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters. Historically, we believe our estimates and assumptions have proven to be relatively accurate. For example, over the past three years, our allowance for loan losses as a percentage of average loans outstanding has ranged from 0.77% to 0.94%, while our net charge-offs as a percentage of average loans outstanding has ranged from 0.02% to 0.03%. Nevertheless, because a small number of non-performing loans could result in net charge-offs significantly in excess of the estimated losses inherent in our loan portfolio, you should not place undue reliance on the accuracy of past estimates.

The analysis of the allowance for loan losses has three components: specific, general allocations and unallocated. Specific allocations are made for loans that are determined to be impaired. Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses. The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history. We also analyze delinquency trends, general economic conditions and geographic and industry concentrations. This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance. The principal assumption used in deriving the allowance for loan losses is the estimate of loss content for each risk rating. To illustrate, if recent loss experience dictated that the projected loss ratios changed by 10% (of the estimate) across all risk ratings, the allocated allowance as of December 31, 2006 would have changed by approximately $137 thousand. Actual loan losses may be significantly more than the allowances we have established, which could have a material negative effect on our financial results.

Comparison of Financial Condition at December 31, 2006 and 2005

Total assets increased $46.7 million, or 13.9%, to $383.6 million at December 31, 2006, from $336.9 million at December 31, 2005. The increase was the result of increases in loans receivable, office properties and equipment, interest-bearing time deposits, investment securities held to maturity and cash and amounts due from banks partially offset by decreases in investment securities available for sale and Federal Home Loan Bank stock.

Net loans receivable increased by $40.7 million, or 25.8%, to $198.5 million at December 31, 2006 from $157.8 million at December 31, 2005. One- to four-family residential real estate loans, which comprise over half of our loan portfolio, increased $24.6 million, or 31.7%, to $102.3 million at December 31, 2006 from $77.7 million at December 31, 2005, reflecting a continued increase in our marketing efforts. Commercial real estate loans increased $7.8 million, or 24.8%, to $39.2 million at December 31, 2006 from $31.4 million at December 31, 2005.  The increased commercial real estate loan balances reflected our continued emphasis on originating this type of loan, resulting, in part, from the expansion of our commercial lending staff in recent years.

Investment securities available for sale decreased $2.4 million, or 1.7%, to $136.9 million at December 31, 2006 from $139.3 million at December 31, 2005. The decrease was the result of $16.6 million in principal amortization and $6.2 million in calls and maturities of investment securities available for sale offset by purchases of $20.1 million of mortgaged-backed and investment securities and a $342 thousand increase in the market value of investment securities available for sale. Management considers the change in the fair value of the portfolio to be temporary and primarily resulting from changes in the interest rate environment. In addition, securities held to maturity increased $1.2 million, or 6.9%, to $18.7 million at December 31, 2006 from $17.5 million at December 31, 2005. The increase was the result of purchases in the amount of $7.4 million offset by principal amortization of $1.4 million and $5.0 million in calls and maturities of investment securities held to maturity.

Deposits increased $52.6 million, or 18.5%, to $337.3 million at December 31, 2006 from $284.7 million at December 31, 2005. The largest increase was in certificates of deposit, which increased $51.1 million, or 36.7%, to $190.4 million at December 31, 2006 from $139.3 million at December 31, 2005. Included in the increase in certificates of deposits were brokered deposits in the amount of $11.4 million. Non-interest bearing demand accounts increased $4.5 million, or 33.1%. The increase in non-interest bearing demand accounts was due to increases in commercial accounts. NOW accounts and money market deposit accounts increased by $2.9 and $1.8 million, respectively, while Super NOW and savings accounts decreased by $3.3 and $4.3 million, respectively.

Borrowings decreased to $8.3 million at December 31, 2006 from $15.4 million at December 31, 2005. We decreased our outstanding borrowings because our net increase in deposits and the proceeds received from the calls, maturities and pay downs of securities, discussed above, exceeded our cash needs to fund loan originations.

Total stockholders’ equity increased $802 thousand to $36.7 million at December 31, 2006 from $35.9 million at December 31, 2005. This increase was attributable to net income of $1.6 million and a decrease in accumulated other comprehensive loss of $159 thousand offset by repurchases of common stock in the amount of $1.2 million. Accumulated other comprehensive loss decreased as a result of a reduction in the net unrealized losses on investment securities available for sale. Because of interest rate volatility, accumulated other comprehensive income (loss) could materially fluctuate for future interim periods and years depending on economic and interest rate conditions.

Comparison of Operating Results for the Years Ended December 31, 2006 and December 31, 2005

General. Net income decreased $158 thousand, or 8.9%, to $1.6 million for the year ended December 31, 2006 from $1.8 million for the year ended December 31, 2005. The principal reason for the decrease was an $863 thousand increase in non-interest expense partially offset by a $218 thousand increase in net interest income, a $25 thousand reduction in the provision for loan losses, an $87 thousand increase in non-interest income and a $375 thousand reduction in income tax expense.

Interest Income. Interest income increased $3.8 million, or 25.9%, to $18.5 million for the year ended December 31, 2006 from $14.7 million for the year ended December 31, 2005. The increase in interest income resulted from a $2.8 million increase in interest income on loans and a $1.0 million increase in income on investment securities.

Interest income on loans increased $2.8 million, or 33.7%, to $11.1 million for the year ended December 31, 2006 from $8.3 million for the year ended December 31, 2005. The average balance of loans increased $40.4 million, or 28.8%, to $180.5 million for the year ended December 31, 2006 from $140.1 million for the year ended December 31, 2005. The increase in average balance of loans accounted for the increase in interest income along with an increase in the average yield to 6.14% for the year ended December 31, 2006 from 5.90% for the year ended December 31, 2005. The increase in average balance of loans resulted primarily from increases in the average balances of one- to four-family residential real estate loans and commercial real estate loans. The increase in average balance of one- to four-family residential estate loans reflected, in part, our increased marketing efforts. The increase in average balance of commercial real estate loans reflected our continued emphasis on originating this type of loan, resulting, in part, from expanding our commercial lending staff in recent years.

Interest income on securities increased by $1.0 million to $7.4 million for the year ended December 31, 2006 from $6.4 million for the year ended December 31, 2005. An increase in the average yield on securities was augmented by an increase in the average balance of securities.

Interest Expense. Interest expense increased $3.6 million, or 54.5%, to $10.2 million for the year ended December 31, 2006 from $6.6 million for the year ended December 31, 2005.

Interest expense on interest-bearing deposits increased by $3.1 million, or 48.4%, to $9.5 million for the year ended December 31, 2006 from $6.4 million for the year ended December 31, 2005. The increase in interest expense on interest-bearing deposits was due to a $25.8 million, or 9.8%, increase in the average balance of interest-bearing deposits to $290.1 million for the year ended December 31, 2006 from $264.3 million for the year ended December 31, 2005. In addition, the average rate paid on interest-bearing deposits increased 83 basis points to 3.26% for the year ended December 31, 2006 from 2.43% for the year ended December 31, 2005. We experienced increases in the average balances of money market deposit accounts and certificates of deposits while we experienced decreases in the average balance of savings accounts and NOW and Super-NOW accounts. The average cost of all deposit account categories increased for the year ended December 31, 2006.

Interest expense on borrowings increased $556 thousand to $751 thousand for the year ended December 31, 2006 from $195 thousand for the year ended December 31, 2005. This increase was due to a $9.6 million increase in the average balance of borrowings to $15.5 million for the year ended December 31, 2006 from $5.9 million for the year ended December 31, 2005 and by a 154 basis point increase in the average cost of such borrowings to 4.84% for the year ended December 31, 2006 from 3.30% for the year ended December 31, 2005.

Net Interest Income. Because the increase in our interest income was greater than our increase in interest expense, net interest income increased by $218 thousand, or 2.7%, to $8.3 million for the year ended December 31, 2006 from $8.1 million for the year ended December 31, 2005. Our net interest margin decreased 33 basis points to 2.47% for the year ended December 31, 2006 from 2.80% for the year ended December 31, 2005, and our net interest rate spread decreased 48 basis points to 2.17% for the year ended December 31, 2006 from 2.65% for the year ended December 31, 2005.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable credit losses inherent in the loan portfolio. In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluation of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan and the levels of nonperforming and other classified loans. The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events change. We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance. Based on our evaluation of the above factors, we recorded a provision for loan losses of $179 thousand for the year ended December 31, 2006 and a provision for loan losses of $204 thousand for the year ended December 31, 2005. The provisions recorded reflected net recoveries of approximately $26 thousand for the year ended December 31, 2006 and net charge-offs of $26 thousand for the year ended December 31, 2005. The allowance for loan losses was $1.4 million, or 0.69% of total loans at December 31, 2006 compared to $1.2 million, or 0.73%, of total loans at December 31, 2005. The allowance for loan losses represented 589.3% of nonperforming loans at December 31, 2006 and 1,460.0% of nonperforming loans at December 31, 2005. To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate for the years ended December 31, 2006 and 2005.

Non-interest Income. Non-interest income was $1.0 million for the year ended December 31, 2006 and $956 thousand for the year ended December 31, 2005. Fees and service charges on deposit accounts, gains on the sales of loans, earnings on life insurance and other non-interest income increased while net gains on sales and calls of investment securities decreased. The increase in fees and services charges on deposit accounts was attributable to the implementation of new fees charged on deposit accounts and a slight increase in the volume of several service charges.

Non-interest Expense. Non-interest expense increased $863 thousand, or 13.3%, to $7.4 million for the year ended December 31, 2006 from $6.6 million for the year ended December 31, 2005. Compensation and benefits expense increased $611 thousand, or 16.5%, to $4.3 million for the year ended December 31, 2006 from $3.7 million for the year ended December 31, 2005. Normal salary increases, the addition of management-level employees, increases in benefit costs and the implementation of an Employee Stock Ownership Plan (“ESOP”) and stock-based incentive plans were offset by a reduction in incentive plan costs with the termination of the Phantom Stock Appreciation Rights Incentive Plan. The termination of the incentive plan, in May 2005, resulted in an expense reversal of $201 thousand, which represented an excess accrual after distribution of amounts due to participants. Occupancy and equipment expense increased $23 thousand, or 2.5%. This increase was mainly due to increased depreciation expense, utility expense and real estate taxes offset by reductions in repair and maintenance expense. Data processing expense increased $23 thousand. This increase was mainly due to data processing costs associated with the growth of savings and loans. Professional fees increased $156 thousand. This increase was attributed to increases in legal and accounting and auditing expense as we completed our first full year of being a public company with the costs associated with our first public annual meeting. We expect professional fees to increase in the future due to increased accounting, audit and legal expenses associated with being a public company and fees associated with complying with the Sarbanes-Oxley Act of 2002. Other expenses increased $48 thousand. This increase was attributable to increases in supervisory examination, insurance and surety bond, organizational dues and subscription, loan acquisition, telephone and postage expenses offset by decreases in employee related, advertising and promotion, contribution, differences and write-off expenses.

Income Tax Expense. The provision for income taxes was $124 thousand for the year ended December 31, 2006, compared to $499 thousand for the year ended December 31, 2005, reflecting effective tax rates of 7.2% and 22.0%, respectively. Our effective tax rate is below the combined state and federal statutory rate because of our investment in tax-exempt securities and bank-owned life insurance. The effective tax rate decreased in 2006 over 2005 due to the increased tax-exempt income with lower pre-tax income. Also, the formation of the Delaware subsidiary helped decrease the effective tax rate because the income from the Delaware subsidiary is subject to lower state income tax rates.

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

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2006, cash and cash equivalents totaled $13.3 million. Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $136.9 million at December 31, 2006. In addition, at December 31, 2006, we had the ability to borrow approximately $75.3 million from the Federal Home Loan Bank of New York. On that date, we had $8.3 million in advances outstanding.

At December 31, 2006, we had $10.0 million in loan commitments outstanding. In addition to commitments to originate loans, we had $20.0 million in unadvanced funds to borrowers and $2.4 million of commitments issued under standby letters of credit. Certificates of deposit due within one year of December 31, 2006 totaled $128.2 million, or 38.0% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2007. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

We have no material commitments or demands that are likely to affect our liquidity other than set forth below. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of New York.

Our primary investing activities are the origination of loans and the purchase of securities. In 2006, we originated $87.6 million of loans and purchased $27.5 million of securities. In 2005, we originated $75.1 million of loans and purchased $36.7 million of securities. We have not purchased any loans in recent periods.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances. We experienced a net increase in total deposits of $52.6 million and $25.3 million for the years ended December 31, 2006 and 2005, respectively. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits so that we are competitive in our market area.

Federal Home Loan Bank advances decreased by $7.1 million during the year ended December 31, 2006 and increased by $1.5 million during the years ended December 31, 2005. Federal Home Loan Bank advances have primarily been used to fund new loans and purchase securities.

We have begun construction on our new administrative headquarters/full-service office in Vineland, New Jersey. We have budgeted approximately $6.3 million for the construction of these new banking facilities, for which we have already spent $4.3 million, including the cost of land, as of December 31, 2006. We cannot assure you that construction and other costs will not exceed this budget estimate. We anticipate opening the administrative headquarters in the first half of 2007. We have spent $269 thousand for the acquisition of land in Buena Township as a possible branch location. In January 2007, we purchased land in Harrison Township, New Jersey as a possible branch location. We purchased the land for $984 thousand.

Colonial Bank, FSB is subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At December 31, 2006, Colonial Bank, FSB exceeded all Office of Thrift Supervision regulatory capital requirements. Colonial Bank, FSB is considered “well capitalized” under regulatory guidelines.

The capital from the initial public offering significantly increased our liquidity and capital resources. Our financial condition was enhanced by the capital from the offering, resulting in increased net interest-earning assets. However, due to the increase in equity resulting from the capital raised in the offering, our return on equity is lower than it was prior to the offering.

Impact of Inflation and Changing Prices

The consolidated financial statements and related notes of Colonial Bankshares, Inc. have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater impact on performance than the effects of inflation.

Market for Common Stock

Our shares of common stock are traded on the NASDAQ Global Market under the symbol “COBK”. Colonial Bankshares, MHC owns 2,441,716 shares, or 54.0% of our outstanding shares of common stock. The approximate number of holders of record of Colonial Bankshares’ common stock as of March 15, 2007 was 380. Certain shares of Colonial Bankshares are held in “nominee” or “street” name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number. The following table presents quarterly market information for Colonial Bankshares’ common stock since the initial public offering date of June 30, 2005. Colonial Bankshares began trading on the NASDAQ National Market on June 30, 2005. Accordingly, no information prior to this date is available. The following information was provided by the NASDAQ Global Market.

	High	Low	Dividends
Quarter ended June 30, 2005	$10.65	$9.95	$-
Quarter ended September 30, 2005	11.35	10.25	-
Quarter ended December 31, 2005	11.00	9.31	-
Quarter ended March 31, 2006	12.86	10.25	-
Quarter ended June 30, 2006	12.99	11.14	-
Quarter ended September 30, 2006	13.14	12.15	-
Quarter ended December 31, 2006	14.77	12.41	-

Dividend payments by Colonial Bankshares are dependent primarily on dividends it receives from Colonial Bank, FSB, because Colonial Bankshares will have no source of income other than dividends from Colonial Bank, FSB, earnings from the investment of proceeds from the sale of shares of common stock retained by Colonial Bankshares, and interest payments with respect to Colonial Bankshares’ loan to the Employee Stock Ownership Plan.

Under the rules of the Office of Thrift Supervision, Colonial Bank, FSB is not permitted to pay dividends on its capital stock to Colonial Bankshares, Inc., its sole stockholder, if Colonial Bank, FSB’s stockholder’s equity would be reduced below the amount of the liquidation account established in connection with the conversion. In addition, Colonial Bank, FSB is not permitted to make a capital distribution if, after making such distribution, it would be undercapitalized.

In addition to the foregoing, earnings of Colonial Bank, FSB appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Colonial Bank, FSB on the amount of earnings removed from the reserves for such distributions. Colonial Bankshares, Inc. intends to make full use of this favorable tax treatment and does not contemplate any distribution by Colonial Bank, FSB in a manner that would create a federal tax liability.

STOCKHOLDER INFORMATION

Annual Meeting	Transfer Agent

The Annual Meeting of Stockholders will be held at	Registrar and Transfer Company
3:00 p.m. on May 17, 2007 at the Ramada Inn,	10 Commerce Drive
2216 W. Landis Avenue and Route 55 Exit 32A,	Cranford, New Jersey 07016
Vineland, New Jersey 08360.
If you have any questions concerning your stockholder
Stock Listing	account, please call our transfer agent, noted above, at
(800) 368-5948. This is the number to call if you
The Company’s Common Stock trades on the Nasdaq	require a change of address, records or information
Global Market System under the symbol “COBK”	about lost certificates.

Special Counsel	Annual Report on Form 10-KSB

Luse Gorman Pomerenk & Schick, P.C.	A copy of the Company’s Form 10-KSB for the fiscal
5335 Wisconsin Avenue, N.W., Suite 400	year ended December 31, 2006, will be furnished
Washington, D.C. 20015	without charge to stockholders upon written request to
the Secretary, Colonial Bankshares, Inc., 85 West
Independent Auditors	Broad Street, Bridgeton, New Jersey 08302.

Beard Miller Company LLP
37 N. Valley Road
Station Square Three, Suite 100
Paoli, Pennsylvania 19301

DIRECTORS AND OFFICERS

Directors		Officers

Frank M. Hankins, Jr.	John Fitzpatrick, CPA	Edward J. Geletka
Chairman of the Board	President, Fitzpatrick &	President and
Retired Chairman, H. H. Hankins &	McIlvaine, CPAs PC	Chief Executive Officer
Brothers Lumber

Albert A. Fralinger, Jr.	Edward J. Geletka	L. Joseph Stella, III, CPA
Vice Chairman of the Board	President and Chief Executive Officer,	Executive Vice President and
Chairman and Chief Financial Officer,	Colonial Bank, FSB	Chief Financial Officer
Fralinger Engineering

Richard S. Allen	James Quinn	William F. Whelan
President, Allen Associates,	Owner, Quinn Broadcasting, Inc.	Executive Vice President and
Insurance Services	Mayor, Millville, NJ	Chief Operating Officer

Gregory J. Facemyer, CPA		Richard W. Dapp
Self-Employed Certified Public		Senior Vice President and
Accountant		Chief Credit Officer

COLONIAL BANKSHARES, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Colonial Bankshares, Inc.
Bridgeton, New Jersey

We have audited the accompanying consolidated statements of financial condition of Colonial Bankshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Bankshares, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Paoli, Pennsylvania
March 16, 2007

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2006	2005
	(Dollars In Thousands, Except Per Share Data)

ASSETS

Cash and amounts due from banks	$13,257	$10,669
Interest-bearing time deposits in banks	717	—
Investment securities available for sale	136,925	139,256
Investment securities held to maturity (fair value 2006 - $19,500; 2005 - $18,231)	18,722	17,474
Loans receivable (net of allowance for loan losses 2006 - $1,373; 2005 - $1,168)	198,519	157,774
Federal Home Loan Bank stock, at cost	775	1,021
Office properties and equipment, net	7,337	4,535
Bank-owned life insurance	2,485	2,397
Other assets	4,860	3,726
Total Assets	$383,597	$336,852

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES

Deposits:
Non-interest-bearing	$18,055	$13,638
Interest-bearing	319,199	271,087
Total deposits	337,254	284,725
Federal Home Loan Bank short-term borrowings	1,450	15,415
Federal Home Loan Bank long-term borrowings	6,874	—
Advances from borrowers for taxes and insurance	793	505
Other liabilities	563	346
Total Liabilities	346,934	300,991

STOCKHOLDERS’ EQUITY

Preferred stock, 1,000,000 shares authorized and unissued	—	—
Common stock, par value $0.10 per share; authorized 10,000,000 shares; issued 4,521,696 shares; outstanding: 4,433,071 in 2006 and 4,521,696 in 2005	452	452
Additional paid-in capital	19,519	19,414
Unearned shares held by Employee Stock Ownership Plan (ESOP)	(1,432)	(1,548)
Treasury stock, at cost, 88,625 shares	(1,189)	—
Retained earnings	19,863	18,252
Accumulated other comprehensive loss	(550)	(709)
Total Stockholders’ Equity	36,663	35,861
Total Liabilities and Stockholders’ Equity	$383,597	$336,852

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2006	2005
	(Dollars in Thousands, Except Per Share Data)

INTEREST INCOME
Loans, including fees	$11,088	$8,268
Mortgage-backed securities	2,528	2,014
Securities:
Taxable	3,518	3,136
Tax-exempt	1,375	1,288

Total Interest Income	18,509	14,706

INTEREST EXPENSE
Deposits	9,457	6,428
Borrowings	751	195

Total Interest Expense	10,208	6,623

Net Interest Income	8,301	8,083

PROVISION FOR LOAN LOSSES	179	204

Net Interest Income after Provision for Loan Losses	8,122	7,879

NON-INTEREST INCOME
Fees and service charges	873	807
Gain on sale of loans	45	15
Net gain on sales and calls of securities	5	29
Earnings on bank-owned life insurance	88	83
Other	32	22

Total Non-Interest Income	1,043	956

NON-INTEREST EXPENSES
Compensation and benefits	4,309	3,698
Occupancy and equipment	927	904
Data processing	617	594
Office supplies	129	127
Professional fees	351	195
Other	1,097	1,049

Total Non-Interest Expenses	7,430	6,567

Income before Income Taxes	1,735	2,268

INCOME TAXES	124	499

Net Income	$1,611	$1,769

Per Share Data (Note 3):
Earnings per share - basic	$0.37	$0.20
Earnings per share - diluted	$0.37	$0.20

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Unearned Shares Held by ESOP	Retained Earnings	Treasury Stock	Accumu-lated Other Compre-hensive Income (Loss)	Total Stock-holders’ Equity

Balance, January 1, 2004	$—	$5	$—	$16,483	$—	$360	$16,848
Comprehensive income:
Net income	—	—	—	1,769	—	—	1,769
Net change in unrealized loss on securities available for sale, net of tax benefit of $708	—	—	—	—	—	(1,069)	(1,069)
Total Comprehensive Income	—	—	—	—	—	—	700
Net proceeds of initial public stock offering (4,521,696 shares)	452	19,403	(1,664)	—	—	—	18,191
ESOP shares committed to be released	—	6	116	—	—	—	122
Balance, December 31, 2005	452	19,414	(1,548)	18,252	—	(709)	35,861

Comprehensive income:
Net income	—	—	—	1,611	—	—	1,611
Net change in unrealized loss on securities available for sale, net of tax expense of $180	—	—	—	—	—	159	159
Total Comprehensive Income	—	—	—	—	—	—	1,770
ESOP shares committed to be released	—	27	116	—	—	—	143
Purchase of treasury stock - 88,625 shares	—	—	—	—	(1,189)	—	(1,189)
Stock-based compensation expense (restricted stock awards)	—	46	—	—	—	—	46
Stock-based compensation expense (stock options)	—	32	—	—	—	—	32
Balance, December 31, 2006	$452	$19,519	$(1,432)	$19,863	$(1,189)	$(550)	$36,663

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005
Cash Flows from Operating Activities:	(In Thousands)
Net income	$1,611	$1,769
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	179	204
Depreciation expense	390	350
ESOP expense	143	122
Stock-based compensation expense	78	—
Deferred income taxes	(185)	(83)
Net earnings on bank-owned life insurance	(88)	(83)
Net gain on sales and calls of investment securities	(5)	(29)
Loans originated for sale	(2,746)	(990)
Proceeds from sale of loans	2,647	1,005
Gain on sale of loans	(45)	(15)
Net amortization of loan fees	(13)	10
Amortization (accretion) of premium and discount on investment securities, net	(287)	13
(Increase) decrease in other assets	(1,129)	6
Increase (decrease) in other liabilities	217	(132)
Net cash provided by operating activities	767	2,147
Cash Flows from Investing Activities:
Proceeds from sales of:
Investment securities available for sale	—	1,000
Proceeds from calls and maturities of:
Investment securities available for sale	6,241	6,146
Investment securities held to maturity	4,971	2,000
Purchase of:
Investment securities available for sale	(6,228)	(10,779)
Investment securities held to maturity	(5,545)	(2,171)
Mortgage-backed securities available for sale	(13,849)	(23,782)
Mortgage-backed securities held to maturity	(1,860)
Office properties and equipment	(3,192)	(939)
Principal repayments from:
Investment securities	2,693	3,887
Mortgage-backed securities	15,291	14,951
Net decrease in Federal Home Loan Bank stock	246	3
Purchase of interest-bearing time deposits	(717)	—
Net increase in loans receivable	(40,767)	(32,188)
Net cash used for investing activities	(42,716)	(41,872)
Cash Flows from Financing Activities:
Net increase in deposits	52,529	25,318
Decrease in Federal Home Loan Bank short-term borrowings	(13,965)	1,525
Proceeds from Federal Home Loan Bank long-term borrowings	7,000	—
Repayment of Federal Home Loan Bank long-term borrowings	(126)	—
Increase in advances from borrowers for taxes and insurance	288	78
Acquisition of treasury stock	(1,189)	—
Net proceeds from issuance of common stock	—	18,191
Net cash provided by financing activities	44,537	45,112
Increase in cash and cash equivalents	2,588	5,387
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	10,669	5,282
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$13,257	$10,669

Supplemental Cash Flow Disclosures:
Cash paid:
Interest	$9,834	$6,586
Income taxes	$463	$664

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

In 2003, Colonial Bank, FSB (the “Bank”) reorganized into the two-tier mutual holding company structure. As part of the reorganization, the Bank formed Colonial Bankshares, Inc. (the “Company”) and Colonial Bankshares, MHC (the “Mutual Holding Company”), a federally-chartered, mid-tier, stock holding company and mutual holding company, respectively. Colonial Bank, FSB became a federally-chartered capital stock savings bank, and a wholly-owned subsidiary of Colonial Bankshares, Inc. Colonial Bankshares, Inc. became the wholly-owned subsidiary of Colonial Bankshares, MHC, whose activity is not included in the accompanying consolidated financial statements. The same directors and officers who manage Colonial Bank, FSB manage Colonial Bankshares, Inc. and Colonial Bankshares, MHC. The MHC, the Company and the Bank are subject to regulation and supervision by the Office of Thrift Supervision.

On March 25, 2005, the Company filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission in connection with the Company’s offer and sale of shares of its common stock in a public offering. The offering was completed on June 30, 2005. In the offering, the Company sold 2,079,980 shares of its common stock at a price of $10.00 per share, and issued an additional 2,441,716 shares of its common stock to Colonial Bankshares, MHC.

In September 2006, the Bank established a Delaware corporation, CB Delaware Investments, Inc. (the “Operating Subsidiary”) whose purpose is to invest in and manage securities. The Operating Subsidiary was funded by the Bank with cash and investments with an approximate value of $134.0 million in exchange for all the outstanding stock of the Operating Subsidiary.

The Bank maintains its executive offices and main branch in Bridgeton, New Jersey with branches in Mantua, Millville, Upper Deerfield, Vineland and Sewell, New Jersey. The Bank’s principal business consists of attracting customer deposits and investing these deposits primarily in single-family residential, commercial, and consumer loans and investments.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Colonial Bankshares, Inc., its wholly-owned subsidiary, Colonial Bank, FSB and the Bank’s wholly-owned subsidiary, CB Delaware Investments, Inc. All material intercompany transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the evaluation of other than temporary impairment of investment securities and the valuation of deferred tax assets.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Group Concentrations of Credit Risk

Most of the Bank’s activities are with customers located within Southern New Jersey. Note 4 discuss the types of investment securities that the Bank invests in. Note 5 discuss the types of lending that the Bank engages in. The Bank does not have any significant concentrations to any one industry or customer. Although the Bank has a diversified portfolio, its’ debtors ability to honor their contracts is influenced by the region’s economy.

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

The Bank is required to maintain average reserve balances in vault cash, with the Federal Reserve Bank or with the Federal Home Loan Bank based upon outstanding balances of deposit transaction accounts. Based upon the Bank’s outstanding transaction deposit balances, the Bank maintained a deposit account at the Federal Home Loan Bank of New York in the amount of $1.2 million and $1.1 million at December 31, 2006 and 2005, respectively.

Interest-Bearing Time Deposits in Banks

Interest-bearing time deposits in banks mature within two years and are carried at cost.

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans Held for Sale

At December 31, 2006, the Bank held $144 thousand in loans held for sale. These loans are carried at the lower of cost or estimated fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. The loans held for sale balance is included in total loans receivable on the balance sheet. There were no loans held for sale at December 31, 2005.

Loans Receivable

The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout the counties of Cumberland and Gloucester of New Jersey. The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

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

The accrual of interest is generally discontinued when the contractual payment of principal or interest have become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for estimated probable loan losses. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payments status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and mortgage loans for impairment disclosures, unless they are subject to a restructuring agreement.

The allowance consists of specific, general and unallocated components. The specific component relates to loans that are classified as doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value for that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. At December 31, 2006 and 2005, the allowance did not include an unallocated component.

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

Bank-Owned Life Insurance

The Bank invests in bank owned life insurance (“BOLI”) as a source of funding for employee benefit expenses. BOLI involves the purchasing of life insurance by the Bank on a chosen group of employees. The Bank is the owner and beneficiary of the policies. This life insurance investment is carried at the cash surrender value of the underlying policies. Income from the increase in cash surrender value of the policies is included in non-interest income on the statements of income.

Advertising Costs

The Bank follows the policy of charging the costs of advertising to expense as incurred. Advertising expense was $82 thousand and $115 thousand for the years ended December 31, 2006 and 2005, respectively.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Compensation Plans

In 2006, Board of Directors of the Company approved the Colonial Bankshares, Inc. 2006 Stock-based Incentive Plan (the “Stock Plan”). Prior to 2006, the Company had no stock option plans or stock-based compensation other than the ESOP. The Company accounts for stock-based compensation under the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment.” Statement No. 123(R) replaces Statement No. 123, supersedes APB Opinion No. 25 and requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. Statement No. 123(R) was effective for all companies on January 1, 2006. For the year ended December 31, 2006, there were stock options granted and the related compensation expense of approximately $32 thousand is included in the accompanying statement of income for the year ended December 31, 2006. For the year ended December 31, 2006, there was a tax benefit recognized related to this share-based compensation of approximately $11 thousand.

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

Earnings Per Share

Basic earnings per share (EPS) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as unvested restricted stock awards and outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares on common stock outstanding to include the effect of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit. Such financial instruments are recorded in the statement of financial condition when they are funded.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale investment securities, are reported as a separate component of the stockholders’ equity section of the statement of financial condition, such items, along with net income, are components of comprehensive income.

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,
	2006	2005
	(In Thousands)
Unrealized holding gains (losses) on available for sale securities	$344	$(1,748)
Reclassification adjustment for gains included in net income	(5)	(29)
Net unrealized gains (losses)	339	(1,777)
Income tax effect	(180)	708
Net of tax amount	$159	$(1,069)

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning in fiscal year 2007. The Company does not believe the adoption of SFAS No. 155 will have a material impact on the Company’s financial position and results of operations.

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets - An Amendment of FASB Statement No. 140”. SFAS 156 requires that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. The statement permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities at fair value. SFAS 156 is effective as of the beginning of an entity’s fiscal year that begins after September 15, 2006, which for the Company will be as of the beginning of fiscal 2007. The Company does not believe that the adoption of SFAS 156 will have a significant effect on its financial statements.

In February 2006, the FASB issued FASB Staff Position No. FAS 123(R)-4, “Classification of Options and Similar Instruments Issued as Employer Compensation That Allow for Cash Settlement upon the Occurrence of a Contingent Event”. The position amends SFAS 123(R) to incorporate that a cash settlement feature that can be exercised only upon the occurrence of a contingent event that is outside the employee’s control does not meet certain conditions in SFAS 123R until it becomes probable that the event will occur. The Company has adopted SFAS 123(R) effective January 1, 2006 and this FASB Staff Position did not have an impact on the Company’s consolidated financial statements.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In October 2006, the FASB issued FASB Staff Position No. 123(R)-5, "Amendment of FASB Staff Position FAS 123(R)-1" ("FSP 123(R)-5"). FSP 123(R)-5 amends FSP 123(R)-1 for equity instruments that were originally issued as employee compensation and then modified, with such modification made solely to reflect an equity restructuring that occurs when the holders are no longer employees. The Company has adopted SFAS 123(R) effective January 1, 2006 and this FASB Staff Position did not have an impact on the Company’s consolidated financial statements.

In October 2006, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position No. 123R-6, "Technical Corrections of FASB Statement No. 123(R)" ("FSP 123(R)-6"). FSP 123(R)-6 amends FSP 123(R) to exempt nonpublic entities from disclosing the aggregate intrinsic value of outstanding fully vested share options (or share units) and share options expected to vest, to revise the computation of minimum compensation cost that must be recognized, to indicate that at the date that the illustrative awards were no longer probable of vesting, any previously recognized compensation cost should have been reversed, and to amend the definition of short-term inducement to exclude an offer to settle an award. The Company has adopted SFAS 123(R) effective January 1, 2006 and this FASB Staff Position did not have an impact on the Company’s consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions. This interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The company does not anticipate a significant impact of these new pronouncements on its consolidated financial statements.

On September 13, 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulleting No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, companies could evaluate the materiality of financial-statement misstatements using either the income statement or balance sheet approach, with the income statement approach  focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that the adoption did not have a material effect on the reported results of operations or financial conditions.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, “Accounting for Planned Major Maintenance Activities” which is effective for fiscal years beginning after December 15, 2006. This position statement eliminates the accrue-in-advance method of accounting for planned major maintenance activities. Adoption of this pronouncement did not have an impact on the determination or reporting of our financial results.

In September 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (“EITF”) in Issue 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements. EITF 06-4 applies to life insurance arrangements that provide an employee with a specified benefit that is not limited to the employee’s active service period, including certain bank-owned life insurance (“BOLI”) policies. EITF 06-4 requires an employer to recognize a liability and related compensation costs for future benefits that extend to postretirement periods. EITF 06-4 is effective for fiscal years beginning after December 15, 2007, with earlier application permitted. The Company is continuing to evaluate the impact of this consensus, which may require it to recognize an additional liability and compensation expense related to its BOLI policies.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In September 2006, the FASB ratified the consensus reached by the EITF in Issue 06-5, Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance. Technical Bulletin No. 85-4 states that an entity should report as an asset in the statement of financial position the amount that could be realized under the insurance contract. EITF 06-5 clarifies certain factors that should be considered in the determination of the amount that could be realized. EITF 06-5 is effective for fiscal years beginning after December 15, 2006, with earlier application permitted under certain circumstances. The adoption of this consensus did not have a material effect on its consolidated financial position or results of operation.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 if effective for our Company January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EARNINGS PER SHARE

There are no convertible securities which would affect the net income (numerator) in calculating basic and diluted earnings per share; therefore the net income for 2006 is $1.6 million and the net income for 2005 is $859 thousand which is the net income from June 30, 2005 (the date of the initial public offering) to December 31, 2005. Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period. Diluted earnings per share are further adjusted for potential common shares that were dilutive and outstanding during the period. Potential common shares consist of stock options outstanding and non-vested stock grants under the stock-based incentive plans. The dilutive effect of potential common shares is computed using the treasury stock method. All stock options and non-vested stock grants are assumed to be 100% vested for purposes of the earnings per share computations. The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and diluted earnings per share computation.

	For the year ended December 31, 2006	For the period ended December 31, 2005
Net Income	$1,611,000	$859,000

Weighted average common shares outstanding	4,521,696	4,521,696
Average unearned ESOP shares	(154,763)	(166,335)
Average treasury stock shares	(11,718)	—
Weighted average common shares outstanding - basic	4,355,215	4,355,361
Effect of dilutive non-vested shares and stock options outstanding	33,561	—
Weighted average common shares outstanding - diluted	4,388,776	4,355,361
Basic earnings per share	$0.37	$0.20
Diluted earnings per share	$0.37	$0.20

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
AVAILABLE FOR SALE:
DECEMBER 31, 2006
U. S. Government agency	$29,534	$43	$(449)	$29,128
Corporate	8,956	37	(333)	8,660
Mutual funds	13,942	—	(226)	13,716
Municipal securities	23,927	403	(71)	24,259
SBA pools	7,759	220	(46)	7,933
Mortgage-backed securities	53,646	168	(585)	53,229
	$137,764	$871	$(1,710)	$136,925

DECEMBER 31, 2005
U. S. Government agency	$29,509	$41	$(499)	$29,051
Corporate	9,341	56	(134)	9,263
Mutual funds	13,314	—	(198)	13,116
Municipal securities	23,902	316	(157)	24,061
SBA pools	10,597	201	(63)	10,735
Mortgage-backed securities	53,771	170	(911)	53,030
	$140,434	$784	$(1,962)	$139,256

HELD TO MATURITY:
DECEMBER 31, 2006
U. S. Government agency	$1,412	$—	$(43)	$1,369
Corporate	1,698	131	(1)	1,828
Municipal securities	11,640	599	—	12,239
Mortgage-backed securities	3,972	92	—	4,064
	$18,722	$822	$(44)	$19,500

DECEMBER 31, 2005
U. S. Government agency	$1,000	$—	$(2)	$998
Corporate	2,964	167	(1)	3,130
Municipal securities	10,011	500	—	10,511
Mortgage-backed securities	3,499	93	—	3,592
	$17,474	$760	$(3)	$18,231

All of the Company’s mortgage-backed securities at December 31, 2006 and 2005 have been issued by government agencies.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

The amortized cost and estimated fair value of investment securities at December 31, 2006, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$2,643	$2,936	$14,942	$14,713
Due after one year through five years	2,684	2,617	19,633	19,534
Due after five year through ten years	3,462	3,361	36,596	36,763
Due thereafter	9,933	10,586	66,593	65,915
	$18,722	$19,500	$137,764	$136,925

At December 31, 2006 and 2005, $35.7 million and $37.2 million, respectively, of securities were pledged as collateral to secure certain deposits and FHLB advances.

Gross gains and losses of $5 thousand and $0, respectively, for the year ended December 31, 2006, and $29 thousand and $0 thousand, respectively, for the year ended December 31, 2005, were realized on sales and calls of investment securities.

The following table shows the Company’s available for sale investments’ gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position:

At December 31, 2006	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U. S. Government agency	$1,983	$1	$23,708	$448	$25,691	$449
Corporate	—	—	4,809	333	4,809	333
Mutual funds	444	1	12,960	225	13,404	226
Municipal securities	769	3	6,591	68	7,360	71
SBA pools	544	1	1,789	45	2,333	46
Mortgage-backed securities	14,280	154	19,998	431	34,278	585
Total	$18,020	$160	$69,855	$1,550	$87,875	$1,710

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

At December 31, 2005	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U. S. Government agency	$15,097	$206	$12,160	$293	$27,257	$499
Corporate	3,577	89	1,329	45	4,906	134
Mutual funds	374	3	12,613	195	12,987	198
Municipal securities	7,450	67	3,892	90	11,342	157
SBA pools	1,306	3	3,806	60	5,112	63
Mortgage-backed securities	26,402	337	16,825	574	43,227	911
Total	$54,206	$705	$50,625	$1,257	$104,831	$1,962

The following table shows the Company’s held to maturity investments’ gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position:

At December 31, 2006	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U. S. Government agency	$875	$43	$—	$—	$875	$43
Corporate	429	1	—	—	429	1
Total	$1,304	$44	$—	$—	$1,304	$44

At December 31, 2005	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U. S. Government agency	$998	$2	$—	$—	$998	$2
Corporate	400	1	—	—	400	1
Total	$1,398	$3	$—	$—	$1,398	$3

Management evaluates securities for other than temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. In management’s opinion, the unrealized losses reflect changes in interest rates subsequent to the acquisition of specific securities.

At December 31, 2006, there were 38 securities in the less than twelve months category and 112 securities in the twelve months or more category for the available for sale portfolio. At December 31, 2006, there were two securities in the less than twelve months category and no securities in the twelve months or more category for the held to maturity portfolio.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

The Company believes the unrealized losses on the investment in U. S. Government agency securities are caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2006.

The Company believes the unrealized losses on the investment in corporate securities are caused by interest rate increases. The contractual terms of those investments do not permit the individual corporations to settle the security at a price less than par. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2006.

The Company believes the unrealized loss on the investment in mutual fund is caused by interest rate increases. The mutual fund invests in adjustable-rate mortgage-backed securities. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2006.

The Company believes the unrealized losses on the investment in municipal securities are caused by interest rate increases. The contractual terms of those investments do not permit the municipality to settle the security at a price less than par. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2006.

The Company believes the unrealized losses on the investment in SBA loan pools and the U. S. Government agency mortgage-backed securities are caused by interest rate increases. The contractual cash flows of those investments are guaranteed by an agency of the United States government. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2006.

NOTE 5 - LOANS RECEIVABLE

Loans receivable at December 31, 2006 and 2005 consist of the following:

	2006	2005
	(In Thousands)
Mortgage loans:
One-to-four family	$102,328	$77,738
Multi-family	2,492	1,676
Commercial	39,186	31,392
Construction	8,371	6,267
Home equity loans and credit lines	38,074	33,067
Commercial loans	7,337	6,880
Consumer and other loans	2,427	2,258
	200,215	159,278
Deferred loan fees	(323)	(336)
Allowance for loan losses	(1,373)	(1,168)
	$198,519	$157,774

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS RECEIVABLE (CONTINUED)

In the normal course of business, the Bank has extended loans to executive officers, directors and principal stockholders, their immediate families and affiliated companies (commonly referred to as related parties) on the same terms including interest rates and collateral as those prevailing at the time for comparable transactions with others. A summary of loan activity to related parties is as follows (in thousands):

	Balance January 1,	Additions	Amounts Collected	Balance December 31,
2006	$2,601	$2,019	$2,019	$2,601

At December 31, 2006 and 2005, the Bank had no impaired loans. Loans on which the accrual of interest has been discontinued amounted to $233 thousand and $80 thousand at December 31, 2006 and 2005, respectively. The Bank had no loan balances past due 90 days or more and still accruing interest at December 31, 2006 and 2005, respectively.

The following is a summary of changes in the allowance for loan losses:

	2006	2005
	(In Thousands)
Balance, beginning of year	$1,168	$990
Provision charged to operations	179	204
Charge-offs	(10)	(31)
Recoveries	36	5
Balance, end of year	$1,373	$1,168

NOTE 6 – OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 2006 and 2005 are summarized by major classification as follows:

	Estimated Useful Life in Years	2006	2005
	(In Thousands)

Land	Indefinite	$1,804	$1,732
Buildings	25	2,987	2,670
Furniture, Fixtures and equipment	3 – 7	1,946	1,819
Construction in progress		3,253	621
		9,990	6,842
Accumulated depreciation		(2,653)	(2,307)
		$7,337	$4,535

The Company has received approvals and has begun construction on our new administrative headquarters/full-service office in Vineland, New Jersey. We have budgeted approximately $6.3 million for the acquisition and construction for this new banking facility, for which we have already spent $4.3 million as of December 31, 2006, including $1.1 million in land costs. We anticipate opening the administrative headquarters in the first half of 2007. We have spent $269 thousand for the acquisition of land in Buena Township as a possible branch location. In January 2007, the Company purchased land in Harrison Township, New Jersey as a possible branch location. The cost of the land was $984 thousand.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - DEPOSITS

Deposits at December 31, 2006 and 2005 consist of the following major classifications (dollars in thousands):

	2006		2005
	Amount	Average Rate	Amount	Average Rate

Certificates of deposit:
Less than 2.00%	$—	—%	$253	0.46%
2.01% - 4.00%	27,034	3.62	63,842	3.18
4.01% - 6.00%	163,412	4.93	75,158	4.63
6.01% - 8.00%	—	—	85	6.10
Total certificates of deposit	190,446	4.74	139,338	3.96

Non-interest bearing demand	18,055	—	13,638	—
NOW	36,740	1.89	33,844	1.43
Super NOW	14,200	1.71	17,492	1.00
Savings	57,260	1.72	61,635	1.50
Money market demand	20,553	3.54	18,778	2.39
	$337,254	3.46%	$284,725	2.65%

A summary of certificates of deposit by maturity at December 31, 2006 is as follows (in thousands):

2007	$128,164
2008	24,825
2009	18,639
2010	13,062
2011	2,714
Thereafter	3,042
$190,446

The aggregate amount of certificates of deposit with a minimum denomination of $100 thousand was $94.4 million and $52.7 million at December 31, 2006 and 2005, respectively. Amounts above $100 thousand are not insured by the Federal Deposit Insurance Corporation (“FDIC”). Included in the certificate of deposit balances at December 31, 2006 are brokered certificates of deposit in the amount of $11.5 million at a weighted average rate of 5.24% with maturities as follows, $5.0 million in October 2008, $5.0 million in November 2008 and $1.5 million in December 2009. The Bank had no brokered deposits at December 31, 2005.

A summary of interest expense on deposits for the years ended December 31, 2006 and 2005 are as follows:

	2006	2005
	(In Thousands)
NOW and Super NOW	$805	$507
Savings	992	979
Money market demand	587	385
Certificates of deposit	7,073	4,557
	$9,457	$6,428

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 - FEDERAL HOME LOAN BANK BORROWINGS

Federal Home Loan Bank (FHLB) borrowings at December 31 are as follows:

Maturity	Interest Rate	2006	2005
	(In Thousands)
January 3, 2006	4.17%	$—	$15,415
January 2, 2007	5.39%	1,450	—
June 30, 2021	5.57%	6,874	—

		$8,324	$15,415

	At or For the Year Ended December 31,
	2006	2005

Long-term borrowings at end of year	$6,874	$—
Maximum outstanding at any month end	$7,000	$—

At December 31, 2006, the Bank had a borrowing capacity of $75.3 million available from the FHLB of New York, of which $8.3 million was outstanding, which is based on the amount of FHLB stock held or levels of other assets, including U. S. Government agency securities, which are available for collateral.

NOTE 9 - INCOME TAXES

Retained earnings include $1.5 million at December 31, 2006 and 2005, for which no provision for federal income tax has been made. These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional test prescribed by the Internal Revenue Code of 1986, as amended. The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts. Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves. However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates. The Act also provides for the recapture of deductions arising from “applicable excess reserve” defined as the total amount of reserve over the base year reserve. The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

The income tax provision consists of the following for the years ended December 31:

	2006	2005
	(In Thousands)
Current:
Federal	$351	$387
State	(42)	195
Total current	309	582

Deferred	(185)	(83)
Total	$124	$499

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - INCOME TAXES (CONTINUED)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the statements of income for the years ended December 31 is as follows (dollars in thousands):

	2006		2005
	Amount	% of Pretax Income	Amount	% of Pretax Income
Federal income tax at statutory rate	$590	34.0%	$771	34.0%
State tax, net of federal benefit	(53)	(2.9)%	129	5.7%
Tax exempt income	(402)	(23.2)%	(392)	(17.3)%
Life insurance income	(30)	(1.7)%	(28)	(1.2)%
Other	19	1.0%	19.8%

	$124	7.2%	$499	22.0%

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31,
	2006	2005
	(In Thousands)
Deferred tax assets:
Deferred loan fees	$129	$134
Allowance for loan losses	548	466
Stock-based compensation	27	—
AMT credit carryforward	88	82
Prepaid expenses	28	—
Net unrealized loss on securities available for sale	289	469
Other	12	8
	1,121	1,159
Deferred tax liabilities:
Depreciation	(23)	(23)
Prepaid expenses	—	(43)
	(23)	(66)
Net Deferred Tax Asset	$1,098	$1,093

NOTE 10 - BENEFIT PLANS

The Bank has a 401(k) Savings Plan (the “Plan”). All employees are eligible to participate after completing one year of eligible service. The employees may contribute up to fifteen percent of their compensation to the Plan with the Bank matching fifty percent of the first six percent or a maximum of three percent of total salary. Full vesting in the Plan is prorated equally over a five-year period. The Bank’s contributions to the Plan for the years ended December 31, 2006 and 2005 were $55 thousand and $48 thousand, respectively.

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

The Bank has an Employee Stock Ownership Plan (“ESOP”) for the benefit of employees who meet the eligibility requirements as defined in the plan. The ESOP trust acquired 166,398 shares of common stock in the initial public offering using proceeds of a loan from the Company. The Bank will make cash contributions to the ESOP on an annual basis sufficient to enable the ESOP to make the required loan payments to the Company. The loan bears an interest rate of 6.00% with principal and interest payable annually in equal installments over fifteen years. The loan is secured by the shares of the stock purchased.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 - BENEFIT PLANS (CONTINUED)

As the debt is repaid, shares are released from the collateral and allocated to qualified employees. Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Statements of Financial Condition. As the shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares, and the shares become outstanding for earnings per share computations. The Company’s compensation expense for the ESOP was $144 thousand and $122 thousand for the years ended December 31, 2006 and 2005, respectively. The following table presents the components of the ESOP shares:

	December 31,
	2006	2005
Shares released for allocation	23,206	11,603
Unreleased shares	143,192	154,795
Total ESOP shares	166,398	166,398
Fair value of unreleased shares	$2,013,280	$1,633,087

NOTE 11 - STOCK-BASED COMPENSATION

At the Company’s annual stockholders’ meeting held on July 20, 2006, stockholders of the Company approved the Colonial Bankshares, Inc. 2006 Stock-Based Incentive Plan (the “2006 Plan”). Under this plan, the Company may grant options to purchase up to 221,563 shares of Company stock and may grant up to 88,625 shares of common stock as restricted stock awards.

The 2006 Plan enables the Board of Directors to grant stock options to executives, other key employees and nonemployee directors. The options granted under the Plan may be either non-qualified stock options (NQOs) or incentive stock options (ISOs). Only NQOs may be granted to nonemployee directors under this plan and ISOs may be granted to employees. The Company has reserved 221,563 shares of common stock for issuance upon the exercise of options granted under the 2006 Plan. The 2006 Plan will terminate ten years from the grant date. Options may not be granted with an exercise price that is less than 100% of the fair market value of the Company’s common stock on the date of grant. Options may not be granted with a term longer than 10 years. Stock options granted under the Incentive Plan are subject to limitations under Section 422 of the Internal Revenue Code. The number of shares available under the 2006 Plans, the number of shares subject to outstanding options and the exercise price of outstanding options will be adjusted to reflect any stock dividend, stock split, merger, reorganization or other event generally affecting the number of the Company’s outstanding shares. At December 31, 2006, there are 25,095 shares available for option grants under the 2006 Plan.

On October 19, 2006, 88,625 shares of restricted stock were awarded. The restricted shares awarded had a grant date fair value of $12.47 per share. The restricted stock awarded will vest 20% annually beginning October 19, 2007. During the year ended December 31, 2006, $46 thousand in compensation expense was recognized in regard to these restricted stock awards. The tax benefits recognized related to such stock-based compensation was $16 thousand. At December 31, 2006, there was $ 1.1 million of unrecognized compensation expense related to restricted stock awards which is expected to be recognized over a period of 4.75 years.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 - STOCK-BASED COMPENSATION (CONTINUED)

On October 19, 2006, options to purchase 196,468 shares of common stock at $12.47 per share were awarded. The options awarded will vest 20% annually beginning October 19, 2007. The following is a summary of the Company’s stock option activity for the year ended December 31, 2006:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2006	—	$—
Granted	196,468	12.47
Exercised	—	—
Forfeitures	—	—
Outstanding at December 31, 2006	196,468	$12.47	9.8 years	$312
Exercisable at December 31, 2006	—	$12.47	9.8 years	$—

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2006: dividend yield of 0%, risk-free interest rate of 4.79%, expected life of 6.5 years, and expected volatility of 15.00%. The weighted average fair value of options granted in 2006 was $3.79 per share.

Stock-based compensation expense related to stock options granted for the year ended December 31, 2006, was $32 thousand with a related tax benefit of $11 thousand. As of December 31, 2006, there was approximately $714 thousand of unrecognized compensation cost related to nonvested stock options granted in 2006. The cost will be recognized on a graded vesting method over a period of 5 years.

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The Bank’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as its does for on-balance sheet instruments.

At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2006	2005
	(In Thousands)
Commitments to grant loans	$9,962	$6,526
Unfunded commitments under lines of credit	20,046	14,545
Standby letters of credit	2,441	860
	$32,449	$21,931

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management’s credit evaluation. Collateral held varies but generally includes personal or commercial real estate.

Unfunded commitments under lines of credit are collateralized except for the overdraft protection lines of credit and commercial unsecured lines of credit. The amount of collateral obtained is based on management’s credit evaluation, and generally includes personal or commercial real estate. The overdraft protection lines and the commercial unsecured lines of credit total approximately $1.0 million and usually do not contain specified maturity dates and may not be drawn upon to the extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit when deemed necessary. Management believes that the proceeds obtained through liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The amount of the liability as of December 31, 2006 and 2005 for guarantees under standby letters of credit issued is not material.

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of risk-based capital (as defined) to risk-weighted assets (as defined). Management believes, as of December 31, 2006, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2006, the most recent notification from the regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 - REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The Bank’s actual capital amounts and ratios are presented in the table.

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(In Thousands)
As of December 31, 2006:
Tangible Capital (to Adjusted Total Assets)	$34,885	9.09%	$	>5,757	>1.50%		N/A	N/A
Core Capital (to Adjusted Total Assets)	34,885	9.09%		>15,352	>4.00%	$	>19,190	>5.00%
Tier 1 Capital (to Risk-Weighted Assets)	34,885	17.57%		N/A	N/A		>11,913	>6.00%
Total Capital (to Risk-Weighted Assets)	36,244	18.26%		>15,883	>8.00%		>19,854	>10.00%

As of December 31, 2005:
Tangible Capital (to Adjusted Total Assets)	$33,129	9.85%	$	>5,043	>1.50%		N/A	N/A
Core Capital (to Adjusted Total Assets)	33,129	9.85%		>13,449	>4.00%	$	>16,811	>5.00%
Tier 1 Capital (to Risk-Weighted Assets)	33,129	19.53%		N/A	N/A		>10,180	>6.00%
Total Capital (to Risk-Weighted Assets)	34,281	20.20%		>13,574	>8.00%		>16,967	>10.00%

Office of Thrift Supervision regulations imposes limitations upon all capital distributions by savings institutions, like the Bank, such as dividends and payments to repurchase or otherwise acquire shares. The Company may not declare or pay cash dividends on or repurchase any of its shares of common stock if the effect thereof would cause stockholders’ equity to be reduced below applicable regulatory capital maintenance requirements, or if such declaration and payments would otherwise violate regulatory requirements.

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation.

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, “Disclosures About Fair Value of Financial Instruments.” The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methods. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2006 and 2005. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2006 and 2005 and, therefore, current estimates of fair value may differ significantly from the amounts prescribed herein.

The following assumptions were used to estimate the fair value of the Company’s financial instruments:

Cash and Amounts Due From Banks
For cash and amounts due from banks, the carrying amount is a reasonable estimate of fair value.

Interest-bearing Time Deposits
The carrying values approximate the fair values for these assets.

Investment Securities
The fair value of investment securities is based on quoted market prices.

Loans Receivable
The fair value of loans is estimated based on the present value of cash flows using interest rates currently offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank Stock
The carrying amount of Federal Home Loan Bank stock approximates fair value based on the stock’s redemption provisions which are at par value.

Accrued Interest Receivable and Payable
The carrying amount of accrued interest receivable and payable approximates fair value.

Deposits
The fair value of non-interest bearing demand, NOW, Super NOW, passbook savings and money market demand accounts is the amount reported in the financial statements. The fair value of certificates of deposits is based on a present value of cash flows estimate using rates currently offered for deposits with similar remaining maturities.

Federal Home Loan Bank Borrowings
The fair value of advances from the Federal Home Loan Bank is estimated using discounted cash flow analyses, based on rates currently available to the Bank for advances from the Federal Home Loan Bank with similar terms and remaining maturities.

Off-Balance Sheet Financial Instruments
Fair values for the Bank’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair value of the Company’s financial instruments at December 31, 2006 and 2005 are as follows:

	2006		2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)

Assets:
Cash and amounts due from banks	$13,257	$13,257	$10,669	$10,669
Interest-bearing time deposits	717	717	—	—
Investment securities	155,647	156,425	156,730	157,487
Federal Home Loan Bank stock	775	775	1,021	1,021
Loans receivable, net	198,519	195,917	157,774	155,675
Accrued interest receivable	1,767	1,767	1,554	1,554

Liabilities:
Deposits	337,254	336,919	284,725	284,044
Federal Home Loan Bank borrowings	8,324	8,539	15,415	15,415
Accrued interest payable	457	457	83	83

Off-balance sheet financial instruments:
Commitments to extend credit and letters of credit	—	—	—	—

NOTE 15 - PARENT COMPANY ONLY FINANCIAL INFORMATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2006	2005
ASSETS	(In Thousands)

Cash and cash equivalents	$717	$1,775
Equity investment in Colonial Bank	34,476	32,538
Loan receivable - ESOP	1,464	1,548
Other assets	6	—

Total Assets	$36,663	$35,861

LIABILITIES AND STOCKHOLDERS’ EQUITY

STOCKHOLDERS’ EQUITY

Total Stockholders’ Equity	$36,663	$35,861

Total Liabilities and Stockholders’ Equity	$36,663	$35,861

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 — PARENT COMPANY ONLY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2006	2005
	(In Thousands)

Interest income	$160	$78
Equity in earnings of Colonial Bank	1,630	1,710
Total income	1,790	1,788

General, administrative and other expenses	179	19

Net income	$1,611	$1,769

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2006	2005
	(In Thousands)

Cash flows from operating activities:
Net income	$1,611	$1,769
Share-based compensation expense	78	—
Equity in undistributed earnings Colonial Bank, FSB	(1,630)	(1,710)
Increase in cash from ESOP loan repayment	78	116
Increase in other assets	(6)	—

Net cash from operating activities	131	175

Cash flows from investing activities:
Investment in Colonial Bank, FSB	—	(16,591)

Net cash used in investing activities	—	(16,591)

Cash flows from financing activities:
Net proceeds from issuance of common stock	—	18,191
Acquisition of treasury stock	(1,189)	—

Net cash (used in) provided by financing activities	(1,189)	18,191

Net (decrease) increase in cash and cash equivalents	(1,058)	1,775

Cash and cash equivalents at beginning of period	1,775	—

Cash and cash equivalents at end of period	$717	$1,775