Form 10KSB, Exhibit 13
period 2007-12-31
Colonial Bankshares Inc
filed 2008-03-31
CIK 1317019

EXHIBIT 13

PORTIONS OF ANNUAL REPORT TO STOCKHOLDERS

COLONIAL BANKSHARES, INC.

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

	At December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Selected Financial Condition Data:

Total assets	$457,860	$383,597	$336,852	$291,050	$243,535
Cash and amounts due from banks	15,978	13,257	10,669	5,282	5,264
Investment securities held to maturity	17,213	18,722	17,474	18,584	24,598
Investment securities available for sale	163,549	136,925	139,256	131,159	118,233
Loans receivable, net	241,040	198,519	157,774	125,800	86,841
Deposits	371,382	337,254	284,725	259,407	223,569
Borrowings	45,939	8,324	15,415	13,890	4,070
Stockholders’ equity	39,028	36,663	35,861	16,848	15,154

	For the Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands)
Selected Operating Data:

Interest income	$23,045	$18,509	$14,706	$12,351	$10,734
Interest expense	14,432	10,208	6,623	4,662	4,275
Net interest income	8,613	8,301	8,083	7,689	6,459
Provision for loan losses	84	179	204	354	283
Net interest income after provision for loan losses	8,529	8,122	7,879	7,335	6,176
Non-interest income	1,114	1,043	956	902	929
Non-interest expense	8,866	7,430	6,567	5,824	4,955
Income before income taxes	777	1,735	2,268	2,413	2,150
Income tax expense (benefit)	(454)	124	499	566	483
Net income	$1,231	$1,611	$1,769	$1,847	$1,667

	At or For the Years Ended December 31,
	2007	2006	2005	2004		2003

Selected Financial Ratios and Other Data:

Performance Ratios:
Return on average assets	0.29%	0.45%	0.57%		0.67%		0.71%
Return on average equity	3.33%	4.49%	6.69%		11.96%		11.75%
Interest rate spread (1)	1.95%	2.17%	2.65%		2.84%		2.79%
Net interest margin (2)	2.20%	2.47%	2.80%		2.95%		2.89%
Efficiency ratio (3)	91.15%	79.52%	72.65%		67.79%		67.07%
Noninterest expense to average total assets	2.09%	2.07%	2.10%		2.12%		2.10%
Average interest-earning assets to average interest-bearing liabilities	106.73%	109.99%	106.70%		106.15%		105.47%

Asset Quality Ratios:
Non-performing assets as a percent of total assets	0.25%	0.06%	0.02%		0.03%		0.04%
Non-performing loans as a percent of total loans	0.48%	0.12%	0.05%		0.08%		0.12%
Allowance for loan losses as a percent of non-performing loans	119.38%	589.27%	1460.00%		925.23%		595.54%
Allowance for loan losses as a percent of total loans	0.57%	0.69%	0.73%		0.77%		0.76%

Capital Ratios:
Total risk-based capital (to risk weighted assets)	14.96%	18.26%	20.20%		12.22%		13.11%
Tier 1 risk-based capital (to risk weighted assets)	14.42%	17.57%	19.53%		11.53%		12.54%
Tangible capital (to tangible assets)	8.03%	9.09%	9.85%		5.67%		6.02%
Tier 1 leverage (core) capital (to adjusted tangible assets)	8.03%	9.09%	9.85%		5.67%		6.02%
Equity to total assets	8.52%	9.56%	10.65%		5.79%		6.21%

Other Data:
Number of full service offices	7	6	6		6		6

Earnings per share (4):
Basic and diluted	$0.29	$0.37	$0.20	$	NA	$	NA

Dividends declared per share	$—	$—	$—		$—		$—

___________________________
(1)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	For 2005, represents earnings per share for the six-month period from June 30, 2005 (date of public offering) to December 31, 2005.

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

In addition, we are an approved qualified loan seller/servicer for Fannie Mae and an approved loan seller to IndyMac Bank, which will facilitate our sale of long-term, fixed-rate residential mortgage loans in the future.  By following these strategies, we believe that we are better positioned to react to increases in market interest rates.  However, investments in shorter-term assets generally bear lower yields than longer-term investments.

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

The table below sets forth, as of December 31, 2007, the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.  Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

				NPV as a Percentage of
		Estimated Increase		Present Value of Assets (3)
Change in		(Decrease) in NPV			Increase
Interest Rates	Estimated			NPV	(Decrease)
(basis points) (1)	NPV (2)	Amount	Percent	Ratio (4)	(basis points)
	(Dollars in thousands)

+300	$27,874	$(20,697)	(43%)	6.27%	(399)
+200	35,849	(12,722)	(26%)	7.88%	(238)
+100	43,534	(5,037)	(10%)	9.36%	(90)
—	48,571	—	—	10.26%	—
-100	51,145	2,574	5%	10.68%	42
-200	51,932	3,361	7%	10.75%	49

________________________
(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2007, in the event of a 200 basis point decrease in interest rates, we would experience a 7% increase in net portfolio value.  In the event of a 200 basis point increase in interest rates, we would experience a 26% decrease in net portfolio value.  Both of these calculations are based against the calculated net portfolio value of $48.6 million.

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

	For the Years Ended December 31,
	2007			2006			2005
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$221,179	$14,034	6.35%	$180,469	$11,088	6.14%	$140,069	$8,268	5.90%
Securities
Taxable	139,533	7,689	5.51%	123,701	6,046	4.89%	116,843	5,150	4.41%
Tax-exempt	30,460	1,322	4.34%	31,902	1,375	4.31%	31,382	1,288	4.10%
Total interest-earning assets	391,172	23,045	5.89%	336,072	18,509	5.51%	288,294	14,706	5.10%
Noninterest-earning assets	32,395			22,703			24,058
Total assets	$423,567			$358,775			$312,352

Interest-bearing liabilities:
Savings accounts	$56,576	1,188	2.10%	$59,781	992	1.66%	$66,200	979	1.48%
NOW accounts	57,521	1,299	2.26%	49,201	805	1.64%	50,177	507	1.01%
Money market demand	19,316	678	3.51%	19,806	587	2.96%	19,184	385	2.01%
Certificates of deposit	215,480	10,467	4.86%	161,264	7,073	4.39%	128,714	4,557	3.54%
Total interest-bearing deposits	348,893	13,632	3.91%	290,052	9,457	3.26%	264,275	6,428	2.43%
Borrowings	17,605	800	4.54%	15,505	751	4.84%	5,912	195	3.30%
Total interest-bearing liabilities	366,498	14,432	3.94%	305,557	10,208	3.34%	270,187	6,623	2.45%
Noninterest-bearing liabilities	20,110			17,358			15,729
Total liabilities	386,608			322,915			285,916
Equity	36,959			35,860			26,436
Total liabilities and equity	$423,567			$358,775			$312,352

Net interest income		$8,613			$8,301			$8,083
Interest rate spread			1.95%			2.17%			2.65%
Net interest-earning assets	$24,674			$30,515			$18,107
Net interest margin			2.20%			2.47%			2.80%
Average interest-earning assets to average interest-bearing liabilities	106.73%			109.99%			106.70%

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

	Years Ended December 31, 2007 vs. 2006			Years Ended December 31, 2006 vs. 2005
	Increase (Decrease) Due to		Net	Increase (Decrease) Due to		Net
	Volume	Rate		Volume	Rate
	(In thousands)

Interest-earning assets:
Loans	$2,573	$373	$2,946	$2,470	$350	$2,820
Securities
Taxable	826	817	1,643	314	582	896
Tax-exempt	(64)	11	(53)	21	66	87
Total interest-earning assets	3,335	1,201	4,536	2,805	998	3,803

Interest-bearing liabilities:
Savings accounts	(49)	245	196	(51)	64	13
NOW accounts	152	342	494	(10)	308	298
Money market demand	(15)	106	91	13	189	202
Certificates of deposit	2,574	820	3,394	1,290	1,226	2,516
Total interest-bearing deposits	2,662	1,513	4,175	1,242	1,787	3,029
Borrowings	91	(42)	49	432	124	556
Total interest-bearing liabilities	2,753	1,471	4,224	1,674	1,911	3,585

Net change in interest income	$582	$(270)	$312	$1,131	$(913)	$218

Critical Accounting Policies

Critical accounting policies are those that involve significant judgments and assumptions by management and that have, or could have, a material impact on our income or the carrying value of our assets.  Our critical accounting policies are those related to our allowance for loan losses, the evaluation of other-than-temporary impairment of investment securities and the valuation of and our ability to realize deferred tax assets.

Allowance for Loan Losses.  The allowance for loan losses is calculated with the objective of maintaining an allowance necessary to absorb estimated probable loan losses inherent in the loan portfolio.  Management’s determination of the adequacy of the allowance is based on periodic evaluations of the loan portfolio and other relevant factors.  However, this evaluation is inherently subjective, as it requires an estimate of the loss content for each risk rating and for each impaired loan, an estimate of the amounts and timing of expected future cash flows, and an estimate of the value of collateral.

We have established a systematic method of periodically reviewing the credit quality of the loan portfolio in order to establish an allowance for losses on loans.  The allowance for losses on loans is based on our current judgments about the credit quality of individual loans and segments of the loan portfolio.  The allowance for losses on loans is established through a provision for loan losses based on our evaluation of the probable losses inherent in the loan portfolio, and considers all known internal and external factors that affect loan collectibility as of the reporting date.  Our evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, our knowledge of inherent losses in the portfolio that are probable and reasonably estimable and other factors that warrant recognition in providing an appropriate loan loss allowance.  Management believes this is a critical accounting policy because this evaluation involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters.  Historically, we believe our estimates and assumptions have proven to be relatively accurate.  For example, over the past three years, our allowance for loan losses as a percentage of average loans outstanding has ranged from 0.57% to 0.73%, while our net recoveries (charge-offs) as a percentage of average loans outstanding has ranged from (0.03)% to 0.01%.  Nevertheless, because a small number of non-performing loans could result in net charge-offs significantly in excess of the estimated losses inherent in our loan portfolio, you should not place undue reliance on the accuracy of past estimates.

The analysis of the allowance for loan losses has three components: specific, general allocations and unallocated.  Specific allocations are made for loans that are determined to be impaired.  Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses.  The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history.  We also analyze delinquency trends, general economic conditions and geographic and industry concentrations.  This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance.  The principal assumption used in deriving the allowance for loan losses is the estimate of loss content for each risk rating.  To illustrate, if recent loss experience dictated that the projected loss ratios changed by 10% (of the estimate) across all risk ratings, the allocated allowance as of December 31, 2007 would have changed by approximately $139 thousand.  Actual loan losses may be significantly more than the allowances we have established, which could have a material negative effect on our financial results.

Other-Than-Temporary Impairment.  In estimating other-than-temporary impairment of investment securities, securities are evaluated on at least a quarterly basis, to determine whether a decline in their value is other-than-temporary.  To determine whether a loss in value is other-than-temporary, management reviews criteria such as the reasons underlying the decline, the magnitude and duration of the decline and the intent and ability of the Company to retain its investment in the security for a period of time sufficient to allow for an anticipated recovery in the fair value or until maturity.  The term “other-than-temporary” is not intended to indicate that the decline is permanent, but indicates that the prospects for a near-term recovery of value are not necessarily favorable, or that there is a lack of evidence to support a realizable value equal to or greater than the carrying value of the investment.  Once a decline in value is determined to be other-than-temporary, the value of the security is reduced and a corresponding charge to earnings is recognized.

Valuation of Deferred Tax Assets.  In evaluating our ability to realize deferred tax assets, management considers all positive and negative information, including our past operating results and our forecast of future taxable income.  In determining future taxable income, management utilizes a budget process that makes business assumptions and the implementation of feasible and prudent tax planning strategies.  These assumptions require us to make judgments about our future taxable income and are consistent with the plans and estimates we use to manage our business.  Any reduction in estimated future taxable income may require us to record a valuation allowance against our deferred tax assets which would result in additional income tax expense in the period.

Comparison of Financial Condition at December 31, 2007 and 2006

Total assets increased $74.3 million, or 19.4%, to $457.9 million at December 31, 2007, from $383.6 million at December 31, 2006.  The increase was the result of increases in loans receivable, investment securities available for sale, office properties and equipment, Federal Home Loan Bank stock, accrued interest receivable and cash and amounts due from banks partially offset by decreases in investment securities held to maturity, interest-bearing time deposits and other assets.

Net loans receivable increased by $42.5 million, or 21.4%, to $241.0 million at December 31, 2007 from $198.5 million at December 31, 2006.  One- to four-family residential real estate loans, which comprise almost half of our loan portfolio, increased $12.4 million, or 12.1%, to $114.7 million at December 31, 2007 from $102.3 million at December 31, 2006.  Commercial real estate loans increased $16.4 million, or 41.8%, to $55.6 million at December 31, 2007 from $39.2 million at December 31, 2006.  The increased commercial real estate loan balances reflected our continued emphasis on originating this type of loan, resulting, in part, from the expansion of our commercial lending staff in recent years.  Home equity loans and lines of credit increased $2.2 million, or 5.8%, to $40.3 million at December 31, 2007 from $38.1 million at December 31, 2006.  Construction loans increased $1.7 million, or 20.2%, to $10.1 million at December 31, 2007 from $8.4 million at December 31, 2006.  Commercial loans increased $5.3 million, or 72.6%, to $12.6 million at December 31, 2007 from $7.3 million at December 31, 2006.

Investment securities available for sale increased $26.6 million, or 19.4%, to $163.5 million at December 31, 2007 from $136.9 million at December 31, 2006.  The increase was the result of purchases of $63.8 million of mortgaged-backed and investment securities and a $969 thousand increase in the market value of investment securities available for sale offset by $14.7 million in principal amortization, $19.2 million in sales of investments securities available for sale, $4.3 million in calls and maturities of investment securities available for sale and an other-than-temporary investment writedown of $284 thousand.   In addition, securities held to maturity decreased $1.5 million, or 8.7%, to $17.2 million at December 31, 2007 from $18.7 million at December 31, 2006.  The decrease was the result of principal amortization of $940 thousand and $3.2 million in calls and maturities of investment securities held to maturity offset by purchases in the amount of $2.4 million in mortgaged-backed and investment securities held to maturity.

Deposits increased $34.1 million, or 10.1%, to $371.4 million at December 31, 2007 from $337.3 million at December 31, 2006.  The largest increase was in certificates of deposit, which increased $27.7 million, or 14.5%, to $218.1 million at December 31, 2007 from $190.4 million at December 31, 2006.  Included in the increase in certificates of deposits were brokered deposits in the amount of $28.0 million.  Non-interest bearing demand accounts decreased $3.0 million, or 16.6%.  The decrease in non-interest bearing demand accounts was due to decreases in commercial accounts.  NOW accounts, Super NOW accounts and money market deposit accounts increased by $8.5 million, $2.3 million and $117 thousand, respectively, while savings accounts decreased by $1.6 million, respectively.

Borrowings increased to $45.9 million at December 31, 2007 from $8.3 million at December 31, 2006.  We increased our outstanding borrowings because our net increase in deposits and the proceeds received from the calls, maturities and pay downs of securities, discussed above, exceeded our cash needs to fund loan originations and investment security purchases.

Total stockholders’ equity increased $2.3 million to $39.0 million at December 31, 2007 from $36.7 million at December 31, 2006.  This increase was primarily attributable to net income of $1.2 million and a decrease in accumulated other comprehensive loss of $615 thousand.  Accumulated other comprehensive loss decreased as a result of a reduction in the net unrealized losses on investment securities available for sale due to a combination of $284 thousand impairment charge being recorded as a realized loss and an increase in the fair value of the remaining portfolio.  Because of interest rate volatility, accumulated other comprehensive income (loss) could materially fluctuate for future interim periods and years depending on economic and interest rate conditions.

Comparison of Operating Results for the Years Ended December 31, 2007 and December 31, 2006

General.  Net income decreased $380 thousand, or 23.6%, to $1.2 million for the year ended December 31, 2007 from $1.6 million for the year ended December 31, 2006.  The principal reasons for the decrease were a $1.4 million increase in non-interest expense and a $284 thousand impairment charge on investment securities partially offset by a $312 thousand increase in net interest income, a $95 thousand reduction in the provision for loan losses, a $355 thousand increase in non-interest income and a $578 thousand reduction in income tax expense.

Interest Income.  Interest income increased $4.5 million, or 24.3%, to $23.0 million for the year ended December 31, 2007 from $18.5 million for the year ended December 31, 2006.  The increase in interest income resulted from a $2.9 million increase in interest income on loans and a $1.6 million increase in income on investment securities and mortgage-backed securities.

Interest income on loans increased $2.9 million, or 26.1%, to $14.0 million for the year ended December 31, 2007 from $11.1 million for the year ended December 31, 2006.  The average balance of loans increased $40.7 million, or 22.5%, to $221.2 million for the year ended December 31, 2007 from $180.5 million for the year ended December 31, 2006.  The increase in average balance of loans accounted for the increase in interest income along with an increase in the average yield to 6.35% for the year ended December 31, 2007 from 6.14% for the year ended December 31, 2006.  The increase in average balance of loans resulted primarily from increases in the average balances of one- to four-family residential real estate loans, commercial real estate loans and consumer loans.  The increase in average balance of commercial real estate loans reflected our continued emphasis on originating this type of loan, resulting, in part, from expanding our commercial lending staff in recent years.

Interest income on securities increased by $1.6 million to $9.0 million for the year ended December 31, 2007 from $7.4 million for the year ended December 31, 2006.  The increase in interest income on securities was due to an increase in the average balance of tax and tax-exempt securities to $170.0 million for the year ended December 31, 2007 from $155.6 million for the year ended December 31, 2006.  Also, the average yield on tax and tax-exempt securities increased to 5.30% for the year ended December 31, 2007 from 4.77%  for the year ended December 31, 2006.  The yields for the tax-exempt securities are not tax-effected.

Interest Expense. Interest expense increased $4.2 million, or 41.2%, to $14.4 million for the year ended December 31, 2007 from $10.2 million for the year ended December 31, 2006.

Interest expense on interest-bearing deposits increased by $4.1 million, or 43.2%, to $13.6 million for the year ended December 31, 2007 from $9.5 million for the year ended December 31, 2006.  The increase in interest expense on interest-bearing deposits was due to a $58.8 million, or 20.3%, increase in the average balance of interest-bearing deposits to $348.9 million for the year ended December 31, 2007 from $290.1 million for the year ended December 31, 2006.  In addition, the average rate paid on interest-bearing deposits increased 65 basis points to 3.91% for the year ended December 31, 2007 from 3.26% for the year ended December 31, 2006.  We experienced increases in the average balances of certificates of deposits, NOW accounts and Super NOW accounts while we experienced decreases in the average balance of savings accounts and money market accounts.  The average cost of all deposit account categories increased for the year ended December 31, 2007.

Interest expense on borrowings increased $49 thousand to $800 thousand for the year ended December 31, 2007 from $751 thousand for the year ended December 31, 2006.  This increase was due to a $2.1 million increase in the average balance of borrowings to $17.6 million for the year ended December 31, 2007 from $15.5 million for the year ended December 31, 2006 offset by a 30 basis point decrease in the average cost of such borrowings to 4.54% for the year ended December 31, 2007 from 4.84% for the year ended December 31, 2006.

Net Interest Income.  Because the increase in our interest income was greater than our increase in interest expense, net interest income increased by $312 thousand, or 3.8%, to $8.6 million for the year ended December 31, 2007 from $8.3 million for the year ended December 31, 2006.  Our net interest margin decreased 27 basis points to 2.20% for the year ended December 31, 2007 from 2.47% for the year ended December 31, 2006, and our net interest rate spread decreased 22 basis points to 1.95% for the year ended December 31, 2007 from 2.17% for the year ended December 31, 2006.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable credit losses inherent in the loan portfolio.  In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluation of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan and the levels of nonperforming and other classified loans.  The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events change.  We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance.  Based on our evaluation of the above factors, we recorded a provision for loan losses of $84 thousand for the year ended December 31, 2007 and a provision for loan losses of $179 thousand for the year ended December 31, 2006.  The provisions recorded reflected net charge-offs of approximately $65 thousand for the year ended December 31, 2007 and net recoveries of $26 thousand for the year ended December 31, 2006.  The allowance for loan losses was $1.4 million, or 0.57% of total loans at December 31, 2007 compared to $1.4 million, or 0.69%, of total loans at December 31, 2006.  The allowance for loan losses represented 119.4% of nonperforming loans at December 31, 2007 and 589.3% of nonperforming loans at December 31, 2006.  To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate for the years ended December 31, 2007 and 2006.

Non-interest Income.  Non-interest income was $1.1 million for the year ended December 31, 2007 and $1.0 million for the year ended December 31, 2006.  Fees and service charges on deposit accounts, gains on the sales of loans, gains on the sales of investment securities, earnings on life insurance and other non-interest income increased.  The increase in fees and services charges on deposit accounts was attributable to the implementation of new fees charged on deposit accounts and a slight increase in the volume of several service charges.  Non-interest income for the year ended December 31, 2007 was reduced by an other-than-temporary writedown of an investment security of $284 thousand.  This impairment was determined after a review of the mutual fund and its net asset value.  We do not believe that this impairment is related to credit quality but rather to the widening of the spreads in the bond market for mortgage related securities.  This widening of spreads has negatively impacted the market value of the securities in the fund and the net asset value of the fund itself.  While the underlying securities in the fund continue to carry investment grades and acceptable market yields, current accounting rules and related SEC guidance resulted in our determination that the impairment was other-than-temporary.

Non-interest Expense.  Non-interest expense increased $1.5 million, or 20.2%, to $8.9 million for the year ended December 31, 2007 from $7.4 million for the year ended December 31, 2006.  Compensation and benefits expense increased $754 thousand, or 17.5%, to $5.1 million for the year ended December 31, 2007 from $4.3 million for the year ended December 31, 2006.  Normal salary increases, increases in benefit costs, increases in payroll taxes and the expense of the stock-based incentive plans accounted for the increase in compensation and benefit expense.  Occupancy and equipment expense increased $313 thousand, or 33.8%, to $1.2 million for the year ended December 31, 2007 from $927 thousand for the year ended December 31, 2006.  This increase was mainly due to increased depreciation expense, utility expense and real estate taxes due to the opening of the new main office in May 2007.  Data processing expense increased $126 thousand.  This increase was mainly due to data processing costs associated with the growth of savings and loans and prices increases.  Other expenses increased $204 thousand.  This increase was attributable to increases in correspondent bank fees, advertising and promotions, supervisory examination, organizational dues and subscription, loan acquisition, telephone and postage expenses offset by decreases in employee related, contribution, and insurance and surety bond expenses.

Income Tax Expense. We recorded a benefit for income taxes of $454 thousand for the year ended December 31, 2007, compared to an expense of $124 thousand for the year ended December 31, 2006, reflecting effective tax rates of (58.4)% and 7.2%, respectively.  The income tax benefit is primarily attributable to the formation of the Delaware operating subsidiary in September 2006 which has resulted in the Bank being in a net operating loss position for state tax purposes.  For the year ended December 31, 2007, the Bank incurred a net operating loss of approximately $6.3 million for state tax purposes and recorded a deferred tax benefit of $423 thousand though no tax benefit was recorded for losses incurred the last two quarters.

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

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2007, cash and cash equivalents totaled $16.0 million.  Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $163.5 million at December 31, 2007. In addition, at December 31, 2007, we had the ability to borrow approximately $112.9 million from the Federal Home Loan Bank of New York.  On that date, we had $45.9 million in advances outstanding.

At December 31, 2007, we had $10.2 million in loan commitments outstanding.  In addition to commitments to originate loans, we had $24.1 million in unadvanced funds to borrowers and $1.9 million of commitments issued under standby letters of credit. Certificates of deposit due within one year of December 31, 2007 totaled $150.4 million, or 40.5% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2008. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

We have no material commitments or demands that are likely to affect our liquidity other than set forth below. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of New York.

Our primary investing activities are the origination of loans and the purchase of securities. In 2007, we originated $90.3 million of loans and purchased $68.2 million of securities. In 2006, we originated $87.6 million of loans and purchased $27.5 million of securities. We have not purchased any loans in recent periods.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances.  We experienced a net increase in total deposits of $34.1 million and $52.6 million for the years ended December 31, 2007 and 2006, respectively.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors.  We generally manage the pricing of our deposits so that we are competitive in our market area.

Federal Home Loan Bank advances increased by $37.6 million during the year ended December 31, 2007 and decreased by $7.1 million during the year ended December 31, 2006.  Federal Home Loan Bank advances have primarily been used to fund new loans and purchase securities.

We completed construction and opened our new administrative headquarters/full-service office in Vineland, New Jersey in May 2007.  Total construction costs including land was approximately $6.4 million.  We have spent $269 thousand for the acquisition of land in the Borough of Buena in Atlantic County, New Jersey as a possible branch location.  In January 2007, we purchased land in Harrison Township, New Jersey as a possible branch location.  We purchased the land for $984 thousand.

Colonial Bank, FSB is subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2007, Colonial Bank, FSB exceeded all Office of Thrift Supervision regulatory capital requirements. Colonial Bank, FSB is considered “well capitalized” under regulatory guidelines.

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

Market for Common Stock

Our shares of common stock are traded on the NASDAQ Global Market under the symbol “COBK”. Colonial Bankshares, MHC owns 2,441,716 shares, or 54.0% of our outstanding shares of common stock.  The approximate number of holders of record of Colonial Bankshares’ common stock as of March 15, 2008 was 380. Certain shares of Colonial Bankshares are held in “nominee” or “street” name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.  The following table presents quarterly market information for Colonial Bankshares’ common stock for the years ended December 31, 2007 and 2006.  Colonial Bankshares began trading on the NASDAQ National Market on June 30, 2005.  Accordingly, no information prior to this date is available. The following information was provided by the NASDAQ Global Market.

	High	Low	Dividends
Quarter ended March 31, 2006	12.86	10.25	-
Quarter ended June 30, 2006	12.99	11.14	-
Quarter ended September 30, 2006	13.14	12.15	-
Quarter ended December 31, 2006	14.77	12.41	-
Quarter ended March 31, 2007	14.90	13.28	-
Quarter ended June 30, 2007	16.05	13.40	-
Quarter ended September 30, 2007	14.75	10.05	-
Quarter ended December 31, 2007	12.00	9.75	-

Dividend payments by Colonial Bankshares are dependent primarily on dividends it receives from Colonial Bank, FSB, because Colonial Bankshares has no source of income other than dividends from Colonial Bank, FSB, earnings from the investment of proceeds from the sale of shares of common stock retained by Colonial Bankshares, and interest payments with respect to Colonial Bankshares’ loan to the Employee Stock Ownership Plan.

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

We have audited the accompanying consolidated statements of financial condition of Colonial Bankshares, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2007.  Colonial Bankshares, Inc.’s management is responsible for these consolidated financial statements.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, also assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Bankshares, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ Beard Miller Company LLP

Malvern, Pennsylvania
March 25, 2008

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2007	2006

	(Dollars In Thousands, Except Share Data)

Assets

Cash and amounts due from banks	$15,978	$13,257
Interest-bearing time deposits in banks	208	717
Investment securities available for sale	163,549	136,925
Investment securities held to maturity (fair value 2007 - $17,976; 2006 - $19,500)	17,213	18,722
Loans receivable (net of allowance for loan losses 2007 - $1,392; 2006 - $1,373)	241,040	198,519
Federal Home Loan Bank stock, at cost	2,545	775
Office properties and equipment, net	10,273	7,337
Bank-owned life insurance	2,578	2,485
Accrued interest receivable	2,185	1,781
Other assets	2,291	3,079
Total Assets	$457,860	$383,597

Liabilities and Stockholders’ Equity

Liabilities

Deposits:
Non-interest-bearing	$15,141	$18,055
Interest-bearing	356,241	319,199
Total deposits	371,382	337,254
Federal Home Loan Bank short-term borrowings	23,380	1,450
Federal Home Loan Bank long-term borrowings	22,559	6,874
Advances from borrowers for taxes and insurance	581	793
Other liabilities	930	563
Total Liabilities	418,832	346,934

Stockholders’ Equity

Preferred stock, 1,000,000 shares authorized and unissued	—	—
Common stock, par value $0.10 per share; authorized 10,000,000 shares; issued 4,521,696 shares; outstanding: 4,450,796 in 2007 and 4,433,071 in 2006	452	452
Additional paid-in capital	19,922	19,519
Unearned shares held by Employee Stock Ownership Plan (ESOP)	(1,316)	(1,432)
Treasury stock, at cost, 88,625 shares	(1,189)	(1,189)
Retained earnings	21,094	19,863
Accumulated other comprehensive income (loss)	65	(550)
Total Stockholders’ Equity	39,028	36,663
Total Liabilities and Stockholders’ Equity	$457,860	$383,597

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2007	2006
	(Dollars in Thousands, Except Per Share Data)
Interest Income
Loans, including fees	$14,034	$11,088
Mortgage-backed securities	3,320	2,528
Securities:
Taxable	4,369	3,518
Tax-exempt	1,322	1,375

Total Interest Income	23,045	18,509

Interest Expense
Deposits	13,632	9,457
Borrowings	800	751

Total Interest Expense	14,432	10,208

Net Interest Income	8,613	8,301

Provision for Loan Losses	84	179

Net Interest Income after Provision for Loan Losses	8,529	8,122

Non-Interest Income
Fees and service charges	990	873
Gain on sale of loans	56	45
Net gain on sales and calls of securities	229	5
Impairment charge on investment security	(284)	-
Earnings on bank-owned life insurance	93	88
Other	30	32

Total Non-Interest Income	1,114	1,043

Non-Interest Expenses
Compensation and benefits	5,063	4,309
Occupancy and equipment	1,240	927
Data processing	743	617
Office supplies	170	129
Professional fees	349	351
Other	1,301	1,097

Total Non-Interest Expenses	8,866	7,430

Income before Income Tax Expense (Benefit)	777	1,735

Income Tax expense (benefit)	(454)	124

Net Income	$1,231	$1,611

Per Share Data (Note 3):
Earnings per share - basic	$0.29	$0.37
Earnings per share - diluted	$0.29	$0.37

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Unearned Shares Held by ESOP	Retained Earnings	Treasury Stock	Accumu- lated Other Compre- hensive Income (Loss)	Total Stock- holders’ Equity

Balance, January 1, 2006	$452	$19,414	$(1,548)	$18,252	$-	$(709)	$35,861
Comprehensive income:
Net income	-	-	-	1,611	-	-	1,611
Net change in unrealized loss on securities available for sale, net of tax expense of $180	-	-	-	-	-	159	159
Total Comprehensive Income	-	-	-	-	-	-	1,770

ESOP shares committed to be released	-	27	116	-	-	-	143
Purchase of treasury stock – 88,625 shares	-	-	-	-	(1,189)	-	(1,189)
Stock-based compensation expense (restricted stock awards)	-	46	-	-	-	-	46
Stock-based compensation expense (stock options)	-	32	-	-	-	-	32
Balance, December 31, 2006	452	19,519	(1,432)	19,863	(1,189)	(550)	36,663

Comprehensive income:
Net income	-	-	-	1,231	-	-	1,231
Net change in unrealized loss on securities available for sale, net of tax expense of $354	-	-	-	-	-	615	615
Total Comprehensive Income	-	-	-	-	-	-	1,846

ESOP shares committed to be released	-	33	116	-	-	-	149
Stock-based compensation expense (restricted stock awards)	-	222	-	-	-	-	222
Stock-based compensation expense (stock options)	-	148	-	-	-	-	148
Balance, December 31, 2007	$452	$19,922	$(1,316)	$21,094	$(1,189)	$65	$39,028

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006
Cash Flows from Operating Activities:	(In Thousands)
Net income	$1,231	$1,611
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	84	179
Depreciation expense	536	390
ESOP expense	149	143
Stock-based compensation expense	370	78
Impairment charge on investment security	284	-
Deferred income taxes	(315)	(185)
Net earnings on bank-owned life insurance	(93)	(88)
Net gain on sales and calls of investment securities	(229)	(5)
Loans originated for sale	(2,802)	(2,746)
Proceeds from sale of loans	2,858	2,647
Gain on sale of loans	(56)	(45)
Net amortization of loan fees	(42)	(13)
Accretion of premium and discount on investment securities, net	(521)	(287)
Increase in accrued interest receivable	(404)	(227)
Decrease (increase) in other assets	748	(902)
Increase in other liabilities	367	217
Net cash provided by operating activities	2,165	767
Cash Flows from Investing Activities:
Proceeds from sales of:
Investment securities available for sale	19,174	-
Proceeds from calls and maturities of:
Investment securities available for sale	6,335	6,241
Investment securities held to maturity	3,162	4,971
Purchase of:
Investment securities available for sale	(27,858)	(6,228)
Investment securities held to maturity	(1,666)	(5,545)
Mortgage-backed securities available for sale	(37,955)	(13,849)
Mortgage-backed securities held to maturity	(719)	(1,860)
Office properties and equipment	(3,473)	(3,192)
Principal repayments from:
Investment securities	2,334	2,693
Mortgage-backed securities	13,515	15,291
Net (increase) decrease in Federal Home Loan Bank stock	(1,770)	246
Maturity (purchase) of interest-bearing time deposits	509	(717)
Net increase in loans receivable	(42,563)	(40,767)
Net cash used for investing activities	(70,975)	(42,716)
Cash Flows from Financing Activities:
Net increase in deposits	34,128	52,529
Increase (decrease) in Federal Home Loan Bank short-term borrowings	21,930	(13,965)
Proceeds from Federal Home Loan Bank long-term borrowings	16,000	7,000
Repayment of Federal Home Loan Bank long-term borrowings	(315)	(126)
(Decrease) increase in advances from borrowers for taxes and insurance	(212)	288
Acquisition of treasury stock	-	(1,189)
Net cash provided by financing activities	71,531	44,537
Increase in cash and cash equivalents	2,721	2,588
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,257	10,669
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$15,978	$13,257

Supplemental Cash Flow Disclosures:
Cash paid:
Interest	$14,243	$9,834
Income taxes	$5	$463

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

In May 2007, the Bank opened its new administrative headquarters/full-service office in Vineland, New Jersey.  The Bank also   maintains branch offices in Bridgeton, Mantua, Millville, Upper Deerfield, Vineland and Sewell, New Jersey.  The Bank’s principal business consists of attracting customer deposits and investing these deposits primarily in single-family residential, commercial, and consumer loans and investments.

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Significant Group Concentrations of Credit Risk

Most of the Bank’s activities are with customers located within Southern New Jersey.  Note 4 discusses the types of investment securities that the Bank invests in.  Note 5 discusses the types of lending that the Bank engages in.  The Bank does not have any significant concentrations to any one industry or customer.  Although the Bank has a diversified portfolio, its debtors’ ability to honor their contracts is influenced by the region’s economy.

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

The Bank is required to maintain average reserve balances in vault cash, with the Federal Reserve Bank or with the Federal Home Loan Bank based upon outstanding balances of deposit transaction accounts.  Based upon the Bank’s outstanding transaction deposit balances, the Bank maintained a deposit account at the Federal Home Loan Bank of New York in the amount of $2.4 million and $1.2 million at December 31, 2007 and 2006, respectively.

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

Securities that will be held for indefinite periods of time, including securities that may be sold in response to changes in market interest or prepayment rates, needs for liquidity and changes in the availability of and the yield of alternative investments are classified as available for sale.  These securities are carried at estimated fair value, which is determined using published quotes where available. If published quotes are not available, fair values are based on quoted market prices of comparable instruments.  Unrealized gains and losses are excluded from earnings and are reported net of tax in other comprehensive income.  Realized gains and losses are included in the statements of income and are determined based on the adjusted cost of the specific security sold.

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans Held for Sale

At December 31, 2007, the Bank had no loans held for sale.  At December 31, 2006, the Bank had $144 thousand in loans held for sale which is included in total loans receivable on the balance sheet.  These loans are carried at the lower of cost or estimated fair value.  Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

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

The allowance for loan losses is maintained at a level considered necessary to provide for estimated probable loan losses.  Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors.  This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant revision as more information becomes available.

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

Advertising Costs

The Bank follows the policy of charging the costs of advertising to expense as incurred.  Advertising expense was $141 thousand and $82 thousand for the years ended December 31, 2007 and 2006, respectively.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Stock Compensation Plans

In 2006, Board of Directors of the Company approved the Colonial Bankshares, Inc. 2006 Stock-based Incentive Plan (the “Stock Plan”).  Prior to 2006, the Company had no stock option plans or stock-based compensation other than the ESOP.  The Company accounts for stock-based compensation under the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment.”  Statement No. 123(R) replaces Statement No. 123, and requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.  For the years ended December 31, 2007 and 2006, there were stock options outstanding and the related compensation expense of approximately $148 thousand and $32 thousand, respectively is included in the accompanying statement of income.  For the years ended December 31, 2007 and 2006, there was a tax benefit recognized related to this stock-based compensation of approximately $51 thousand and $11 thousand, respectively.

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

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,
	2007	2006
	(In Thousands)
Unrealized holding gains (losses) on available for sale securities	$914	$344
Reclassification adjustment for net (gains) on sales and calls of securities	(229)	(5)
Impairment charge on investment security	284	-
Net unrealized gains (losses)	969	339

Income tax effect	354	180
Net of tax amount	$615	$159

Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Statement No. 141(R), “Business Combinations.”  This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. This new pronouncement will impact the Company’s accounting for business combinations completed beginning January 1, 2009.

FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin (“ARB”) No. 51”, was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact the new pronouncement will have on its consolidated financial statements.

Staff Accounting Bulletin No. 110 (SAB 110) amends and replaces Question 6 of Section D.2 of Topic 14, “Share-Based Payment,” of the Staff Accounting Bulletin series. Question 6 of Section D.2 of Topic 14 expresses the views of the staff regarding the use of the “simplified” method in developing an estimate of expected term of “plain vanilla” share options and allows usage of the “simplified” method for share option grants prior to December 31, 2007. SAB 110 allows public companies which do not have historically sufficient experience to provide a reasonable estimate to continue use of the “simplified” method for estimating the expected term of “plain vanilla” share option grants after December 31, 2007.  SAB 110 is effective January 1, 2008.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments."  Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48), which clarifies the accounting for uncertainty in tax positions.  This interpretation requires that companies recognize in their financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings.  The implementation of this standard did not have a material impact on our consolidated financial statements.

In May 2007, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48” (FSP FIN 48-1).  FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits.  FSP FIN 48-1 is effective retroactively to January 1, 2007.  The implementation of this standard did not have a material impact on our consolidated financial statements.

In March 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital.  EITF 06-11 is effective for fiscal years beginning after September 15, 2007.   The Company does not expect EITF 06-11 will have a material impact on its consolidated financial statements.

In March 2007, the FASB ratified EITF Issue No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements” (EITF 06-10).  EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement.  EITF 06-10 is effective for fiscal years beginning after December 15, 2007.  The Company is currently assessing the impact of EITF 06-10 on its consolidated financial statements.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In February 2007, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.   SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS No. 159 is effective for the Company on January 1, 2008.  The Company does not expect the implementation of SFAS No. 159 will have an impact on our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, “Fair Value Measurements”, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements.  The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years.  We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial statements.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, “Effective Date of FASB Statement No. 157, “that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually).  Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSB 157-b is finalized.  The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on its consolidated financial statements.

On September 7, 2006, the EITF reached a conclusion on EITF Issue No. 06-5, “Accounting for Purchases of Life Insurance – Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life Insurance” (“EITF 06-5”).  The scope of EITF 06-5 consists of six separate issues relating to accounting for life insurance policies purchased by entities protecting against the loss of “key persons.”  The six issues are clarifications of previously issued guidance on FASB Technical Bulletin No. 85-4.  EITF 06-5 is effective for fiscal years beginning after December 15, 2006.  The adoption of EITF 06-5 had no effect on the Company’s consolidated financial statements.

In September 2006, FASB ratified the consensus reached by the EITF in Issue 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements.”  EITF 06-4 applies to life insurance arrangements that provide an employee with a specified benefit that is not limited to the employee’s active service period, including certain bank-owned life insurance (“BOLI”) policies.  EITF 06-4 requires an employer to recognize a liability and related compensation costs for future benefits that extend to postretirement periods.   EITF 06-4 is effective for fiscal years beginning after December 31, 2007, with earlier application permitted.  The Company is continuing to evaluate the impact of this consensus, which may require it to recognize an additional liability and compensation expense related to its BOLI policies.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EARNINGS PER SHARE

There are no convertible securities which would affect the net income (numerator) in calculating basic and diluted earnings per share; therefore the net income for each calculation in 2007 is $1.2 million and the net income for 2006 is $1.6 million.  Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period.  Diluted earnings per share are further adjusted for potential common shares that were dilutive and outstanding during the period.  Potential common shares consist of stock options outstanding and non-vested stock grants under the stock-based incentive plans.  The dilutive effect of potential common shares is computed using the treasury stock method.  The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and diluted earnings per share computation.

	For the year ended December 31, 2007	For the year ended December 31, 2006
Net Income	$1,231,000	$1,611,000

Weighted average common shares outstanding	4,521,696	4,521,696
Average unearned ESOP shares	(143,160)	(154,763)
Average treasury stock shares	(88,625)	(11,718)
Weighted average common shares outstanding - basic	4,289,911	4,355,215
Effect of dilutive non-vested shares and stock options outstanding	22,564	33,561
Weighted average common shares outstanding - diluted	4,312,475	4,388,776
Earnings per share-basic	$0.29	$0.37
Earnings per share-diluted	$0.29	$0.37

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In Thousands)
AVAILABLE FOR SALE:
DECEMBER 31, 2007
U. S. Government agency	$44,052	$350	$(127)	$44,275
Corporate	12,880	56	(669)	12,267
Mutual funds	14,385	-	-	14,385
Municipal securities	5,402	113	(11)	5,504
SBA pools	7,614	119	(69)	7,664
Mortgage-backed securities	79,085	669	(300)	79,454
	$163,418	$1,307	$(1,176)	$163,549

DECEMBER 31, 2006
U. S. Government agency	$29,534	$43	$(449)	$29,128
Corporate	8,956	37	(333)	8,660
Mutual funds	13,942	-	(226)	13,716
Municipal securities	23,927	403	(71)	24,259
SBA pools	7,759	220	(46)	7,933
Mortgage-backed securities	53,646	168	(585)	53,229
	$137,764	$871	$(1,710)	$136,925

HELD TO MATURITY:
DECEMBER 31, 2007
U. S. Government agency	$1,420	$22	$-	$1,442
Corporate	2,173	145	(1)	2,317
Municipal securities	9,854	500	-	10,354
Mortgage-backed securities	3,766	97	-	3,863
	$17,213	$764	$(1)	$17,976

DECEMBER 31, 2006
U. S. Government agency	$1,412	$-	$(43)	$1,369
Corporate	1,698	131	(1)	1,828
Municipal securities	11,640	599	-	12,239
Mortgage-backed securities	3,972	92	-	4,064
	$18,722	$822	$(44)	$19,500

All of the Company’s mortgage-backed securities at December 31, 2007 and 2006 have been issued by government agencies.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

The amortized cost and estimated fair value of investment securities at December 31, 2007, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In Thousands)
Due in one year or less	$2,184	$2,183	$19,751	$19,766
Due after one year through five years	2,458	2,503	24,824	24,877
Due after five year through ten years	3,848	4,065	28,553	28,499
Due thereafter	8,723	9,225	90,290	90,407
	$17,213	$17,976	$163,418	$163,549

At December 31, 2007 and 2006, $64.9 million and $35.7 million, respectively, of securities were pledged as collateral to secure certain deposits and FHLB advances.

Gross gains and losses of $312 thousand and $83, respectively, for the year ended December 31, 2007, and $5 thousand and $0 thousand, respectively, for the year ended December 31, 2006, were realized on sales and calls of investment securities.

The following table shows the Company’s available for sale investments’ gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position:

At December 31, 2007	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U. S. Government agency	$4,091	$48	$10,414	$79	$14,505	$127
Corporate	5,295	137	2,945	532	8,240	669
Municipal securities	-	-	303	11	303	11
SBA pools	2,888	16	1,613	53	4,501	69
Mortgage-backed securities	10,144	14	13,864	286	24,008	300
Total	$22,418	$215	$29,139	$961	$51,557	$1,176

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

At December 31, 2006	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U. S. Government agency	$1,983	$1	$23,708	$448	$25,691	$449
Corporate	-	-	4,809	333	4,809	333
Mutual funds	444	1	12,960	225	13,404	226
Municipal securities	769	3	6,591	68	7,360	71
SBA pools	544	1	1,789	45	2,333	46
Mortgage-backed securities	14,280	154	19,998	431	34,278	585
Total	$18,020	$160	$69,855	$1,550	$87,875	$1,710

The following table shows the Company’s held to maturity investments’ gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position:

At December 31, 2007	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
Corporate	$986	$1	$-	$-	$986	$1
Total	$986	$1	$-	$-	$986	$1

At December 31, 2006	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In Thousands)
U. S. Government agency	$875	$43	$-	$-	$875	$43
Corporate	429	1	-	-	429	1
Total	$1,304	$44	$-	$-	$1,304	$44

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  In management’s opinion, the unrealized losses reflect changes in interest rates subsequent to the acquisition of specific securities.

For the quarter and year ended December 31, 2007, the Company made a determination to write down a mutual fund held in its available for sale investment portfolio for “other than temporary impairment.”  The Company took an investment write down of $284 thousand (pre-tax), or an after-tax charge of $196 thousand.  The Company’s decision was based on the length of time the mutual fund was in a loss position and based on the fact that the mutual fund had not made any recovery during the recent reduction in interest rates.  The Company does not believe this impairment is related to credit quality but rather to the widening of spreads in the bond market for mortgage related securities.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

At December 31, 2007, there were 32 securities in the less-than-twelve-months category and 51 securities in the twelve-months-or-more category for the available for sale portfolio.  At December 31, 2007, there was one security in the less-than-twelve-months category and no securities in the twelve-months-or-more category for the held to maturity portfolio.

The Company believes the unrealized losses on the investment in U. S. Government agency securities are caused by interest rate increases.  The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment.  Because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2007.

The Company believes the unrealized losses on the investment in corporate securities are caused by interest rate increases.  The contractual terms of those investments do not permit the individual corporations to settle the security at a price less than par at maturity.  Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2007.

The Company believes the unrealized losses on the investment in municipal securities are caused by interest rate increases.  The contractual terms of those investments do not permit the municipality to settle the security at a price less than par.  Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2007.

The Company believes the unrealized losses on the investment in SBA loan pools and the U. S. Government agency mortgage-backed securities are caused by interest rate fluctuations.  The contractual cash flows of those investments are guaranteed by an agency of the United States government.  Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the Company does not consider the investments to be other-than temporarily impaired at December 31, 2007.

NOTE 5 - LOANS RECEIVABLE

Loans receivable at December 31, 2007 and 2006 consist of the following:

	2007	2006
	(In Thousands)
Mortgage loans:
One-to-four family	$114,745	$102,328
Multi-family	5,609	2,492
Commercial	55,606	39,186
Construction	10,137	8,371
Home equity loans and credit lines	40,264	38,074
Commercial loans	12,600	7,337
Consumer and other loans	3,752	2,427
	242,713	200,215
Deferred loan fees	(281)	(323)
Allowance for loan losses	(1,392)	(1,373)
	$241,040	$198,519

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

	Balance January 1,	Additions	Amounts Collected	Balance December 31,
2007	$2,601	$5,478	$1,502	$6,577

At December 31, 2007, the Bank had $345 thousand of impaired loans and at December 31, 2006, the Bank had no impaired loans.  The total amount of interest not recognized into income on the impaired loans totaled approximately $17 thousand and $0 in 2007 and 2006, respectively. Loans on which the accrual of interest has been discontinued amounted to $1.2 million and $233 thousand at December 31, 2007 and 2006, respectively.  The Bank had no loan balances past due 90 days or more and still accruing interest at December 31, 2007 and 2006, respectively.

The following is a summary of changes in the allowance for loan losses:

	2007	2006
	(In Thousands)
Balance, beginning of year	$1,373	$1,168
Provision charged to operations	84	179
Charge-offs	(68)	(10)
Recoveries	3	36
Balance, end of year	$1,392	$1,373

NOTE 6 – OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 2007 and 2006 are summarized by major classification as follows:

	Estimated Useful Life in Years	2007	2006
	(In Thousands)

Land	Indefinite	$2,929	$1,804
Buildings	25	7,596	2,987
Furniture, Fixtures and equipment	3 – 7	2,843	1,946
Construction in progress		91	3,253
		13,459	9,990
Accumulated depreciation		(3,186)	(2,653)
		$10,273	$7,337

The Company completed construction and opened our new administrative headquarters/full-service office in Vineland, New Jersey in May 2007.  Total construction costs including land was $6.4 million.

We have spent $269 thousand for the acquisition of land in the Borough of Buena in Atlantic County, New Jersey, we have spent $141 thousand for the acquisition of land in Millville, Cumberland County, New Jersey and we have spent $984 thousand for the acquisition of land in Harrison Township, Gloucester County, New Jersey as possible branch locations.  The cost of the land for all of the above properties is included in the Land total.  As we are in the early stages of planning, we cannot determine completion dates or estimated costs to complete.

In February 2008, the Company signed an agreement to purchase property in Vineland, New Jersey.  The settlement is expected to occur in the second quarter of 2008 and the purchase price is $325 thousand.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - DEPOSITS

Deposits at December 31, 2007 and 2006 consist of the following major classifications (dollars in thousands):

	2007		2006
	Amount	Average Rate	Amount	Average Rate

Certificates of deposit:
2.01% - 4.00%	$13,155	3.80%	$27,034	3.62%
4.01% - 6.00%	204,761	4.92	163,412	4.93
6.01% - 8.00%	141	7.77	-	-
More than 8.00%	23	9.65	-	-
Total certificates of deposit	218,080	4.86	190,446	4.74

Non-interest bearing demand	15,141	-	18,055	-
NOW	45,255	2.12	36,740	1.89
Super NOW	16,520	1.77	14,200	1.71
Savings	55,716	2.18	57,260	1.72
Money market demand	20,670	3.72	20,553	3.54
	$371,382	3.72%	$337,254	3.46%

A summary of certificates of deposit by maturity at December 31, 2007 is as follows (in thousands):

2008	$150,446
2009	28,275
2010	23,086
2011	8,863
2012	5,058
Thereafter	2,352
$218,080

The aggregate amount of certificates of deposit with a minimum denomination of $100 thousand was $119.7 million and $94.4 million at December 31, 2007 and 2006, respectively.  Amounts above $100 thousand are not insured by the Federal Deposit Insurance Corporation (“FDIC”).  Included in the certificate of deposit balances at December 31, 2007 are brokered certificates of deposit in the amount of $28.0 million at a weighted average rate of 5.30% with maturities as follows, $5.0 million in October 2008, $5.0 million in November 2008, $3.9 million in July 2009, $1.5 million in December 2009, $2.5 million in February 2010, $4.2 million in August 2010, $2.0 million in February 2011, and $3.9 million in August 2011.  The Bank had $11.5 million at a weighted average rate of 5.24% in brokered deposits at December 31, 2006.

A summary of interest expense on deposits for the years ended December 31, 2007 and 2006 are as follows:

	2007	2006
	(In Thousands)
NOW and Super NOW	$1,299	$805
Savings	1,188	992
Money market demand	678	587
Certificates of deposit	10,467	7,073
	$13,632	$9,457

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – FEDERAL HOME LOAN BANK BORROWINGS

Federal Home Loan Bank (FHLB) borrowings at December 31 are as follows:

Maturity	Interest Rate	2007	2006
		(In Thousands)
January 2, 2007	5.39%	$-	$1,450
January 2, 2008	3.61%	15,000	-
January 2, 2008	4.11%	380
March 24, 2008	4.79%	4,000	-
November 20, 2008	4.42%	4,000
October 19, 2009	4.65%	4,000	-
November 20, 2009	4.23%	4,000	-
December 03, 2009	3.89%	4,000	-
October 18, 2010	4.70%	4,000	-
June 30, 2021	5.57%	6,559	6,874
		$45,939	$8,324

At December 31, 2007, the Bank had a borrowing capacity of $112.9 million available from the FHLB of New York, of which $45.9 million was outstanding, which is based on the amount of FHLB stock held or levels of other assets, including United States Government agency securities, which are available for collateral.

NOTE 9 – INCOME TAXES

Retained earnings include $1.5 million at December 31, 2007 and 2006, for which no provision for federal income tax has been made.  These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended.  The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts.  Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves.  However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates.  The Act also provides for the recapture of deductions arising from “applicable excess reserve” defined as the total amount of reserve over the base year reserve.  The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

The income tax provision consists of the following for the years ended December 31:

	2007	2006
	(In Thousands)
Current:
Federal	$(139)	$351
State	–	(42)
Total current	(139)	309

Deferred	(315)	(185)
Total	$(454)	$124

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES (CONTINUED)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the statements of income for the years ended December 31 is as follows (dollars in thousands):

	2007			2006
	Amount	% of Pretax Income		Amount	% of Pretax Income
Federal income tax at statutory rate	$264	34.0%		$590	34.0%
State tax, net of federal benefit	(243)	(31.3	) %	(53)	(2.9	) %
Tax exempt income	(392)	(50.5	) %	(402)	(23.2	) %
Life insurance income	(32)	(4.1	) %	(30)	(1.7	) %
Other	(51)	(6.6	) %	19	1.0%

Total	$(454)	(58.4	) %	$124	7.2%

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31,
	2007	2006
	(In Thousands)
Deferred tax assets:
Deferred loan fees	$112	$129
Allowance for loan losses	556	548
Securities impairment	113	-
Net operating loss carryforwards	243	-
Stock-based compensation	112	27
AMT credit carryforward	88	88
Prepaid expenses	29	28
Net unrealized loss on securities available for sale	-	289
Other	-	12
Total deferred tax assets	1,253	1,121

Valuation allowance	(103)	-

Deferred tax liabilities:
Depreciation	(23)	(23)
Net unrealized loss on securities available for sale	(66)	-
Other	(3)	-
Total deferred tax liabilities	(92)	(23)
Net Deferred Tax Asset	$1,058	$1,098

The Company has state net operating loss carry forwards of approximately $4.1 million expiring in 2027.

NOTE 10 – BENEFIT PLANS

The Bank has a 401(k) Savings Plan (the “Plan”).  All employees are eligible to participate after completing one year of eligible service.  The employees may contribute up to fifteen percent of their compensation to the Plan with the Bank matching fifty percent of the first six percent or a maximum of three percent of total salary.  Full vesting in the Plan is prorated equally over a five-year period.  The Bank’s contributions to the Plan for the years ended December 31, 2007 and 2006 were $64 thousand and $55 thousand, respectively.

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – BENEFIT PLANS (CONTINUED)

As the debt is repaid, shares are released from the collateral and allocated to qualified employees.  Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Statements of Financial Condition.  As the shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares, and the shares become outstanding for earnings per share computations.  The Company’s compensation expense for the ESOP was $149 thousand and $143 thousand for the years ended December 31, 2007 and 2006, respectively.  The following table presents the components of the ESOP shares:

	December 31,
	2007	2006
Shares released for allocation	34,809	23,206
Unreleased shares	131,589	143,192
Total ESOP shares	166,398	166,398
Fair value of unreleased shares	$1,335,628	$2,013,280

NOTE 11 – STOCK-BASED COMPENSATION

At the Company’s annual stockholders’ meeting held on July 20, 2006, stockholders of the Company approved the Colonial Bankshares, Inc. 2006 Stock-Based Incentive Plan (the “2006 Plan”).  Under this plan, the Company may grant options to purchase up to 221,563 shares of Company stock and may grant up to 88,625 shares of common stock as restricted stock awards.

The 2006 Plan enables the Board of Directors to grant stock options to executives, other key employees and nonemployee directors.  The options granted under the Plan may be either non-qualified stock options (NQOs) or incentive stock options (ISOs).  Only NQOs may be granted to nonemployee directors under this plan and ISOs may be granted to employees.  The Company has reserved 221,563 shares of common stock for issuance upon the exercise of options granted under the 2006 Plan.  The 2006 Plan will terminate ten years from the grant date.  Options may not be granted with an exercise price that is less than 100% of the fair market value of the Company’s common stock on the date of grant.  Options may not be granted with a term longer than 10 years.  Stock options granted under the Incentive Plan are subject to limitations under Section 422 of the Internal Revenue Code.  The number of shares available under the 2006 Plans, the number of shares subject to outstanding options and the exercise price of outstanding options will be adjusted to reflect any stock dividend, stock split, merger, reorganization or other event generally affecting the number of the Company’s outstanding shares.  At December 31, 2007, there are 25,095 shares available for option grants under the 2006 Plan.

On October 19, 2006, 88,625 shares of restricted stock were awarded.  The restricted shares awarded had a grant date fair value of $12.47 per share.  The restricted stock awarded will vest 20% annually beginning October 19, 2007.  During the years ended December 31, 2007 and 2006, $222 thousand and $46 thousand in compensation expense was recognized in regard to these restricted stock awards, respectively.  The tax benefits recognized related to such stock-based compensation was $75 thousand and $16 thousand for the years ended December 31, 2007 and 2006.  At December 31, 2007, there was $838 thousand of unrecognized compensation expense related to the restricted stock awards which is expected to be recognized over a period of 3.75 years.

	Number of shares	Weighted Average Grant Date Fair Value
Restricted stock, beginning of year	88,625	$12.47
Granted	-	-
Forfeited	-	-
Vested	17,725	12.47
Restricted stock, end of year	70,900	$12.47

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – STOCK-BASED COMPENSATION (CONTINUED)

On October 19, 2006, options to purchase 196,468 shares of common stock at $12.47 per share were awarded.  The options awarded will vest 20% annually beginning October 19, 2007.  The following is a summary of the Company’s stock option activity for the years ended December 31, 2007 and 2006:

	Options	Weighted Average Exercise Price
Outstanding at January 1, 2006	-	-
Granted during 2006	196,468	$12.47
Exercised	-	-
Forfeitures	-	-
Outstanding at December 31, 2007 and 2006	196,468	$12.47
Exercisable at December 31, 2007	39,294	$12.47

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2006:  dividend yield of 0%, risk-free interest rate of 4.79%, expected life of 6.5 years, and expected volatility of 15.00%.  The weighted average fair value of options granted in 2006 was $3.79 per share. Weighted average contractual term of options outstanding and exercisable were 8.75 years at December 31, 2007, and 9.75 years at December 31, 2006. Aggregate intrinsic value of options outstanding was $0 and $312 thousand at December 31, 2007 and 2006, respectively.

Stock-based compensation expense related to stock options for the years ended December 31, 2007 and 2006 was $148 thousand and $32 thousand, respectively, with a related tax benefit of $51 thousand and $11 thousand, respectively.  No options were granted in 2007.  As of December 31, 2007, there was approximately $565 thousand of unrecognized compensation cost.    The cost will be recognized on a graded vesting method over a period of 3.75 years.

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

At December 31, 2007 and 2006, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2007	2006
	(In Thousands)
Commitments to grant loans	$10,210	$9,962
Unfunded commitments under lines of credit	24,080	20,046
Standby letters of credit	1,863	2,441
	$36,153	$32,449

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (CONTINUED)

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

Unfunded commitments under lines of credit are collateralized except for the overdraft protection lines of credit and commercial unsecured lines of credit.  The amount of collateral obtained is based on management’s credit evaluation, and generally includes personal or commercial real estate.  The overdraft protection lines and the commercial unsecured lines of credit total approximately $3.7 million and usually do not contain specified maturity dates and may not be drawn upon to the extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Bank requires collateral supporting these letters of credit when deemed necessary.  Management believes that the proceeds obtained through liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.  The amount of the liability as of December 31, 2007 and 2006 for guarantees under standby letters of credit issued is not material.

NOTE 13 – REGULATORY CAPITAL REQUIREMENTS

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of risk-based capital (as defined) to risk-weighted assets (as defined).  Management believes, as of December 31, 2007, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2007, the most recent notification from the regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action.  To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The Bank’s actual capital amounts and ratios are presented in the table.

	Actual		For Capital Adequacy Purposes		To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In Thousands)
As of December 31, 2007:
Tangible Capital (to Adjusted Total Assets)	$36,725	8.03%	$ >6,859	>1.50%	N/A	N/A
Core Capital (to Adjusted Total Assets)	36,725	8.03%	>18,291	>4.00%	$ $>22,863	>5.00%
Tier 1 Capital (to Risk-Weighted Assets)	36,262	14.42%	N/A	N/A	>15,088	>6.00%
Total Capital (to Risk-Weighted Assets)	37,617	14.96%	>20,118	>8.00%	>25,147	>10.00%

As of December 31, 2006:
Tangible Capital (to Adjusted Total Assets)	$34,885	9.09%	$ >5,757	>1.50%	N/A	N/A
Core Capital (to Adjusted Total Assets)	34,885	9.09%	>15,352	>4.00%	$ $>19,190	>5.00%
Tier 1 Capital (to Risk-Weighted Assets)	34,885	17.57%	N/A	N/A	>11,913	>6.00%
Total Capital (to Risk-Weighted Assets)	36,244	18.26%	>15,883	>8.00%	>19,854	>10.00%

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

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2007 and 2006.  Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since December 31, 2007 and 2006 and, therefore, current estimates of fair value may differ significantly from the amounts prescribed herein.

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The estimated fair value of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In Thousands)

Assets:
Cash and amounts due from banks	$15,978	$15,978	$13,257	$13,257
Interest-bearing time deposits	208	208	717	717
Investment securities	180,762	181,525	155,647	156,425
Federal Home Loan Bank stock	2,545	2,545	775	775
Loans receivable, net	241,040	242,052	198,519	195,917
Accrued interest receivable	2,185	2,185	1,781	1,781

Liabilities:
Deposits	371,382	374,990	337,254	336,919
Federal Home Loan Bank borrowings	45,939	46,367	8,324	8,539
Accrued interest payable	646	646	457	457

Off-balance sheet financial instruments:
Commitments to extend credit and letters of credit	-	-	-	-

NOTE 15 – PARENT COMPANY ONLY FINANCIAL INFORMATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2007	2006
ASSETS	(In Thousands)

Cash and cash equivalents	$843	$717
Equity investment in Colonial Bank, FSB	36,796	34,476
Loan receivable – ESOP	1,380	1,464
Other assets	9	6

Total Assets	$39,028	$36,663

LIABILITIES AND STOCKHOLDERS’ EQUITY

STOCKHOLDERS’ EQUITY

Total Stockholders’ Equity	$39,028	$36,663

Total Liabilities and Stockholders’ Equity	$39,028	$36,663

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PARENT COMPANY ONLY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2007	2006
	(In Thousands)

Interest income	$107	$160
Equity in earnings of Colonial Bank, FSB	1,556	1,630
Total income	1,663	1,790

General, administrative and other expenses	432	179

Net income	$1,231	$1,611

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2007	2006
	(In Thousands)

Cash flows from operating activities:
Net income	$1,231	$1,611
Share-based compensation expense	370	78
Equity in undistributed earnings Colonial Bank, FSB	(1,556)	(1,630)
Increase in cash from ESOP loan repayment	84	78
Increase in other assets	(3)	(6)

Net cash from operating activities	126	131

Cash flows from financing activities:
Acquisition of treasury stock	-	(1,189)

Net cash (used in) provided by financing activities	-	(1,189)

Net (decrease) increase in cash and cash equivalents	126	(1,058)

Cash and cash equivalents at beginning of period	717	1,775

Cash and cash equivalents at end of period	$843	$717

STOCKHOLDER INFORMATION

Annual Meeting	Transfer Agent

The Annual Meeting of Stockholders will be held at 3:00 p.m.	Registrar and Transfer Company
on May 15, 2008 at the main office,	10 Commerce Drive
2745 S. Delsea Drive, Vineland, New Jersey 08360.	Cranford, New Jersey 07016

Stock Listing
If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 368-5948.  This is the number to call if you require a change of address, records or information about lost certificates.

The Company’s Common Stock trades on the Nasdaq
Global Market System under the symbol “COBK”

Special Counsel	Annual Report on Form 10-KSB

Luse Gorman Pomerenk & Schick, P.C.
A copy of the Company’s Form 10-KSB for the fiscal year ended December 31, 2007, will be furnished without charge to stockholders upon written request to the Secretary, Colonial Bankshares, Inc., 2745 S. Delsea Drive, Vineland, New Jersey 08360.

5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C. 20015

Independent Registered Public Accounting Firm

Beard Miller Company LLP
1200 Atwater Drive
Suite 225
Malvern, Pennsylvania 19355

DIRECTORS AND OFFICERS

Directors		Officers

Frank M. Hankins, Jr. Chairman of the Board Retired Chairman, H. H. Hankins & Brothers Lumber	John Fitzpatrick, CPA President, Premier Accounting Services, PC	Edward J. Geletka President and Chief Executive Officer

Albert A. Fralinger, Jr. Vice Chairman of the Board Chairman and Chief Financial Officer, Fralinger Engineering	Edward J. Geletka President and Chief Executive Officer, Colonial Bank, FSB	L. Joseph Stella, III, CPA Executive Vice President and Chief Financial Officer

Richard S. Allen President, Allen Associates, Insurance Services	James Quinn Owner, Quinn Broadcasting, Inc. Mayor, Millville, NJ	William F. Whelan Executive Vice President and Operations Officer

Gregory J. Facemyer, CPA Self-Employed Certified Public Accountant		Richard W. Dapp Senior Vice President and Chief Credit Officer