Form 10-K, Exhibit 13
period 2008-12-31
Colonial Bankshares Inc
filed 2009-03-31
CIK 1317019

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

	At December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Selected Financial Condition Data:

Total assets	$530,576	$457,860	$383,597	$336,852	$291,050
Cash and amounts due from banks	23,407	15,978	13,257	10,669	5,282
Investment securities held to maturity	16,897	17,213	18,722	17,474	18,584
Investment securities available for sale	165,462	163,549	136,925	139,256	131,159
Loans receivable, net	303,151	241,040	198,519	157,774	125,800
Deposits	457,231	371,382	337,254	284,725	259,407
Borrowings	31,227	45,939	8,324	15,415	13,890
Stockholders’ equity	40,630	39,028	36,663	35,861	16,848

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
	(In thousands)
Selected Operating Data:

Interest income	$27,151	$23,045	$18,509	$14,706	$12,351
Interest expense	15,696	14,432	10,208	6,623	4,662
Net interest income	11,455	8,613	8,301	8,083	7,689
Provision for loan losses	756	84	179	204	354
Net interest income after provision for loan losses	10,699	8,529	8,122	7,879	7,335
Non-interest income	628	1,114	1,043	956	902
Non-interest expense	9,629	8,866	7,430	6,567	5,824
Income before income taxes	1,698	777	1,735	2,268	2,413
Income tax expense (benefit)	353	(454)	124	499	566
Net income	$1,345	$1,231	$1,611	$1,769	$1,847

	At or For the Years Ended December 31,
	2008	2007	2006	2005	2004

Selected Financial Ratios and Other Data:

Performance Ratios:
Return on average assets	0.27%	0.29%	0.45%	0.57%		0.67%
Return on average equity	3.44%	3.33%	4.49%	6.69%		11.96%
Interest rate spread (1)	2.27%	1.95%	2.17%	2.65%		2.84%
Net interest margin (2)	2.50%	2.20%	2.47%	2.80%		2.95%
Efficiency ratio (3)	79.69%	91.15%	79.52%	72.65%		67.79%
Noninterest expense to average total assets	1.92%	2.09%	2.07%	2.10%		2.12%
Average interest-earning assets to average interest-bearing liabilities	106.49%	106.73%	109.99%	106.70%		106.15%

Asset Quality Ratios:
Non-performing assets as a percent of total assets	0.38%	0.25%	0.06%	0.02%		0.03%
Non-performing loans as a percent of total loans	0.62%	0.48%	0.12%	0.05%		0.08%
Allowance for loan losses as a percent of non-performing loans	110.67%	119.38%	589.27%	1460.00%		925.23%
Allowance for loan losses as a percent of total loans	0.69%	0.57%	0.69%	0.73%		0.77%

Capital Ratios:
Total risk-based capital (to risk weighted assets)	13.06%	14.96%	18.26%	20.20%		12.22%
Tier 1 risk-based capital (to risk weighted assets)	12.42%	14.42%	17.57%	19.53%		11.53%
Tangible capital (to tangible assets)	7.27%	8.03%	9.09%	9.85%		5.67%
Tier 1 leverage (core) capital (to adjusted tangible assets)	7.27%	8.03%	9.09%	9.85%		5.67%
Equity to total assets	7.66%	8.52%	9.56%	10.65%		5.79%

Other Data:
Number of full service offices	8	7	6	6		6

Dividends declared per share	$—	$—	$—	$—		$—

Earnings per share (4):
Basic and diluted	$0.31	$0.29	$0.37	$0.20	$	NA

___________________________
(1)	Represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2)	The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3)	The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.
(4)	For 2005, represents earnings per share for the six-month period from June 30, 2005 (date of public offering) to December 31, 2005.

To our Stockholders and Customers:

On behalf of our Board of Directors, Management and Employees of Colonial Bankshares, Inc. we are pleased to present our 2008 Annual Report to Stockholders.

Colonial Bankshares, Inc. experienced another year of superior growth in 2008 with total assets increasing $72.7 million, or 15.9%, to $530.6 million.  During 2008, loan production totaled over $132 million, bringing our total loans to $303.2 million, an increase of $62.2 million, or 25.8%.  Though focused on growth, we are committed to maintaining credit quality in our loan portfolio.  We did not originate any sub-prime loans.

Deposits increased by $85.8 million, or 23.1%, to $457.2 million.  This deposit growth included core deposit growth of $62.3 million.

Net income increased $114 thousand, to $1.3 million for the year ended December 31, 2008 from $1.2 million for the year ended December 31, 2007.  For 2008, our net interest income increased to $11.5 million.  Due to the uncertainty in the economy, we increased our allocation to the provision for loan losses and continued the other-than-temporary impairment charge on a mutual fund in our investment portfolio.  Our operating expenses increased by $763 thousand in 2008 with a substantial increase coming in our federal deposit insurance premiums.  Looking to 2009 with the continuing economic and market uncertainty, we anticipate increasing the allocation to our provision for loan losses.  Also, based on information reported from the FDIC, we may see substantial increases in our federal deposit insurance premiums through a special assessment on all banks.

At December 31, 2008, our equity to assets ratio was 7.66% and our risk-based capital ratio was 13.06%.  With both ratios we are considered “Well Capitalized” as defined by the Office of Thrift Supervision.  We believe our capital level, current liquidity position and strong asset quality provide us with the flexibility to continue to grow, and our Board of Directors and management team made a decision not to accept TARP funds.

To continue our growth plan, we opened one new branch location in the downtown shopping district of Vineland, New Jersey to complement the presence of our existing two locations in Vineland.  We also completed the purchase of a branch location from a competing regional bank in Cedarville, Lawrence Township, New Jersey in the fourth quarter of 2008, and opened this location in January 2009.  This acquisition did not include deposits.

We hope to continue our growth in 2009 with a continued emphasis on prudent lending, especially commercial real estate lending, as well as a continued focus on exceptional customer service, up-to-date technology and convenient access.

We wish to thank our employees for their unwavering dedication to our company.  We realize that without the hard work of every team member, we would not be as successful as we have been in the past.

Thank you for your continued support.

/s/ Edward J. Geletka	/s/ Albert A. Fralinger, Jr.
Edward J. Geletka	Albert A. Fralinger, Jr.
President and Chief Executive Officer	Chairman of the Board

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward Looking Statements

This document contains certain “forward-looking statements,” which may be identified by the use of words such as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated” and “potential.”  Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations and business that are subject to various factors that could cause actual results to differ materially from these estimates and most other statements that are not historical in nature.  These factors include, but are not limited to, general and local economic conditions, changes in interest rates, deposit flows, demand for mortgage and other loans, real estate values, and competition; changes in accounting principles, policies, or guidelines; changes in legislation or regulation; monetary and fiscal policies of the U. S. Government, including policies of the U. S. Treasury and the Federal Reserve Board, the effect of a dramatically slowing economy on our lending portfolio and investments, the impact of the U. S. Government’s economic stimulus program and its various financial institutions rescue plans; demand for financial services in the Company’s market area, changes in real estate values in the Company’s market area; and other economic, competitive, governmental, regulatory, and technological factors affecting our operations, pricing products and services.

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

We have sought to manage our interest rate risk in order to minimize the exposure of our earnings and capital to changes in interest rates.  During the low interest rate environment that has existed in recent years, we have implemented the following strategies to manage our interest rate risk:

●	increasing our origination of shorter-term loans, including commercial real estate loans and home equity loans;

●	maintaining adjustable-rate and shorter-term investments; and

●	maintaining pricing strategies that encourage deposits in longer-term, certificates of deposit.

In addition, we are an approved qualified loan seller/servicer for Fannie Mae, which will facilitate our sale of long-term, fixed-rate residential mortgage loans in the future.  By following these strategies, we believe that we are better positioned to react to increases in market interest rates.  However, investments in shorter-term assets generally bear lower yields than longer-term investments.

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

The table below sets forth, as of December 31, 2008, the estimated changes in our net portfolio value that would result from the designated instantaneous changes in the United States Treasury yield curve.  Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results.

				NPV as a Percentage of Present Value of Assets (3)
Change in		Estimated Increase			Increase
Interest Rates	Estimated	(Decrease) in NPV		NPV	(Decrease)
(basis points) (1)	NPV (2)	Amount	Percent	Ratio (4)	(basis points)
	(Dollars in thousands)
+300	$28,764	$(18,645)	(39%)	5.50%	(309)
+200	37,944	(9,465)	(20%)	7.08%	(151)
+100	44,226	(3,183)	(7%)	8.11%	(48)
+50	45,881	(1,528)	(3%)	8.36%	(23)
—	47,409	—	—	8.59%	—
-50	47,995	586	1%	8.66%	7
-100	48,241	832	2%	8.68%	9

(1)	Assumes an instantaneous uniform change in interest rates at all maturities.
(2)	NPV is the discounted present value of expected cash flows from assets, liabilities and off-balance sheet contracts.
(3)	Present value of assets represents the discounted present value of incoming cash flows on interest-earning assets.
(4)	NPV Ratio represents NPV divided by the present value of assets.

The table above indicates that at December 31, 2008, in the event of a 100 basis point decrease in interest rates, we would experience a 2% increase in net portfolio value.  In the event of a 200 basis point increase in interest rates, we would experience a 20% decrease in net portfolio value.  Both of these calculations are based against the calculated net portfolio value of $47.4 million.

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

	For the Years Ended December 31,
	2008			2007			2006
	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost	Average Balance	Interest Income/ Expense	Yield/ Cost
	(Dollars in thousands)

Interest-earning assets:
Loans	$273,905	$16,946	6.19%	$221,179	$14,034	6.35%	$180,469	$11,088	6.14%
Securities
Taxable	172,209	9,630	5.59%	139,533	7,689	5.51%	123,701	6,046	4.89%
Tax-exempt	12,283	575	4.68%	30,460	1,322	4.34%	31,902	1,375	4.31%
Total interest-earning assets	458,397	27,151	5.92%	391,172	23,045	5.89%	336,072	18,509	5.51%
Noninterest-earning assets	42,530			32,395			22,703
Total assets	$500,927			$423,567			$358,775

Interest-bearing liabilities:
Savings accounts	$80,384	2,232	2.78%	$56,576	1,188	2.10%	$59,781	992	1.66%
NOW accounts	52,940	861	1.63%	57,521	1,299	2.26%	49,201	805	1.64%
Money market deposit	31,109	1,029	3.31%	19,316	678	3.51%	19,806	587	2.96%
Certificates of deposit	224,900	9,933	4.42%	215,480	10,467	4.86%	161,264	7,073	4.39%
Total interest-bearing deposits	389,333	14,055	3.61%	348,893	13,632	3.91%	290,052	9,457	3.26%
Borrowings	41,140	1,641	3.99%	17,605	800	4.54%	15,505	751	4.84%
Total interest-bearing liabilities	430,473	15,696	3.65%	366,498	14,432	3.94%	305,557	10,208	3.34%
Noninterest-bearing liabilities	31,308			20,110			17,358
Total liabilities	461,781			386,608			322,915
Equity	39,146			36,959			35,860
Total liabilities and equity	$500,927			$423,567			$358,775

Net interest income		$11,455			$8,613			$8,301
Interest rate spread			2.27%			1.95%			2.17%
Net interest-earning assets	$27,924			$24,674			$30,515
Net interest margin			2.50%			2.20%			2.47%
Average interest-earning assets to average interest-bearing liabilities	106.49%			106.73%			109.99%

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

	Years Ended December 31, 2008 vs. 2007			Years Ended December 31, 2007 vs. 2006
	Increase (Decrease) Due to		Net	Increase (Decrease) Due to		Net
	Volume	Rate		Volume	Rate
	(In thousands)

Interest-earning assets:
Loans	$3,252	$(340)	$2,912	$2,573	$373	$2,946
Securities
Taxable	1,827	114	1,941	826	817	1,643
Tax-exempt	(860)	113	(747)	(64)	11	(53)
Total interest-earning assets	4,219	(113)	4,106	3,335	1,201	4,536

Interest-bearing liabilities:
Savings accounts	590	454	1,044	(49)	245	196
NOW accounts	(98)	(340)	(438)	152	342	494
Money market deposit	388	(37)	351	(15)	106	91
Certificates of deposit	499	(1,033)	(534)	2,574	820	3,394
Total interest-bearing deposits	1,379	(956)	423	2,662	1,513	4,175
Borrowings	925	(84)	841	91	(42)	49
Total interest-bearing liabilities	2,304	(1,040)	1,264	2,753	1,471	4,224

Net change in interest income	$1,915	$927	$2,842	$582	$(270)	$312

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

We have established a systematic method of periodically reviewing the credit quality of the loan portfolio in order to establish an allowance for losses on loans.  The allowance for losses on loans is based on our current judgments about the credit quality of individual loans and segments of the loan portfolio.  The allowance for losses on loans is established through a provision for loan losses based on our evaluation of the probable losses inherent in the loan portfolio, and considers all known internal and external factors that affect loan collectibility as of the reporting date.  Our evaluation, which includes a review of all loans on which full collectibility may not be reasonably assured, considers among other matters, the estimated net realizable value or the fair value of the underlying collateral, economic conditions, historical loan loss experience, our knowledge of inherent losses in the portfolio that are probable and reasonably estimable and other factors that warrant recognition in providing an appropriate loan loss allowance.  Management believes this is a critical accounting policy because this evaluation involves a high degree of complexity and requires us to make subjective judgments that often require assumptions or estimates about various matters.  Historically, we believe our estimates and assumptions have proven to be relatively accurate.  For example, over the past three years, our allowance for loan losses as a percentage of average loans outstanding has ranged from 0.63% to 0.77%, while our net recoveries (charge-offs) as a percentage of average loans outstanding has ranged from (0.03)% to 0.01%.  Nevertheless, because a small number of non-performing loans could result in net charge-offs significantly in excess of the estimated losses inherent in our loan portfolio, you should not place undue reliance on the accuracy of past estimates.

The analysis of the allowance for loan losses has three components: specific allocations, general allocations and an unallocated component.  Specific allocations are made for loans that are determined to be impaired.  Impairment is measured by determining the present value of expected future cash flows or, for collateral-dependent loans, the fair value of the collateral adjusted for market conditions and selling expenses.  The general allocation is determined by segregating the remaining loans by type of loan, risk weighting (if applicable) and payment history.  We also analyze delinquency trends, general economic conditions and geographic and industry concentrations.  This analysis establishes factors that are applied to the loan groups to determine the amount of the general allowance.  The principal assumption used in deriving the allowance for loan losses is the estimate of loss content for each risk rating.  To illustrate, if recent loss experience dictated that the projected loss ratios changed by 10% (of the estimate) across all risk ratings, the allocated allowance as of December 31, 2008 would have changed by approximately $179 thousand.  Actual loan losses may be significantly more than the allowances we have established, which could have a material negative effect on our financial results.

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

Comparison of Financial Condition at December 31, 2008 and 2007

Total assets increased $72.7 million, or 15.9%, to $530.6 million at December 31, 2008, from $457.9 million at December 31, 2007.  The increase was the result of increases in nearly all asset categories, and primarily the result of an increase in loans receivable which was partially offset by decreases in investment securities held to maturity, Federal Home Loan Bank stock and interest-bearing time deposits.

Net loans receivable increased by $62.2 million, or 25.8%, to $303.2 million at December 31, 2008 from $241.0 million at December 31, 2007.  One- to four-family residential real estate loans increased $30.6 million, or 26.7%, to $145.3 million at December 31, 2008 from $114.7 million at December 31, 2007.  Commercial real estate loans increased $26.4 million, or 47.5%, to $82.0 million at December 31, 2008 from $55.6 million at December 31, 2007.  The increased commercial real estate loan balances reflected our continued emphasis on originating this type of loan, resulting in part from the expansion of our commercial lending staff in recent years.  Home equity loans and lines of credit increased $1.0 million, or 2.5%, to $41.3 million at December 31, 2008 from $40.3 million at December 31, 2007.  Construction loans increased $2.1 million, or 20.8%, to $12.2 million at December 31, 2008 from $10.1 million at December 31, 2007.  Commercial loans increased $4.6 million, or 36.5%, to $17.2 million at December 31, 2008 from $12.6 million at December 31, 2007.

Investment securities available for sale increased $2.0 million, or 1.2%, to $165.5 million at December 31, 2008 from $163.5 million at December 31, 2007.  The increase was the result of purchases of $89.4 million of mortgage-backed and investment securities and a $119 thousand increase in the market value of investment securities available for sale, offset by $16.6 million in principal amortization, $36.1 million in sales of investments securities available for sale, $35.2 million in calls and maturities of investment securities available for sale and an other-than-temporary investment writedown of $1.2 million.   In addition, securities held to maturity decreased $316 thousand, or 1.8%, to $16.9 million at December 31, 2008 from $17.2 million at December 31, 2007.  The decrease was the result of principal amortization of $630 thousand and $3.7 million in calls and maturities of investment securities held to maturity offset by $3.7 million of purchases of mortgage-backed and investment securities held to maturity.

Deposits increased $85.8 million, or 23.1%, to $457.2 million at December 31, 2008 from $371.4 million at December 31, 2007.  The largest increase was in savings accounts, which increased $25.4 million, or 45.6%, to $81.1 million at December 31, 2008 from $55.7 million at December 31, 2007.  The increase in savings accounts was due to an increase in county surrogate accounts.  Money market deposit accounts increased $24.7 million, or 119.3%, to $45.4 million at December 31, 2008 from $20.7 million at December 31, 2007.  The increase in money market deposit accounts was due to offering competitive rates to high balance accounts.  Certificates of deposit increased $23.6 million, or 10.8%, to $241.7 million at December 31, 2008 from $218.1 million at December 31, 2007.  Included in the increase in certificates of deposits, were brokered deposits in the amount of $43.6 million at December 31, 2008.  Non-interest bearing demand accounts increased $3.0 million, or 19.9%.  NOW accounts increased $10.1 million, or 22.3%, to $55.4 million at December 31, 2008 from $45.3 million at December 31, 2007.  Super NOW accounts decreased $1.0 million, or 6.1%, to $15.5 million at December 31, 2008 from $16.5 million at December 31, 2007.  Also, in 2008 we opened our branch on Landis Avenue in Vineland, NJ and that branch ended the year at $13.3 million in deposits and our branch on Delsea Avenue in Vineland, NJ increased to $26.5 million at December 31, 2008 from $6.9 million  at December 31, 2007.

Borrowings decreased to $31.2 million at December 31, 2008 from $45.9 million at December 31, 2007.  We decreased our outstanding borrowings because our net increase in deposits and the proceeds received from the calls, maturities and pay-downs of securities, discussed above, exceeded our cash needs to fund loan originations and investment securities purchases.

Total stockholders’ equity increased $1.6 million to $40.6 million at December 31, 2008 from $39.0 million at December 31, 2007.  This increase was attributable to net income of $1.3 million and an increase in accumulated other comprehensive income of $143 thousand.  Accumulated other comprehensive income increased as a result of an increase in the net unrealized gains on investment securities available for sale.  Because of interest rate volatility, accumulated other comprehensive income (loss) could materially fluctuate for future interim periods and years depending on economic and interest rate conditions.

Comparison of Operating Results for the Years Ended December 31, 2008 and December 31, 2007

General.  Net income increased $114 thousand, or 9.3%, to $1.3 million for the year ended December 31, 2008 from $1.2 million for the year ended December 31, 2007.  The principal reason for the increase was a $2.8 million increase in net interest income offset by an increase in the provision of loan losses of $672 thousand, an increase in non-interest expense of $763 thousand, a reduction in non-interest income of $486 thousand and an $807 thousand increase in income tax expense.

Interest Income.  Interest income increased $4.1 million, or 17.8%, to $27.2 million for the year ended December 31, 2008 from $23.0 million for the year ended December 31, 2007.  The increase in interest income resulted from a $2.9 million increase in interest income on loans and a $1.2 million increase in income on investment securities and mortgage-backed securities.

Interest income on loans increased $2.9 million, or 20.7%, to $16.9 million for the year ended December 31, 2008 from $14.0 million for the year ended December 31, 2007.  This increase resulted from an increase in the average balance of loans by $52.7 million, or 23.8%, to $273.9 million for the year ended December 31, 2008 from $221.2 million for the year ended December 31, 2007, which was offset by a 16 basis point decrease in the average yield to 6.19% for the year ended December 31, 2008 from 6.35% for the year ended December 31, 2007.  The increase in average balance of loans resulted primarily from increases in the average balances of one- to four-family residential real estate loans, commercial real estate loans and consumer loans.

Interest income on securities increased by $1.2 million to $10.2 million for the year ended December 31, 2008 from $9.0 million for the year ended December 31, 2007.  The increase in interest income on securities was due to an increase in the average balance of taxable and tax-exempt securities to $184.5 million for the year ended December 31, 2008 from $170.0 million for the year ended December 31, 2007.  Also, the average yield on taxable and tax-exempt securities increased to 5.53% for the year ended December 31, 2008 from 5.30% for the year ended December 31, 2007.  The yields on tax-exempt securities are not tax-affected.

Interest Expense. Interest expense increased $1.3 million, or 9.0%, to $15.7 million for the year ended December 31, 2008 from $14.4 million for the year ended December 31, 2007.

Interest expense on interest-bearing deposits increased by $423 thousand, or 3.1%, to $14.1 million for the year ended December 31, 2008 from $13.6 million for the year ended December 31, 2007.  The increase in interest expense on interest-bearing deposits was due to a $40.4 million, or 11.6%, increase in the average balance of interest-bearing deposits to $389.3 million for the year ended December 31, 2008 from $348.9 million for the year ended December 31, 2007, which was only partially offset by a 30 basis point decrease in the average rate paid on interest-bearing deposits to 3.61% for the year ended December 31, 2008 from 3.91% for the year ended December 31, 2007.  We experienced increases in the average balances of certificates of deposits, savings accounts and money market deposit accounts while we experienced decreases in the average balance of NOW and Super-NOW accounts.  The average cost of all deposit account categories except savings accounts decreased for the year ended December 31, 2008.

Interest expense on borrowings increased $841 thousand to $1.6 million for the year ended December 31, 2008 from $800 thousand for the year ended December 31, 2007.  This increase was due to a $23.5 million increase in the average balance of borrowings to $41.1 million for the year ended December 31, 2008 from $17.6 million for the year ended December 31, 2007, offset by a 55 basis point decrease in the average cost of such borrowings to 3.99% for the year ended December 31, 2008 from 4.54% for the year ended December 31, 2007.

Net Interest Income.  Because the increase in our interest income was greater than the increase in our interest expense, net interest income increased by $2.8 million, or 32.6%, to $11.5 million for the year ended December 31, 2008 from $8.6 million for the year ended December 31, 2007.  Our net interest margin increased 30 basis points to 2.50% for the year ended December 31, 2008 from 2.20% for the year ended December 31, 2007, and our net interest rate spread increased 32 basis points to 2.27% for the year ended December 31, 2008 from 1.95% for the year ended December 31, 2007.

Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations in order to maintain the allowance for loan losses at a level we consider necessary to absorb probable credit losses inherent in the loan portfolio.  In determining the level of the allowance for loan losses, we consider past and current loss experience, evaluation of real estate collateral, current economic conditions, volume and type of lending, adverse situations that may affect a borrower’s ability to repay a loan and the levels of nonperforming and other classified loans.  The amount of the allowance is based on estimates and the ultimate losses may vary from such estimates as more information becomes available or later events change.  We assess the allowance for loan losses on a quarterly basis and make provisions for loan losses in order to maintain the allowance.  Based on our evaluation of the above factors, we recorded a provision for loan losses of $756 thousand for the year ended December 31, 2008 and a provision for loan losses of $84 thousand for the year ended December 31, 2007.  The provisions recorded reflected net charge-offs of approximately $43 thousand for the year ended December 31, 2008 and net charge-offs of approximately $65 thousand for the year ended December 31, 2007.  The allowance for loan losses was $2.1 million, or 0.69% of total loans, at December 31, 2008, compared to $1.4 million, or 0.57%, of total loans at, December 31, 2007.  The allowance for loan losses represented 110.67% of nonperforming loans at December 31, 2008 and 119.38% of nonperforming loans at December 31, 2007.  To the best of our knowledge, we have recorded all losses that are both probable and reasonable to estimate at December 31, 2008 and 2007.

Non-interest Income.  Non-interest income was $628 thousand for the year ended December 31, 2008 and $1.1 million for the year ended December 31, 2007.  Fees and service charges on deposit accounts increased by $115 thousand, and gains on the sales of investment securities increased $332 thousand.  The increase in fees and services charges on deposit accounts was attributable to the implementation of new fees charged on deposit accounts and a slight increase in the volume of several service charges.  Non-interest income for the year ended December 31, 2008 was reduced by an other-than-temporary writedown of an investment security of $1.2 million.  This impairment was determined after a review of the mutual fund and its net asset value.  We do not believe that this impairment is related to credit quality but rather to the widening of the spreads in the bond market for mortgage-related securities.

Non-interest Expense.  Non-interest expense increased $763 thousand, or 8.6%, to $9.6 million for the year ended December 31, 2008 from $8.9 million for the year ended December 31, 2007.  Compensation and benefits expense increased $371 thousand, or 7.3%, to $5.4 million for the year ended December 31, 2008 from $5.1 million for the year ended December 31, 2007.  Normal salary increases, increases in benefits costs and increases in payroll taxes accounted for the increase in compensation and benefits expense.  Occupancy and equipment expense increased $124 thousand, or 10.0%, to $1.4 million for the year ended December 31, 2008 from $1.2 million for the year ended December 31, 2007.  This increase was mainly due to increased depreciation expense and utility expense due to the opening of our new main office in May 2007.  Data processing expense increased $56 thousand.  This increase was mainly due to data processing costs associated with the growth of savings accounts and loans outstanding and price increases.  Other expenses increased $188 thousand.  This increase was attributable to increases in FDIC insurance premium, advertising, supervisory examination, organizational dues and subscription, contribution, telephone and postage expenses, offset by decreases in employee related, loan acquisition and insurance and surety bond expenses.

Income Tax Expense. We recorded an expense of $353 thousand for income taxes for the year ended December 31, 2008, compared to a benefit of $454 thousand for the year ended December 31, 2007, reflecting effective tax rates of 20.8% and (58.4)%, respectively.  The income tax benefit is primarily attributable to the formation of the Delaware operating subsidiary in September 2006 which resulted in the Bank being in a net operating loss position for state tax purposes.  For the year ended December 31, 2008, the Bank incurred a net operating loss of approximately $6.3 million for state tax purposes.  The related deferred tax benefit was fully offset by a valuation allowance.

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

Our most liquid assets are cash and cash equivalents. The levels of these assets are dependent on our operating, financing, lending and investing activities during any given period. At December 31, 2008, cash and cash equivalents totaled $23.4 million.  Securities classified as available-for-sale, which provide additional sources of liquidity, totaled $165.5 million at December 31, 2008. In addition, at December 31, 2008, we had the ability to borrow approximately $127.5 million from the Federal Home Loan Bank of New York.  On that date, we had $31.2 million in advances outstanding.

At December 31, 2008, we had $9.4 million in loan commitments outstanding.  In addition to commitments to originate loans, we had $22.0 million in unadvanced funds to borrowers and $3.4 million of commitments issued under standby letters of credit. Certificates of deposit due within one year of December 31, 2008 totaled $152.6 million, or 33.4% of total deposits. If these deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and Federal Home Loan Bank advances. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before December 31, 2009. We believe, however, based on past experience, that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

We have no material commitments or demands that are likely to affect our liquidity other than set forth below. In the event loan demand were to increase at a pace greater than expected, or any unforeseen demand or commitment were to occur, we would access our borrowing capacity with the Federal Home Loan Bank of New York.

Our primary investing activities are the origination of loans and the purchase of securities. In 2008, we originated $132.6 million of loans and purchased $93.2 million of securities. In 2007, we originated $90.3 million of loans and purchased $68.2 million of securities. We have not purchased any loans in recent periods.

Financing activities consist primarily of activity in deposit accounts and Federal Home Loan Bank advances.  We experienced a net increase in total deposits of $85.8 million and $34.1 million for the years ended December 31, 2008 and 2007, respectively.  Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors.  We generally manage the pricing of our deposits so that we are competitive in our market area.

Federal Home Loan Bank advances decreased by $14.7 million during the year ended December 31, 2008 and increased by $37.6 million during the year ended December 31, 2007.  Federal Home Loan Bank advances have primarily been used to fund new loans and purchase securities.

Colonial Bank, FSB is subject to various regulatory capital requirements administered by the Office of Thrift Supervision, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories.  At December 31, 2008, Colonial Bank, FSB exceeded all Office of Thrift Supervision regulatory capital requirements. Colonial Bank, FSB is considered “well capitalized” under regulatory guidelines.

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

Market for Common Stock

Our shares of common stock are traded on the NASDAQ Global Market under the symbol “COBK”.  Colonial Bankshares, MHC owns 2,441,716 shares, or 54.0% of our outstanding shares of common stock.  The approximate number of holders of record of Colonial Bankshares’ common stock as of March 15, 2009 was 380. Certain shares of Colonial Bankshares are held in “nominee” or “street” name and accordingly, the number of beneficial owners of such shares is not known or included in the foregoing number.  The following table presents quarterly market information for Colonial Bankshares’ common stock for the years ended December 31, 2008 and 2007.  The following information was provided by the NASDAQ Global Market.

	High	Low	Dividends
Quarter ended March 31, 2007	14.90	13.28	-
Quarter ended June 30, 2007	16.05	13.40	-
Quarter ended September 30, 2007	14.75	10.05	-
Quarter ended December 31, 2007	12.00	9.75	-
Quarter ended March 31, 2008	11.75	9.05	-
Quarter ended June 30, 2008	11.75	9.50	-
Quarter ended September 30, 2008	11.04	8.42	-
Quarter ended December 31, 2008	11.48	6.50	-

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

Under the rules of the Office of Thrift Supervision, Colonial Bank, FSB is not permitted to pay dividends on its capital stock to Colonial Bankshares, Inc., its sole stockholder, if, after making such distribution, it would be undercapitalized.

In addition to the foregoing, earnings of Colonial Bank, FSB previously appropriated to bad debt reserves and deducted for federal income tax purposes are not available for payment of cash dividends or other distributions to stockholders without payment of taxes at the then-current tax rate by Colonial Bank, FSB on the amount of earnings removed from the reserves for such distributions.  Colonial Bank, FSB does not contemplate any distribution in a manner that would create a federal tax liability.

COLONIAL BANKSHARES, INC.

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Colonial Bankshares, Inc.

We have audited the accompanying consolidated balance sheets of Colonial Bankshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related statements of income, stockholders’ equity and cash flows for the years then ended.  Colonial Bankshares, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Colonial Bankshares, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP
Malvern, Pennsylvania
March 26, 2009

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2008	2007

	(Dollars In Thousands, Except Per Share Data)

Assets

Cash and amounts due from banks	$23,407	$15,978
Interest-bearing time deposits in banks	—	208
Investment securities available for sale	165,462	163,549
Investment securities held to maturity (fair value 2008 - $16,332; 2007 - $17,976)	16,897	17,213
Loans receivable (net of allowance for loan losses 2008 - $2,105; 2007 - $1,392)	303,151	241,040
Real estate owned	113	—
Federal Home Loan Bank stock, at cost	1,991	2,545
Office properties and equipment, net	11,563	10,273
Bank-owned life insurance	2,674	2,578
Accrued interest receivable	2,298	2,185
Other assets	3,020	2,291
Total Assets	$530,576	$457,860

Liabilities and Stockholders’ Equity

Liabilities

Deposits:
Non-interest-bearing	$18,146	$15,141
Interest-bearing	439,085	356,241
Total deposits	457,231	371,382
Federal Home Loan Bank short-term borrowings	3,000	23,380
Federal Home Loan Bank long-term borrowings	28,227	22,559
Advances from borrowers for taxes and insurance	620	581
Other liabilities	868	930
Total Liabilities	489,946	418,832

Stockholders’ Equity

Preferred stock, 1,000,000 shares authorized and unissued	—	—
Common stock, par value $0.10 per share; authorized 10,000,000 shares; issued 4,521,696 shares; outstanding: 4,428,021 in 2008 and 4,450,796 in 2007	452	452
Additional paid-in capital	20,290	19,922
Unearned shares held by Employee Stock Ownership Plan (ESOP)	(1,200)	(1,316)
Treasury stock, at cost, (2008 - 129,125 shares; 2007 – 88,625 shares)	(1,559)	(1,189)
Retained earnings	22,439	21,094
Accumulated other comprehensive income	208	65
Total Stockholders’ Equity	40,630	39,028
Total Liabilities and Stockholders’ Equity	$530,576	$457,860

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2008	2007
	(Dollars in Thousands, Except Per Share Data)
Interest Income
Loans, including fees	$16,946	$14,034
Mortgage-backed securities	5,513	3,320
Securities:
Taxable	4,117	4,369
Tax-exempt	575	1,322

Total Interest Income	27,151	23,045

Interest Expense
Deposits	14,055	13,632
Borrowings	1,641	800

Total Interest Expense	15,696	14,432

Net Interest Income	11,455	8,613

Provision for Loan Losses	756	84

Net Interest Income after Provision for Loan Losses	10,699	8,529

Non-Interest Income
Fees and service charges	1,105	990
Gain on sale of loans	7	56
Net gain on sales and calls of securities	561	229
Impairment charge on investment security	(1,161)	(284)
Earnings on bank-owned life insurance	96	93
Other	20	30

Total Non-Interest Income	628	1,114

Non-Interest Expenses
Compensation and benefits	5,434	5,063
Occupancy and equipment	1,364	1,240
Data processing	799	743
FDIC insurance premiums	322	63
Office supplies	165	170
Professional fees	378	349
Other	1,167	1,238

Total Non-Interest Expenses	9,629	8,866

Income before Income Tax Expense (Benefit)	1,698	777

Income Tax expense (benefit)	353	(454)

Net Income	$1,345	$1,231

Per Share Data (Note 3):
Earnings per share - basic	$0.31	$0.29
Earnings per share – diluted	$0.31	$0.29

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock	Additional Paid-in Capital	Unearned Shares Held by ESOP	Retained Earnings	Treasury Stock	Accumu- lated Other Compre- hensive Income (Loss)	Total Stock- holders’ Equity
(Dollars in thousands)

Balance, January 1, 2007	$452	$19,519	$(1,432)	$19,863	$(1,189)	$(550)	$36,663
Comprehensive income:

Net income	-	-	-	1,231	-	-	1,231
Net change in unrealized loss on securities available for sale, net of tax expense of $354	-	-	-	-	-	615	615

Total Comprehensive Income	-	-	-	-	-	-	$1,846

ESOP shares committed to be released	-	33	116	-	-	-	149
Stock-based compensation expense (restricted stock awards)	-	222	-	-	-	-	222
Stock-based compensation expense (stock options)	-	148	-	-	-	-	148

Balance, December 31, 2007	452	19,922	(1,316)	21,094	(1,189)	65	39,028

Comprehensive income:

Net income	-	-	-	1,345	-	-	1,345
Net change in unrealized loss on securities available for sale, net of tax benefit of $24	-	-	-	-	-	143	143

Total Comprehensive Income	-	-	-	-	-	-	$1,488

ESOP shares committed to be released	-	(2)	116	-	-	-	114
Purchase of treasury stock – 40,500 shares	-	-	-	-	(370)	-	(370)
Stock-based compensation expense (restricted stock awards)	-	222	-	-	-	-	222
Stock-based compensation expense (stock options)	-	148	-	-	-	-	148

Balance, December 31, 2008	$452	$20,290	$(1,200)	$22,439	$(1,559)	$208	$40,630

See notes to consolidated financial statements

COLONIAL BANKSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Years Ended December 31,
	2008	2007
Cash Flows from Operating Activities:	(In thousands)
Net income	$1,345	$1,231
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	756	84
Depreciation expense	593	536
ESOP expense	114	149
Stock-based compensation expense	370	370
Impairment charge on investment security	1,161	284
Deferred income taxes	(670)	(315)
Net earnings on bank-owned life insurance	(96)	(93)
Net gain on sales and calls of investment securities	(561)	(229)
Loans originated for sale	(331)	(2,802)
Proceeds from sale of loans	338	2,858
Gain on sale of loans	(7)	(56)
Net amortization of loan fees	25	(42)
Accretion of premium and discount on investment securities, net	(504)	(521)
Increase in accrued interest receivable	(113)	(404)
(Increase) decrease in other assets	(35)	748
(Decrease) increase in other liabilities	(62)	367
Net cash provided by operating activities	2,323	2,165
Cash Flows from Investing Activities:
Proceeds from sales of:
Investment securities available for sale	22,120	19,174
Mortgage-backed securities available for sale	13,937	-
Proceeds from calls and maturities of:
Investment securities available for sale	35,190	6,335
Investment securities held to maturity	3,680	3,162
Purchase of:
Investment securities available for sale	(23,972)	(27,858)
Investment securities held to maturity	(3,712)	(1,666)
Mortgage-backed securities available for sale	(65,488)	(37,955)
Mortgage-backed securities held to maturity	-	(719)
Office properties and equipment	(1,883)	(3,473)
Principal repayments from:
Investment securities	547	2,334
Mortgage-backed securities	16,124	13,515
Net (increase) decrease in Federal Home Loan Bank stock	554	(1,770)
Maturity of interest-bearing time deposits	208	509
Net increase in loans receivable	(63,005)	(42,563)
Net cash used for investing activities	(65,700)	(70,975)
Cash Flows from Financing Activities:
Net increase in deposits	85,849	34,128
(Decrease) increase in Federal Home Loan Bank short-term borrowings	(20,380)	21,930
Proceeds from Federal Home Loan Bank long-term borrowings	6,000	16,000
Repayment of Federal Home Loan Bank long-term borrowings	(332)	(315)
Increase (decrease) increase in advances from borrowers for taxes and insurance	39	(212)
Acquisition of treasury stock	(370)	-
Net cash provided by financing activities	70,806	71,531
Increase in cash and cash equivalents	7,429	2,721
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	15,978	13,257
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$23,407	$15,978
Supplemental Cash Flow Disclosures:
Cash paid:
Interest	$15,909	$14,243
Income taxes	$1,017	$5
Supplemental Schedule of Noncash Investing and Financing Activities:
Other real estate acquired in settlement of loans	$113	$0

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

In 2005, the Company filed a Registration Statement on Form SB-2 with the Securities and Exchange Commission in connection with the Company’s offer and sale of shares of its common stock in a public offering.  The offering was completed on June 30, 2005.

In 2006, the Bank established a Delaware corporation, CB Delaware Investments, Inc. (the “Operating Subsidiary”), whose purpose is to invest in and manage securities.

In 2007, the Bank opened its new administrative headquarters/full-service office in Vineland, New Jersey.  The Bank also   maintains branch offices in Bridgeton, Mantua, Millville, Upper Deerfield, Vineland and Sewell, New Jersey.  The Bank’s principal business consists of attracting customer deposits and investing these deposits primarily in single-family residential, commercial, and consumer loans and investments.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Colonial Bankshares, Inc., its wholly-owned subsidiary, Colonial Bank, FSB and the Bank’s wholly-owned subsidiary, CB Delaware Investments, Inc.  All material intercompany transactions and balances have been eliminated in the consolidated financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period.  Actual results could differ from those estimates.  Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses,  the potential impairment of Federal Home Loan Bank stock, the evaluation of other than temporary impairment of investment securities and the valuation of deferred tax assets.

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

The Bank is required to maintain average reserve balances in vault cash, with the Federal Reserve Bank or with the Federal Home Loan Bank based upon outstanding balances of deposit transaction accounts.  Based upon the Bank’s outstanding transaction deposit balances, the Bank maintained a deposit account at the Federal Home Loan Bank of New York in the amount of $2.4 million at December 31, 2007.  No reserve balance was required at December 31, 2008.

Interest-Bearing Time Deposits in Banks

Interest-bearing time deposits in banks matured in 2008 and were carried at cost.

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

Loans Held for Sale

At December 31, 2008 and 2007, the Bank had no loans held for sale.

Loans Receivable

The Bank grants mortgage, commercial and consumer loans to customers.  A substantial portion of the loan portfolio is represented by mortgage loans throughout the counties of Cumberland and Gloucester of New Jersey.  The ability of the Bank’s debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans receivable that management has the intent and ability to hold until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs.  Interest income is accrued on the unpaid principal balance.  Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans.  The Bank is amortizing these amounts over the contractual life of the loan.

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

Federal Home Loan Bank Stock

Federal Home Loan Bank (“FHLB”) Stock, which represents required investment in the common stock of a correspondent bank, is carried at cost.

Management evaluates the FHLB stock for impairment in accordance with Statement of Position (“SOP”) 0 1-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. Management’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

Management believes no impairment charge is necessary related to the FHLB stock as of December 31, 2008.

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising Costs

The Bank follows the policy of charging the costs of advertising to expense as incurred.  Advertising expense was $153 thousand and $141 thousand for the years ended December 31, 2008 and 2007, respectively.

Stock Compensation Plans

In 2006, Board of Directors of the Company approved the Colonial Bankshares, Inc. 2006 Stock-based Incentive Plan (the “Stock Plan”).  Prior to 2006, the Company had no stock option plans or stock-based compensation other than the ESOP.  The Company accounts for stock-based compensation under the fair value recognition provisions of the Financial Accounting Standards Board (“FASB”) Statement No. 123(R), “Share-Based Payment.”  Statement No. 123(R) replaces Statement No. 123, and requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.  For the years ended December 31, 2008 and 2007, there were stock options outstanding and the related compensation expense of approximately $148 thousand and $148 thousand, respectively, and is included in the accompanying statements of income.  For the years ended December 31, 2008 and 2007, there was a tax benefit recognized related to this stock-based compensation of approximately $51 thousand and $51 thousand, respectively.

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

Earnings Per Share

Basic earnings per share (“EPS”) is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period.  Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock, such as unvested restricted stock awards and outstanding stock options, were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. Diluted EPS is calculated by adjusting the weighted average number of shares on common stock outstanding to include the effect of contracts or securities exercisable or which could be converted into common stock, if dilutive, using the treasury stock method.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit and letters of credit.  Such financial instruments are recorded in the statements of financial condition when they are funded.

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

The components of other comprehensive income (loss) and related tax effects are as follows:

	Years Ended December 31,
	2008	2007
	(In Thousands)
Unrealized holding gains (losses) on available for sale securities	$(481)	$914
Reclassification adjustment for net (gains) on sales and calls of securities	(561)	(229)
Impairment charge on investment security	1,161	284
Net unrealized gains	119	969

Income tax effect (benefit)	(24)	354
Net of tax amount	$143	$615

Recent Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) Statement of Financial Accounting Standards (“SFAS”) No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”.  This FSP amends SFAS 132(R), “Employers’ Disclosures about Pensions and Other Postretirement Benefits”, to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan.  The disclosures about plan assets required by this FSP shall be provided for fiscal years ending after December 15, 2009.  The Company is currently reviewing the effect this new pronouncement will have on its consolidated financial statements.

SFAS No. 141 (R), “Business Combinations,” was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree.  The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.  The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008.  This new pronouncement will impact the Company’s accounting for business combinations completed after January 1, 2009.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of SFAS No. 115”.  SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date.  SFAS No. 159 is effective for the Company on January 1, 2009.  The implementation of this standard is not expected to have an impact on the Company’s consolidated financial position or results of operations.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – EARNINGS PER SHARE

There are no convertible securities which would affect the net income (numerator) in calculating basic and diluted earnings per share; therefore the net income for each calculation in 2008 is $1.3 million and the net income for 2007 is $1.2 million.  Basic and diluted earnings per share data are based on the weighted-average number of common shares outstanding during each period.  Diluted earnings per share are further adjusted for potential common shares that were dilutive and outstanding during the period.  Potential common shares consist of stock options outstanding and non-vested stock grants under the stock-based incentive plans.  The dilutive effect of potential common shares is computed using the treasury stock method.  The following table sets forth the composition of the weighted average common shares (denominator) used in the basic and diluted earnings per share computation.  At December 31, 2008 and 2007, respectively, there were 249,643 and 244,804 anti-dilutive non-vested awards and options excluded from the computation of earnings per share because the option price was greater than the average market price, respectively.

	December 31,
	2008	2007
Net Income	$1,345,000	$1,231,000

Weighted average common shares outstanding	4,521,696	4,521,696
Average unearned ESOP shares	(131,557)	(143,160)
Average treasury stock shares	(100,778)	(88,625)
Weighted average common shares outstanding - basic	4,289,361	4,289,911
Effect of dilutive non-vested shares and stock options outstanding	-	22,564
Weighted average common shares outstanding - diluted	4,289,361	4,312,475
Earnings per share-basic	$0.31	$0.29
Earnings per share-diluted	$0.31	$0.29

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES

Investment securities are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
AVAILABLE FOR SALE:
DECEMBER 31, 2008
U. S. Government obligations	$21,963	$331	$(49)	$22,245
Corporate	15,249	67	(1,833)	13,483
Mutual funds	2,643	-	-	2,643
Municipal securities	3,659	49	(76)	3,632
SBA pools	6,453	58	(62)	6,449
Mortgage-backed securities	115,245	2,172	(407)	117,010
	$165,212	$2,677	$(2,427)	$165,462

DECEMBER 31, 2007
U. S. Government obligations	$44,052	$350	$(127)	$44,275
Corporate	12,880	56	(669)	12,267
Mutual funds	14,385	-	-	14,385
Municipal securities	5,402	113	(11)	5,504
SBA pools	7,614	119	(69)	7,664
Mortgage-backed securities	79,085	669	(300)	79,454
	$163,418	$1,307	$(1,176)	$163,549

HELD TO MATURITY:
DECEMBER 31, 2008
U. S. Government obligations	$932	$38	$-	$970
Corporate	3,969	19	(729)	3,259
Municipal securities	8,853	217	(223)	8,847
Mortgage-backed securities	3,143	113	-	3,256
	$16,897	$387	$(952)	$16,332

DECEMBER 31, 2007
U. S. Government obligations	$1,420	$22	$-	$1,442
Corporate	2,173	145	(1)	2,317
Municipal securities	9,854	500	-	10,354
Mortgage-backed securities	3,766	97	-	3,863
	$17,213	$764	$(1)	$17,976

All of the Company’s mortgage-backed securities at December 31, 2008 and 2007 have been issued by government agencies or government sponsored enterprises.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

The amortized cost and estimated fair value of investment securities at December 31, 2008, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held to Maturity		Available for Sale
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Due in one year or less	$2,397	$2,415	$8,727	$8,659
Due after one year through five years	2,098	1,756	15,375	14,964
Due after five year through ten years	5,136	4,855	21,037	20,115
Due thereafter	7,266	7,306	120,073	121,724
	$16,897	$16,332	$165,212	$165,462

At December 31, 2008 and 2007, $74.2 million and $64.9 million, respectively, of securities were pledged as collateral to secure certain deposits and FHLB advances.

Gross gains and losses of $713 thousand and $152, respectively, for the year ended December 31, 2008, and $312 thousand and $83 thousand, respectively, for the year ended December 31, 2007, were realized on sales and calls of investment securities.

The following table shows the Company’s available for sale investments’ gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position:

At December 31, 2008	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
U. S. Government obligations	$451	$13	$1,931	$36	$2,382	$49
Corporate	8,889	1,157	2,748	676	11,637	1,833
Municipal securities	1,373	76	-	-	1,373	76
SBA pools	1,609	38	1,316	24	2,925	62
Mortgage-backed securities	31,136	357	2,046	50	33,182	407
Total	$43,458	$1,641	$8,041	$786	$51,499	$2,427

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

At December 31, 2007	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
U. S. Government obligations	$4,091	$48	$10,414	$79	$14,505	$127
Corporate	5,295	137	2,945	532	8,240	669
Municipal securities	-	-	303	11	303	11
SBA pools	2,888	16	1,613	53	4,501	69
Mortgage-backed securities	10,144	14	13,864	286	24,008	300
Total	$22,418	$215	$29,139	$961	$51,557	$1,176

The following table shows the Company’s held to maturity investments’ gross unrealized losses and fair value, and length of time that individual securities have been in a continuous unrealized loss position:

At December 31, 2008	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
Corporate	$1,474	$351	$605	$378	$2,079	$729
Municipal securities	2,367	223	-	-	2,367	223
Total	$3,841	$574	$605	$378	$4,446	$952

At December 31, 2007	Less than 12 months		12 months or more		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(In thousands)
Corporate	986	1	-	-	986	1
Total	$986	$1	$-	$-	$986	$1

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.  Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Bank to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.  In management’s opinion, the unrealized losses reflect changes in interest rates or changes in spreads subsequent to the acquisition of specific securities.

For the year ended December 31, 2008, the Company took a pre-tax investment write down of $1.2 million for other-than-temporary impairment on a mutual fund.  For the year ended December 31, 2007, the Company took a pre-tax investment write down of $284 thousand for other-than-temporary impairment” on a mutual fund.  The Company’s decision was based on the length of time the mutual fund was in a loss position and based on the fact that the mutual fund had not made any recovery during recent changes in interest rates.  The Company does not believe this impairment is related to credit quality but rather to the widening of spreads in the bond market for mortgage related securities.  At December 31, 2008 and 2007, mutual funds are carried at their estimated fair value.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4 – INVESTMENT SECURITIES (CONTINUED)

At December 31, 2008, there were 76 securities in the less-than-twelve-months category and 26 securities in the twelve-months-or-more category for the available for sale portfolio.  At December 31, 2008, there were nine securities in the less-than-twelve-months category and one security in the twelve-months-or-more category for the held to maturity portfolio.

As of December, 31, 2008 management believes that the estimated fair value of the securities noted above are primarily dependent on the movement in market interest rates.  These investment securities are comprised of securities that are rated investment grade by at least one bond credit rating service.  Management believes that these fair values will recover as the underlying portfolios mature.  The Company has the ability and intent to hold these securities until such time as the value recovers or the securities mature.  Management does not believe any individual unrealized loss as of December 31, 2008, represents an other-than-temporary impairment.

NOTE 5 - LOANS RECEIVABLE

Loans receivable at December 31, 2008 and 2007 consist of the following:

	2008	2007
	(In Thousands)
Mortgage loans:
One-to-four family	$145,329	$114,745
Multi-family	4,942	5,609
Commercial	81,983	55,606
Construction	12,223	10,137
Home equity loans and credit lines	41,293	40,264
Commercial loans	17,177	12,600
Consumer and other loans	2,616	3,752
	305,563	242,713
Deferred loan fees	(307)	(281)
Allowance for loan losses	(2,105)	(1,392)
	$303,151	$241,040

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

	Balance January 1,	Additions	Amounts Collected	Balance December 31,
2008	$6,577	$404	$576	$6,405

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 - LOANS RECEIVABLE (CONTINUED)

At December 31, 2008, the Bank had $524 thousand of impaired loans and at December 31, 2007, the Bank had $370 thousand of impaired loans.  The amounts of related valuation allowances were $113 thousand and $25 thousand, respectively, at those dates.  There was $154 thousand of impaired loans at December 31, 2008, for which no specific reserve was recorded.  There were no impaired loans at December 31, 2007, for which no specific reserve was recorded.  For 2008 and 2007, the average daily balance of impaired loans totaled $417 thousand and $623 thousand, respectively.  The total amount of interest not recognized into income on the impaired loans totaled $28 thousand and $17 thousand in 2008 and 2007, respectively.  Loans on which the accrual of interest has been discontinued amounted to $1.9 million and $1.2 million at December 31, 2008 and 2007, respectively.  The Bank had no loan balances past due 90 days or more and still accruing interest at December 31, 2008 and 2007, respectively.

The following is a summary of changes in the allowance for loan losses:

	2008	2007
	(In thousands)
Balance, beginning of year	$1,392	$1,373
Provision charged to operations	756	84
Charge-offs	(50)	(68)
Recoveries	7	3
Balance, end of year	$2,105	$1,392

NOTE 6 – OFFICE PROPERTIES AND EQUIPMENT

Office properties and equipment at December 31, 2008 and 2007 are summarized by major classification as follows:

	Estimated Useful Life in Years	2008	2007
	(In thousands)

Land	Indefinite	$4,017	$2,929
Buildings	25	8,190	7,596
Furniture, Fixtures and equipment	3 – 7	2,927	2,843
Construction in progress		-	91
		15,134	13,459
Accumulated depreciation		(3,571)	(3,186)
		$11,563	$10,273

The Company completed construction and opened our new administrative headquarters/full-service office in Vineland, New Jersey in May 2007.  Total construction costs including land was $6.4 million.

The Company has spent $341 thousand for the acquisition of land in the Borough of Buena in Atlantic County, New Jersey, $788 thousand for the acquisition of land in Millville, Cumberland County, New Jersey and $1.3 million for the acquisition of land in Harrison Township, Gloucester County, New Jersey as possible branch locations.  The cost of the land for all of the above properties is included in the Land total.  As the Company is in the early stages of planning, we cannot determine completion dates or estimated costs to complete cannot be determined.  In July 2008, the Bank opened a branch office on Landis Avenue in Vineland, New Jersey.  Total costs including land, building and furniture, fixtures and equipment total approximately $585 thousand.

In November 2008, the Bank purchased a building in Cedarville, New Jersey (Township of Lawrence) for $275 thousand as a branch location.  After renovations, the branch opened in January 2009.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 - DEPOSITS

Deposits at December 31, 2008 and 2007 consist of the following major classifications (dollars in thousands):

	2008		2007
	Amount	Average Rate	Amount	Average Rate

Certificates of deposit:
2.01% - 4.00%	$178,445	3.58%	$13,155	3.80%
4.01% - 6.00%	63,215	5.06	204,761	4.92
6.01% - 8.00%	-	-	141	7.77
More than 8.00%	-	-	23	9.65
Total certificates of deposit	241,660	3.97	218,080	4.86

Non-interest bearing demand	18,146	-	15,141	-
NOW	55,439	.72	45,255	2.12
Super NOW	15,532	1.75	16,520	1.77
Savings	81,050	2.76	55,716	2.18
Money market deposit	45,404	3.26	20,670	3.72
	$457,231	3.06%	$371,382	3.72%

A summary of certificates of deposit by maturity at December 31, 2008 is as follows (in thousands):

2009	$152,587
2010	60,411
2011	18,302
2012	5,645
2013	2,660
Thereafter	2,055
$241,660

The aggregate amount of certificates of deposit with a minimum denomination of $100 thousand was $125.5 million and $119.7 million at December 31, 2008 and 2007, respectively.  Currently, amounts above $250 thousand are not insured by the Federal Deposit Insurance Corporation (“FDIC”).  Included in the certificate of deposit balances at December 31, 2008 are brokered certificates of deposit in the amount of $43.6 million at a weighted average rate of 4.14% with maturities as follows, $24.4 million in 2009, $13.3 million in 2010, and $5.9 million in 2011.  The Bank had $28.0 million at a weighted average rate of 5.30% in brokered deposits at December 31, 2007.

A summary of interest expense on deposits for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
	(In thousands)
NOW and Super NOW	$862	$1,299
Savings	2,232	1,188
Money market demand	1,029	678
Certificates of deposit	9,932	10,467
	$14,055	$13,632

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – FEDERAL HOME LOAN BANK BORROWINGS

Federal Home Loan Bank (FHLB) borrowings at December 31 are as follows:

Maturity	Interest Rate	2008	2007
		(In thousands)
January 2, 2008	3.61%	-	$15,000
January 2, 2008	4.11%	-	380
March 24, 2008	4.79%	-	4,000
November 20, 2008	4.42%	-	4,000
June 23, 2009	3.35%	3,000	-
October 19, 2009	4.65%	4,000	4,000
November 20, 2009	4.23%	4,000	4,000
December 03, 2009	3.89%	4,000	4,000
June 23, 2010	3.88%	3,000
October 18, 2010	4.70%	4,000	4,000
June 23, 2011	4.31%	3,000	-
June 30, 2021	5.57%	6,227	6,559
		$31,227	$45,939

At December 31, 2008, the Bank had a borrowing capacity of $127.5 million available from the FHLB of New York, of which $31.2 million was outstanding, which is based on the amount of FHLB stock held or levels of other assets, including United States Government obligations, which are available for collateral.

NOTE 9 – INCOME TAXES

Retained earnings include $1.5 million at December 31, 2008 and 2007, for which no provision for federal income tax has been made.  These amounts represent deductions for bad debt reserves for tax purposes which were only allowed to savings institutions which met certain definitional tests prescribed by the Internal Revenue Code of 1986, as amended.  The Small Business Job Protection Act of 1996 eliminated the special bad debt deduction granted solely to thrifts.  Under the terms of the Act, there would be no recapture of the pre-1988 (base year) reserves.  However, these pre-1988 reserves would be subject to recapture under the rules of the Internal Revenue Code if the Bank itself pays a cash dividend in excess of earnings and profits, or liquidates.  The Act also provides for the recapture of deductions arising from “applicable excess reserve” defined as the total amount of reserve over the base year reserve.  The Bank’s total reserve exceeds the base year reserve and deferred taxes have been provided for this excess.

The income tax provision consists of the following for the years ended December 31:

	2008	2007
	(In thousands)
Current:
Federal	$1,023	$(139)
State	-	-
Total current	1,023	(139)

Deferred	(670)	(315)
Total	$353	$(454)

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – INCOME TAXES (CONTINUED)

A reconciliation of the statutory federal income tax at a rate of 34% to the income tax expense included in the statements of income for the years ended December 31 is as follows (dollars in thousands):

	2008			2007
	Amount	% of Pretax Income		Amount	% of Pretax Income
Federal income tax at statutory rate	$578	34.0%		$264	34.0%
State tax, net of federal benefit	(85)	(5.0	) %	(243)	(31.3	) %
Tax exempt income	(196)	(11.5	) %	(392)	(50.5	) %
Life insurance income	(33)	(1.9	) %	(32)	(4.1	) %
Other	89	5.2%		(51)	(6.6	) %
Total	$353	20.8%		$(454)	(58.4	) %

The components of the net deferred tax asset, included in other assets, are as follows:

	December 31,
	2008	2007
	(In thousands)
Deferred tax assets:
Deferred loan fees	$122	$112
Allowance for loan losses	841	556
Securities impairment	351	113
Net operating loss carryforwards	682	243
Stock-based compensation	204	112
AMT credit carryforward	88	88
Prepaid expenses	4	29
Depreciation	44	-
Total deferred tax assets	2,336	1,253

Valuation allowance	(542)	(103)

Deferred tax liabilities:
Depreciation	-	(23)
Net unrealized loss on securities available for sale	(42)	(66)
Other	-	(3)
Total deferred tax liabilities	(42)	(92)
Net Deferred Tax Asset	$1,752	$1,058

The Company has state net operating loss carryforwards of approximately $11.5 million beginning to expire in 2014.

NOTE 10 – BENEFIT PLANS

The Bank has a 401(k) Savings Plan (the “Plan”).  All employees are eligible to participate after completing one year of eligible service.  The employees may contribute up to fifteen percent of their compensation to the Plan with the Bank matching fifty percent of the first six percent or a maximum of three percent of total salary.  Full vesting in the Plan is prorated equally over a five-year period.  The Bank’s contributions to the Plan for the years ended December 31, 2008 and 2007 were $68 thousand and $64 thousand, respectively.

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

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 10 – BENEFIT PLANS (CONTINUED)

As the debt is repaid, shares are released from the collateral and allocated to qualified employees.  Accordingly, the shares pledged as collateral are reported as unearned ESOP shares in the Consolidated Statements of Financial Condition.  As the shares are released from collateral, the Company reports compensation expense equal to the average market price of the shares, and the shares become outstanding for earnings per share computations.  The Company’s compensation expense for the ESOP was $114 thousand and $149 thousand for the years ended December 31, 2008 and 2007, respectively.  The following table presents the components of the ESOP shares:

	December 31,
	2008	2007
Shares released for allocation	46,412	34,809
Unreleased shares	119,986	131,589
Total ESOP shares	166,398	166,398
Fair value of unreleased shares	$941,890	$1,335,628

NOTE 11 – STOCK-BASED COMPENSATION

Under the 2006 Stock-Based Incentive Plan (the “2006 Plan”), the Company may grant options to purchase up to 221,563 shares of Company stock and may grant up to 88,625 shares of common stock as restricted stock awards.

The 2006 Plan enables the Board of Directors to grant stock options to executives, other key employees and nonemployee directors.  The options granted under the Plan may be either non-qualified stock options (NQOs) or incentive stock options (ISOs).  Only NQOs may be granted to nonemployee directors under this plan and ISOs may be granted to employees.  The Company has reserved 221,563 shares of common stock for issuance upon the exercise of options granted under the 2006 Plan.  No grants may be made more than ten years after adoption of the plan.  Options may not be granted with an exercise price that is less than 100% of the fair market value of the Company’s common stock on the date of grant.  Options may not be granted with a term longer than 10 years.  Stock options granted under the Incentive Plan are subject to limitations under Section 422 of the Internal Revenue Code.  The number of shares available under the 2006 Plans, the number of shares subject to outstanding options and the exercise price of outstanding options will be adjusted to reflect any stock dividend, stock split, merger, reorganization or other event generally affecting the number of the Company’s outstanding shares.  At December 31, 2008, there are 25,095 shares available for option grants under the 2006 Plan.

On October 19, 2006, 88,625 shares of restricted stock were awarded.  The restricted shares awarded had a grant date fair value of $12.47 per share.  The restricted stock awarded vest 20% annually beginning October 19, 2007.  During the years ended December 31, 2008 and 2007, $222 thousand and $222 thousand in compensation expense was recognized in regard to these restricted stock awards, respectively.  The tax benefits recognized related to such stock-based compensation was $75 thousand and $75 thousand for the years ended December 31, 2008 and 2007.  At December 31, 2008, there was $617 thousand of unrecognized compensation expense related to the restricted stock awards which is expected to be recognized over a period of 2.75 years.

	Number of shares	Weighted Average Grant Date Fair Value
Restricted stock, beginning of year	70,900	$12.47
Granted	-	-
Forfeited	-	-
Vested	17,725	12.47
Restricted stock, end of year	53,175	$12.47

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – STOCK-BASED COMPENSATION (CONTINUED)

On October 19, 2006, options to purchase 196,468 shares of common stock at $12.47 per share were awarded.  The options awarded vest 20% annually beginning October 19, 2007.  The following is a summary of the Company’s stock option activity for the years ended December 31, 2008 and 2007:

	Options	Weighted Average Exercise Price
Outstanding at January 1, 2008 and 2007	196,468	$12.47
Granted during 2008 and 2007	-	-
Exercised	-	-
Forfeitures	-	-
Outstanding at December 31, 2008 and 2007	196,468	$12.47
Exercisable at December 31, 2008	78,588	$12.47

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2006:  dividend yield of 0%, risk-free interest rate of 4.79%, expected life of 6.5 years, and expected volatility of 15.00%.  The weighted average fair value of options granted in 2006 was $3.79 per share.  Weighted average contractual term of options outstanding and exercisable were 7.75 years at December 31, 2008, and 8.75 years at December 31, 2007.  The aggregate intrinsic value of options outstanding was $0 and $0 at December 31, 2008 and 2007, respectively.

Stock-based compensation expense related to stock options granted for the years ended December 31, 2008 and 2007 was $148 thousand and $148 thousand, respectively, with a related tax benefit of $51 thousand and $51 thousand, respectively.  No options were granted in 2008 or 2007.  As of December 31, 2008, there was approximately $416 thousand of unrecognized compensation cost.    The cost will be recognized on a graded vesting method over a period of 2.75 years.

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

At December 31, 2008 and 2007, the following financial instruments were outstanding whose contract amounts represent credit risk:

	2008	2007
	(In thousands)
Commitments to grant loans	$9,361	$10,210
Unfunded commitments under lines of credit	21,986	24,080
Standby letters of credit	3,424	1,863
	$34,771	$36,153

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

Unfunded commitments under lines of credit are collateralized except for the overdraft protection lines of credit and commercial unsecured lines of credit.  The amount of collateral obtained is based on management’s credit evaluation, and generally includes personal or commercial real estate.  The overdraft protection lines and the commercial unsecured lines of credit total approximately $4.4 million and usually do not contain specified maturity dates and may not be drawn upon to the extent to which the Bank is committed.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party.  The majority of these standby letters of credit expire within the next twelve months.  The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments.  The Bank requires collateral supporting these letters of credit when deemed necessary.  Management believes that the proceeds obtained through liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees.  The amount of the liability as of December 31, 2008 and 2007 for guarantees under standby letters of credit issued is not material.

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

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible and core capital (as defined in the regulations) to total adjusted assets (as defined) and of risk-based capital (as defined) to risk-weighted assets (as defined).  Management believes, as of December 31, 2008, that the Bank meets all capital adequacy requirements to which it is subject.

As of December 31, 2008, the most recent notification from the regulators categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action.  To be categorized as well-capitalized, the Bank must maintain minimum tangible, core and risk-based ratios as set forth in the table.  There are no conditions or events since that notification that management believes have changed the Bank’s category.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 13 – REGULATORY CAPITAL REQUIREMENTS (CONTINUED)

The Bank’s actual capital amounts and ratios are presented in the table.

	Actual		For Capital Adequacy Purposes			To be Well Capitalized under Prompt Corrective Action Provisions
	Amount	Ratio	Amount		Ratio	Amount		Ratio
	(In Thousands)
As of December 31, 2008:
Tangible Capital (to Adjusted Total Assets)	$38,524	7.27%	$	>7,951	>1.50%		N/A	N/A
Core Capital (to Adjusted Total Assets)	38,524	7.27%		>21,203	>4.00%	$	>26,503	>5.00%
Tier 1 Capital (to Risk-Weighted Assets)	38,524	12.42%		N/A	N/A		>18,616	>6.00%
Total Capital (to Risk-Weighted Assets)	40,528	13.06%		>24,822	>8.00%		>31,027	>10.00%

As of December 31, 2007:
Tangible Capital (to Adjusted Total Assets)	$36,725	8.03%	$	>6,859	>1.50%		N/A	N/A
Core Capital (to Adjusted Total Assets)	36,725	8.03%		>18,291	>4.00%	$	>22,863	>5.00%
Tier 1 Capital (to Risk-Weighted Assets)	36,262	14.42%		N/A	N/A		>15,088	>6.00%
Total Capital (to Risk-Weighted Assets)	37,617	14.96%		>20,118	>8.00%		>25,147	>10.00%

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

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS

 Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

In December 2007, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  As such, the Company only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009.  In October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  FSP 157-3 is effective immediately and applies to the Company’s December 31, 2008 consolidated financial statements.  The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2:	Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Observable Other Inputs	(Level 3) Significant Unobservable Inputs
Securities available-for-sale	$165,462	$-	$165,462	$-

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Observable Other Inputs	(Level 3) Significant Unobservable Inputs
Impaired loans	$257	$-	$-	$257

As discussed above, the Company has delayed its disclosure requirements of non-financial assets and liabilities.  Certain real estate owned with write-downs subsequent to foreclosure are carried at fair value at the balance sheet date for which the Company has not yet adopted the provisions of SFAS 157.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2008 and 2007:

Cash and Amounts Due From Banks (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and amounts due from bank’s approximate those assets’ fair values.

Interest-bearing Time Deposits (Carried at Cost)

Fair values for fixed-rate time certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.  The Company generally purchases amounts below the insured limit, limiting the amount of credit risk on these time deposits.

Investment Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity or call dates, projected repayments and prepayments of principal.  Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that are accounted for under FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS 114”), in which the Company has measured impairment generally based on the fair value of the loan’s collateral.  Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds.  These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.  The fair value consists of the loan balances of $370 thousand, net of a valuation allowance of $113 thousand.

Federal Home Loan Bank Stock (Carried at Cost)

The carrying amount of restricted investment in Company stock approximates fair value, and considers the limited marketability of such securities.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Borrowings (Carried at Cost)

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity.  These prices obtained from this active market represent a market value that is deemed to represent the transfer price if the liability were assumed by a third party.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Company’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair value of the Company’s financial instruments at December 31, 2008 and 2007 are as follows:

	2008		2007
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)

Assets:
Cash and amounts due from banks	$23,407	$23,407	$15,978	$15,978
Interest-bearing time deposits	-	-	208	208
Investment securities available-for-sale	165,462	165,462	163,549	163,549
Investment securities held-to-maturity	16,897	16,332	17,213	17,976
Federal Home Loan Bank stock	1,991	1,991	2,545	2,545
Loans receivable, net	303,151	311,796	241,040	242,052
Accrued interest receivable	2,298	2,298	2,185	2,185

Liabilities:
Deposits	457,231	467,070	371,382	374,990
Federal Home Loan Bank short-term borrowings	3,000	3,000	23,380	23,380
Federal Home Loan Bank long-term borrowings	28,227	30,896	22,559	22,987
Accrued interest payable	433	433	646	646

Off-balance sheet financial instruments:
Commitments to extend credit and letters of credit	-	-	-	-

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PARENT COMPANY ONLY FINANCIAL INFORMATION

CONDENSED STATEMENTS OF FINANCIAL CONDITION

	December 31,
	2008	2007
ASSETS	(In thousands)

Cash and cash equivalents	$361	$843
Equity investment in Colonial Bank, FSB	38,737	36,796
Loan receivable – ESOP	1,292	1,380
Other assets	240	9

Total Assets	$40,630	$39,028

LIABILITIES AND STOCKHOLDERS’ EQUITY

STOCKHOLDERS’ EQUITY

Total Stockholders’ Equity	$40,630	$39,028

Total Liabilities and Stockholders’ Equity	$40,630	$39,028

COLONIAL BANKSHARES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – PARENT COMPANY ONLY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF INCOME

	Years Ended December 31,
	2008	2007
	(In thousands)

Interest income	$89	$107
Equity in earnings of Colonial Bank, FSB	1,684	1,556
Total income	1,773	1,663

General, administrative and other expenses	428	432

Net income	$1,345	$1,231

CONDENSED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2008	2007
	(In thousands)

Cash flows from operating activities:
Net income	$1,345	$1,231
Share-based compensation expense	370	370
Equity in undistributed earnings Colonial Bank, FSB	(1,684)	(1,556)
Increase in cash from ESOP loan repayment	88	84
Increase in other assets	(231)	(3)

Net cash from operating activities	(112)	126

Cash flows from financing activities:
Acquisition of treasury stock	(370)	-

Net cash (used in) provided by financing activities	(370)	-

Net (decrease) increase in cash and cash equivalents	(482)	126

Cash and cash equivalents at beginning of period	843	717

Cash and cash equivalents at end of period	$361	$843

STOCK HOLDER INFORMATION

Annual Meeting	Transfer Agent

The Annual Meeting of Stockholders will be held at 3:00 p.m. on May 21, 2009 at the main office, 2745 S. Delsea Drive, Vineland, New Jersey 08360.

Stock Listing

The Company’s Common Stock trades on the Nasdaq Global Market System under the symbol “COBK”

Special Counsel

Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Avenue, N.W., Suite 400
Washington, D.C.  20015

Independent Registered Public Accounting Firm

Beard Miller Company LLP
1200 Atwater Drive Suite 225
Malvern, Pennsylvania 19355
Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016

If you have any questions concerning your stockholder account, please call our transfer agent, noted above, at (800) 368-5948. This is the number to call if you require a change of address, records or information about lost certificates.

Annual Report on Form 10-KSB

A copy of the Company’s Form 10-K for the fiscal year ended December 31, 2008, will be furnished without charge to stockholders upon written request to the Secretary, Colonial Bankshares, Inc., 2745 S. Delsea Drive, Vineland, New Jersey 08360.

DIRECTORS AND OFFICERS

Directors		Officers

Albert A. Fralinger, Jr. Chairman of the Board Chairman and Chief Financial Officer, Fralinger Engineering	Edward J. Geletka President and Chief Executive Officer, Colonial Bank, FSB	Edward J. Geletka President and Chief Executive Officer

Gregory J. Facemyer, CPA Vice Chairman of the Board Self-Employed Certified Public Accountant	Frank M. Hankins, Jr. Retired Chairman, H. H. Hankins & Brothers Lumber	L. Joseph Stella, III, CPA Executive Vice President and Chief Financial Officer

Richard S. Allen President, Allen Associates, Insurance Services	James Quinn Owner, Quinn Broadcasting, Inc. Mayor, Millville, NJ	William F. Whelan Executive Vice President and Chief Operations Officer

John Fitzpatrick, CPA President, Premier Accounting Services, PC		Richard W. Dapp Senior Vice President and Chief Credit Officer